ORIGINAL

RECD S.E.C.
APR 10 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule l4e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

03000133

Royal County Minerals Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
APR 14 2003
THOMSON FINANCIAL

International Curator Resources Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Bob Hemmerling
1708 Dolphin Avenue, Suite 810
Kelwona, BC V1Y 9S4
(888) 882-8177
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 9, 2003
(Date Tender Offer/Rights Offering Commenced)

index on pg. 2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

1. Offer of International Curator Resources Ltd. dated April 2, 2003 (included in the Offering Circular)

2. Offering Circular of International Curator Resources Ltd. dated April 2, 2003 and attached schedules

3. Letter of Transmittal dated April 2, 2003

4. Notice of Guaranteed Delivery dated April 2, 2003

5. Notice of Change of Auditor of Royal County Minerals Corp.

6. Directors' Circular of Royal County Minerals Corp. dated April 2, 2003

7. French translation of summary of Offering Circular of International Curator Resources Ltd. dated April 2, 2003*

8. French translation of summary of Directors' Circular of Royal County Minerals Corp. dated April 2, 2003**

(b) N/A

Item 2. Informational Legends

See "Notice to Shareholders in the United States" in the Offer and Offering Circular.

---

* This is the French translation of the summary section of the Offering Circular of International Curator Resources Ltd. that is provided in English.

** This is the French translation of the summary section of the Directors' Circular of Royal County Minerals Corp. that is provided in English.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1. (a) The press release of International Curator Resources Ltd. announcing its intention to make the takeover bid dated February 17, 2003.

(b) The press release of Royal County Minerals Corp. announcing its receipt of the takeover bid offer dated February 17, 2003.

(c) The press release of International Curator Resources Ltd. relating to the takeover bid dated March 24, 2003.

(d) The press release of Royal County Minerals Corp. relating to the takeover bid dated March 26, 2003.

(e) The joint press release of International Curator Resources Ltd. and Royal County Minerals Corp. dated April 9, 2003 announcing the mailing of the takeover bid.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X, dated April 9, 2003, is being filed concurrently with the Commission.

(2) N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jean Florendo
(Signature)

Jean Florendo, Corporate Secretary
(Name and Title)

April 9, 2003
(Date)

1. Offer of International Curator Resources Ltd. dated April 2, 2003 (included in the Offering Circular)

2. Offering Circular of International Curator Resources Ltd. dated April 2, 2003 and attached schedules

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISOR.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

April 2, 2003

INTERNATIONAL CURATOR RESOURCES LTD.

OFFER TO PURCHASE

all of the outstanding common shares of

ROYAL COUNTY MINERALS CORP.

on the basis of 4 common shares of International Curator Resources Ltd. for each common share of Royal County Minerals Corp.

The offer (the "Offer") is for all of the common shares of Royal County Minerals Corp. ("RMI") issued and outstanding at the time International Curator Resources Ltd. ("Curator" or the "Purchaser") takes up and pays for common shares of RMI under the Offer. As of the date of the Offer there are 5,967,489 common shares of RMI outstanding. The Offer is open for acceptance until 5:00 p.m. (Vancouver time) on May 14, 2003 unless withdrawn or extended. The Offer is conditional upon, among other things, a minimum of 90% of the outstanding common shares of RMI being deposited under the Offer and upon certain other conditions set forth in Section 6 of the Offer, "Conditions of the Offer".

The Board of Directors of RMI has recommended acceptance of the Offer. Reference is made to the Directors' Circular sent in connection with the Offer.

Devinder Randhawa ("Randhawa"), the beneficial holder of an aggregate of 1,330,203 or approximately 22.3% of the issued and outstanding common shares of RMI, has irrevocably agreed to deposit and not withdraw his common shares of RMI under the Offer, all upon and subject to the terms of a Lock-Up Agreement.

Holders of RMI common shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually signed facsimile thereof and deposit it together with their share certificate(s) at one of the offices of CIBC Mellon Trust Company (the "Depositary") specified in the Letter of Transmittal. Alternatively, a holder of RMI common shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 2 of the Offer, "Manner and Time of Acceptance".

The common shares of the Purchaser are listed on the Toronto Stock Exchange ("TSX") under the trading symbol "IC". The common shares of RMI are listed on the TSX Venture Exchange ("TSXV") under the trading symbol "RMI". On February 14, 2003, the last trading day prior to the announcement of the Offer, the closing price of the Purchaser's common shares on the TSX was $0.10, and the closing price of RMI's common shares on the TSXV was $0.26. The closing price of the Purchaser's common shares on the TSX on April 1, 2003 was $0.10. The TSX has conditionally approved the listing of the additional common shares of the Purchaser to be issued in connection with this Offer, subject to the Purchaser fulfilling all the requirements of the TSX. The acquisition of common shares of the Purchaser pursuant to this Offer is subject to certain risks; see "Risk Factors" in the Offering Circular.

continued on page II

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the offices shown in the Letter of Transmittal. If your RMI common shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER ANY UNITED STATES FEDERAL OR STATE SECURITIES LAW, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN THE UNITED STATES PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT"). ACCORDINGLY, ANY SECURITIES ACQUIRED IN THE UNITED STATES WILL BE CONSIDERED "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, OR OTHER REGULATORY AUTHORITY, NOR HAS ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN SECURITIES COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THIS OFFER OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFER DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. THIS OFFER IS NOT, AND UNDER NO CIRCUMSTANCES IS IT TO BE CONSTRUED AS A PROSPECTUS OR ADVERTISEMENT OR PUBLIC OFFERING IN THE UNITED STATES OF THE SECURITIES.

NOTICE TO RESIDENTS OF THE STATE OF NEW HAMPSHIRE: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA-421B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Offer is made for securities of a Canadian issuer. The Offer is subject to disclosure requirements in Canada that are different from those in the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States, and in Canada, the home country of the Purchaser. Such consequences for shareholders who are resident in, or citizens of, the United States are not described herein. Such shareholders are urged to consult their own tax advisors. See the Offering Circular under the heading "Canadian Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Purchaser is incorporated under the laws of British Columbia, Canada, that all of its officers and directors are residents of Canada, that the experts named in the Offer and Offering Circular are residents of Canada, and that all or a substantial portion of the assets of the Purchaser and said persons are located outside the United States. Shareholders may not be able to sue the Purchaser or its officers, directors or experts in Canadian courts for violations of the U.S. securities laws. It may be difficult to compel such persons and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that, during the period of the Offer, the Purchaser or its affiliates, directly or indirectly, may bid for or make purchases of RMI Shares that are subject to the Offer, or of related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

The Purchaser's reporting currency is the Canadian dollar. Unless otherwise indicated, all currency amounts in this document are stated in Canadian dollars.

FORWARD LOOKING STATEMENTS

This document contains or may contain certain forward-looking statements relating to Curator and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this document, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Curator, are inherently subject to significant uncertainties and contingencies. This document contains forward-looking statements relating to, among other things, the sufficiency of current working capital and anticipated operating cash flow, estimated exploration and expenditures to be incurred on Curator's Assean Lake property and compliance with environmental standards. Management's Discussion and Analysis of Operating Results also contains forward-looking statements relating to, among other things, forecast capital and non-operating spending, exploration costs and metal prices. Such statements reflect the current views of Curator with respect to future events and are subject to known and unknown risks, uncertainties and assumptions. Many factors, both known and unknown, could cause the actual results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified in this document under the heading "Risk Factors". Other such factors include, whether or not referenced in this document, changes in general economic and business conditions and changes in business strategy. Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described herein as anticipated, believed, estimated or expected. Curator does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of RMI Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of RMI Shares in any such jurisdiction.

DEFINITIONS

In the Offer and the Offering Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended;

"associate" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended;

"Curator" or "Purchaser" means International Curator Resources Ltd.;

"Curator Shares" means the common shares in the share capital of the Purchaser;

"Depositary" means CIBC Mellon Trust Company at its office in Vancouver, British Columbia, Canada;

"Deposited Shares" means at any particular time the RMI Shares with respect to which this Offer has been accepted in accordance with Section 2 of the Offer, "Manner and Time of Acceptance" and with respect to which the rights of withdrawal described in Section 5 of the Offer, "Rights of Withdrawal" have not been exercised or have expired;

"Eligible Institution" means a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States or a member of a recognized Medallion Stamp Program;

"Escrow Agreement" means the escrow agreement to be delivered pursuant to the Lock-Up Agreement which escrow agreement shall be between the Purchaser, Randhawa, and the Depositary and provide that a certain portion of Randhawa's Curator Shares shall be held in escrow and released from escrow from time to time on a quarterly basis;

"Expiry Date" means May 14, 2003, or such later date or dates as may be fixed by the Purchaser from time to time pursuant to Section 3 of the Offer, "Extension and Variation of the Offer";

"Expiry Time" means 5:00 p.m. (Vancouver time) on the Expiry Date, or such later time or times as may be fixed by the Purchaser from time to time pursuant to Section 3 of the Offer, "Extension and Variation of the Offer";

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Offering Circular;

"Lock-Up Agreement" means the lock-up agreement dated as of April 2, 2003 between the Purchaser and Randhawa;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and the Offering Circular;

"Offer" means the offer to purchase RMI Shares made hereby;

"Offeree" means a holder of RMI Shares;

"Offering Circular" means the offering circular accompanying the Offer and forming part of this document;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time on the Expiry Date;

"Randhawa" means Devinder Randhawa;

"RMI" means Royal County Minerals Corp.;

"RMI Shares" means the issued and outstanding common shares of RMI, which entitle the holders thereof to vote at all meetings of shareholders of RMI and to receive the remaining property of RMI upon liquidation or dissolution;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Ontario), as amended;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"TSX" means the Toronto Stock Exchange; and

"TSXV" means the TSX Venture Exchange.

GLOSSARY OF MINING TERMS

"Ag"	silver;
"Au"	gold;
"Cu"	copper;
"EM"	electromagnetic;
"EZL"	enzyme leach;
"Fe"	iron;
"g/t"	grams per tonne;
"IP"	induced polarization which is a method of ground geophysical surveying using an electrical current to identify mineralization;
"MMI"	mobile metal ion;
"ounces"	Troy ounces = 31.103 grams;
"oz/T"	ounces per ton;
"tonne"	one tonne = 1,000 kilograms = 2204.6 pounds.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Offering Circular. Shareholders are urged to read the Offer and Offering Circular in their entirety. The information concerning RMI contained in the Offer and Offering Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources at the time of the Offer, unless otherwise indicated.

The Offer

The Purchaser is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding RMI Shares, in exchange for 4 Curator Shares for each RMI Share. See Section 1 of the Offer, "The Offer".

No fractional Curator Shares will be issued. Any registered RMI shareholder who would otherwise be entitled to receive a fractional Curator Share will be entitled to receive that number of Curator Shares after the fraction of a Curator Share is rounded up or down to the nearest whole number of Curator Shares. Rounding will be based upon the aggregate holdings of each registered holder of RMI Shares.

The obligation of the Purchaser to take up and pay for RMI Shares pursuant to the Offer is subject to certain conditions. See Section 6 of the Offer, "Conditions of the Offer".

Recommendation of the Board of Directors of RMI

The Board of Directors of RMI has concluded that the Offer is fair to the shareholders of RMI and has unanimously recommended that the RMI shareholders accept the Offer. See the Offering Circular under the heading "Recommendation of the Board of Directors of RMI", and the accompanying Directors' Circular.

Lock-Up Agreement

On April 2, 2003 the Purchaser entered into the Lock-Up Agreement with Randhawa pursuant to which Randhawa has agreed to irrevocably deposit to the Offer and not to withdraw, except under certain limited circumstances, an aggregate of 1,330,203 RMI Shares beneficially held by him, representing approximately 22.3 % of the outstanding RMI Shares, together with any additional RMI Shares acquired by him prior to the Expiry Time. See the Offering Circular under the heading "Arrangements between the Purchaser and Certain Shareholders of RMI."

Time for Acceptance

The Offer is open for acceptance until the Expiry Time or such later time and date to which the Offer may be extended, unless withdrawn by the Purchaser. See Section 2 of the Offer, "Manner and Time of Acceptance".

Conditions of the Offer

The Purchaser reserves the right to withdraw or terminate the Offer and not take up and pay for any RMI Shares deposited under the Offer unless the conditions described in Section 6 of the Offer, "Conditions of the Offer", are satisfied or waived by the Purchaser prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 90% of the issued and outstanding RMI Shares, other than RMI Shares already held at the date of the Offer by, or by a nominee for, the Purchaser or its affiliates. For a complete description of the conditions to the Offer, see Section 6 of the Offer, "Conditions of the Offer".

The Purchaser

The Purchaser is a public company incorporated under the *Company Act* (British Columbia) whose common shares are listed on the TSX under the trading symbol "IC". The Purchaser is principally engaged in the exploration for, and the acquisition and development of precious and base metal properties, either on its own or in association with other companies. See the Offering Circular under the heading "Information Relating to the Purchaser – Narrative Description of the Business".

RMI

RMI is a public company incorporated under the *Company Act* (British Columbia) whose common shares are listed on the TSXV under the trading symbol "RMI". RMI is a Canadian based company engaged in mineral exploration, targeting precious metals in British Columbia. See Schedule D to the Offering Circular – Annual Information Form of RMI dated October 25, 2002.

Purpose of Offer and Plans for RMI

The purpose of the Offer is to enable Curator to acquire the entire equity interest in RMI as a means of acquiring the assets and business of RMI. The Kinaskan property, located in northern British Columbia and owned by RMI, is adjacent to the GJ property owned by Curator. Curator is of the view that the Kinaskan property, when combined with the GJ property, will provide greater exploration potential for gold and copper mineral deposits. Upon the successful completion of the Offer, the Purchaser intends to exercise its statutory rights of acquisition and thereafter oversee the integration of the operations of RMI into the operations of the Purchaser. See the Offering Circular under the heading "Purpose of Offer and Plans for RMI".

Manner of Acceptance

A RMI shareholder wishing to accept the Offer must deposit, at or prior to the Expiry Time, certificates representing the RMI Shares, together with a properly completed Letter of Transmittal at any one of the offices of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies the Offer. If a Shareholder wishes to deposit RMI Shares pursuant to the Offer and the certificates representing the RMI Shares are not immediately available, or such person cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such RMI Shares may nevertheless be deposited in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See Section 2 of the Offer, "Manner and Time of Acceptance".

Payment

If all of the conditions referred to in Section 6 of the Offer, "Conditions of the Offer", are satisfied or waived by the Purchaser at or prior to the Expiry Time, the Purchaser will be obligated to take up the RMI Shares validly deposited and not withdrawn under the Offer not later than ten days after the Expiry Time and to pay for the RMI Shares taken up as soon as possible, but in any event, no later than three days after taking up the RMI Shares. Any RMI Shares deposited pursuant to the Offer after the first date on which RMI Shares have been taken up and paid for by the Purchaser will be taken up and paid for within ten days of such deposit. See Section 4 of the Offer, "Payment for RMI Shares".

Withdrawal of Deposited RMI Shares

All deposits of RMI Shares pursuant to the Offer are irrevocable, except as provided in Section 5 of the Offer, "Rights of Withdrawal".

Acquisition of RMI Shares Not Deposited

If the Purchaser takes up and pays for the RMI Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding RMI Shares, it currently intends to exercise its statutory right to acquire all the RMI Shares not deposited under the Offer. See the Offering Circular under the heading "Statutory Acquisition and Appraisal Rights".

Canadian Federal Income Tax Considerations

Generally, a capital gain (or capital loss) that would otherwise be realized by a holder of RMI Shares on the exchange of RMI Shares for Curator Shares will be deferred under the provisions of the Tax Act except where a holder of RMI Shares has, in their income tax return for the year of exchange, included in income any portion of the gain (or loss) otherwise determined from the exchange of the RMI Shares. A holder of RMI Shares who includes any portion of the gain (or loss) in income will be deemed to have disposed of all RMI Shares for proceeds of disposition equal to the fair market value of the Curator Shares received in exchange therefor and to have acquired such Curator Shares at a cost equal to their fair market value. See the Offering Circular under the heading "Canadian Federal Income Tax Considerations".

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will be responsible for receiving deposits of certificates representing the RMI Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will be responsible for receiving Notices of Guaranteed Delivery at the offices specified in the Notice of Guaranteed Delivery. No brokerage fees or commissions will be payable by any RMI shareholder who deposits RMI Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. RMI shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing RMI Shares with the Depositary. See the Offering Circular under the heading "Depositary".

TABLE OF CONTENTS

15

OFFER

April 2, 2003

To the Holders of Common Shares of Royal County Minerals Corp.

1. THE OFFER

International Curator Resources Ltd. ("Curator" or the "Purchaser"), a British Columbia company, hereby offers, upon the terms and conditions hereinafter set forth, to purchase all of the common shares in the capital of Royal County Minerals Corp. ("RMI"), a British Columbia company, issued and outstanding at the time that the Purchaser takes up and pays for common shares of RMI on the basis of 4 common shares of the Purchaser for every 1 common share of RMI.

No fractional Curator Shares will be issued. Any registered shareholder of RMI who would otherwise be entitled to receive a fractional Curator Share will be entitled to receive that number of Curator Shares after the fraction of a Curator Share is rounded up or down to the nearest whole number of Curator Shares. Rounding will be based upon the aggregate holdings of each registered holder of RMI Shares.

The Offer is made only for the RMI Shares and not for any options, warrants or other rights to acquire RMI Shares. It is a condition to the Offer that all holders of options, warrants or other rights to acquire RMI Shares shall have entered into agreements with the Purchaser providing for the amendment of their respective RMI securities such that they will be entitled to receive Curator Shares in lieu of RMI Shares on the basis set forth herein.

Shareholders of RMI will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their RMI Shares directly with the Depositary to accept the Offer.

The accompanying Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. MANNER AND TIME OF ACCEPTANCE

This Offer may be accepted by the holders of RMI Shares during the Offer Period.

In order to accept this Offer an Offeree must complete and sign the Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions contained therein and forward it with the certificate(s) representing the RMI Shares in respect of which this Offer is being accepted and any other documents required by the Letter of Transmittal at any of the offices of the Depositary listed in the Letter of Transmittal.

Share certificates registered in the name of the depositing shareholder need not be endorsed. However, the Letter of Transmittal must be duly signed and the signature guaranteed by an Eligible Institution as specified in the Letter of Transmittal. If such share certificate(s) are registered in the name of a person other than the person signing the Letter of Transmittal, the certificates must be endorsed and accompanied by a stock transfer power signed by the registered holder with the signature guaranteed as specified in the Letter of Transmittal. The opinion of the Purchaser shall be conclusive as to all questions relating to compliance with the terms of this paragraph and the instructions on the reverse side of the Letter of Transmittal, including the proper execution of certificate(s) and Letters of Transmittal. Neither the Purchaser nor the Depositary shall be under any obligation to give notification of any defect or irregularity in the deposit or incur any liability for failure to do so, whether prior to or after the Expiry Date. The Purchaser reserves the right to waive any defect in the deposit of RMI Shares or to permit holders of RMI Shares to accept this Offer in a manner other than as set out in this paragraph. Unless waived, any defect in the deposit of RMI Shares must be cured on or prior to the Expiry Date.

The share certificate(s) representing the RMI Shares together with the Letter of Transmittal, duly completed and executed, and any other documents required must be delivered or mailed so that they are physically received by the Depositary at the office listed in the Letter of Transmittal on or before the Expiry Date.

If a shareholder of RMI wishes to deposit RMI Shares pursuant to this Offer and the certificates representing the RMI Shares are not immediately available, or the shareholder is not able to deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such RMI Shares may nevertheless be deposited provided that all of the following conditions are met: the deposit is made by or through an Eligible Institution; a properly completed and duly executed Notice of Guaranteed Delivery in the form enclosed herewith, or a manually signed facsimile thereof, is received by the Depositary at its Toronto office as specified in the accompanying Notice of Guaranteed Delivery, prior to the Expiry Time; and the certificate(s) representing deposited RMI Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually signed facsimile thereof, and any other documents required by the Letter of Transmittal are received by the Depositary at an office specified in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificates must be delivered to the Toronto office of the Depositary.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at the office specified in the Notice of Guaranteed Delivery and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery to the Depositary is at the option and risk of the Offeree. The Purchaser recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Holders of RMI Shares whose shares are registered in the name of a nominee must contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their RMI Shares.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares pursuant to the Offer will be determined by the Purchaser in its sole discretion. Depositing Offerees agree that such determination shall be final and binding. The Purchaser reserves the absolute right to reject any and all deposits which the Purchaser determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. The Purchaser reserves the absolute right to waive any defect or irregularity in the tender of any Deposited Shares. The Purchaser's interpretation of the terms and conditions of the Offer (including the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

The execution of a Letter of Transmittal irrevocably constitutes and appoints each of the Depositary and the Purchaser and any other person designated by the Purchaser in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the RMI Shares covered by the Letter of Transmittal with respect to the RMI Shares registered in the name of the holder on the books of RMI and deposited pursuant to the Offer and purchased by the Purchaser (the "Purchased Shares"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, the "Other Securities") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date hereof.

The power of attorney granted irrevocably upon execution of a Letter of Transmittal shall be effective on and after the date that the Purchaser takes up and pays for the Purchased Shares (the "Effective Date") with full power of substitution, in the name and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by RMI; and (ii) to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy holder or the proxy nominee or nominees of such holder of RMI Shares in respect of such Purchased Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment thereof) of holders of securities of RMI, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares or Other Securities. Furthermore, a holder of Purchased Shares or Other Securities who executes a Letter of

Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of RMI shareholders; and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities and agrees to execute and deliver to the Purchaser any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and Other Securities and to designate in any such instruments of proxy the person or persons specified by the Purchaser as the proxy holder or the proxy nominee or nominees of the holder of the Purchased Shares and Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and the Other Securities to the Purchaser and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of RMI Shares pursuant to the procedures described above will, upon take-up of RMI Shares by the Purchaser, constitute a binding agreement between the depositing RMI shareholder and the Purchaser upon the terms and conditions of the Offer, including the depositing shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the RMI Shares (and any Other Securities) being deposited; (ii) such RMI shareholder depositing the RMI Shares, or on whose behalf such RMI Shares are being deposited, has good title to and is the beneficial owner of the RMI Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such RMI Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such RMI Shares (and any Other Securities) are taken up and paid for by the Purchaser, the Purchaser will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others.

3. EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn.

The Purchaser reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving verbal notice (to be confirmed in writing) or written notice of such extension or variation to the Depositary at its principal office in Vancouver and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 8 of the Offer, "Notices", to all holders of RMI Shares whose RMI Shares have not been taken up prior to the extension or variation. The Purchaser shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX and the Canadian securities regulatory authorities, if required. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Vancouver.

Notwithstanding the foregoing, the Offer may not be extended by the Purchaser if all of the terms and conditions of the Offer, except those waived by the Purchaser, have been fulfilled or complied with unless the Purchaser first takes up and pays for all RMI Shares deposited under the Offer and not withdrawn.

Under applicable Canadian securities legislation, if there is a variation in the terms of the Offer, the period during which RMI Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been delivered. During any extension or in the event of any variation, all RMI Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Purchaser in accordance with the terms hereof, subject to Section 5 of the Offer, "Rights of Withdrawal". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Purchaser of its rights under Section 6 of the Offer, "Conditions of the Offer", except, in the case of a variation, as specifically provided therein.

If the consideration being offered for the RMI Shares under the Offer is increased, the increased consideration will be paid to all depositing shareholders whose RMI Shares are taken up under the Offer, without regard to when such RMI Shares are taken up by the Purchaser.

4. PAYMENT FOR RMI SHARES

If all of the conditions referred to in Section 6 of the Offer, "Conditions of the Offer", are satisfied or waived by the Purchaser at or prior to the Expiry Time, the Purchaser will be obligated to take up the RMI Shares validly deposited and not withdrawn under the Offer not later than ten days after the Expiry Time and to pay for the RMI Shares taken up as soon as possible, but in any event, no later than three days after taking up the RMI Shares.

Subject to applicable law, the Purchaser may, in its discretion, at any time before the Expiry Time if applicable rights to withdraw any deposited RMI Shares have expired, take up and pay for all such RMI Shares then deposited under the Offer provided the Purchaser agrees to take up and pay for all additional RMI Shares validly deposited thereafter.

Subject to applicable law, the Purchaser expressly reserves the right in its sole discretion to delay taking up and paying for any RMI Shares or, subject to the Purchaser's obligation to extend the Offer as described above, to terminate the Offer and not take up or pay for any RMI Shares pursuant to the Offer if any condition specified in Section 6 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Purchaser, in whole or in part by giving written notice thereof or other communication confirmed in writing, to the Depositary at its principal office in Vancouver. The Purchaser also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for RMI Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any required regulatory approval.

For purposes of the Offer, the Purchaser will be deemed to have taken up and accepted for payment RMI Shares validly deposited pursuant to the Offer and not withdrawn as, if and when the Purchaser gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such RMI Shares pursuant to the Offer.

The Purchaser will pay for RMI Shares validly deposited under the Offer and not withdrawn by providing the Depositary with certificates for Curator Shares for transmittal to depositing RMI shareholders. Under no circumstances will interest accrue or be paid by the Purchaser or the Depositary to persons depositing RMI Shares on the purchase price of RMI Shares purchased by the Purchaser, regardless of any delay in making such payment. No fractional Curator Shares will be issued. Any registered shareholder of RMI who would otherwise be entitled to receive a fractional Curator Share will be entitled to receive that number of Curator Shares after the fraction of a Curator Share is rounded up or down to the nearest whole number of Curator Shares. Rounding will be based upon the aggregate holdings of each registered holder of RMI Shares.

Settlement with each RMI shareholder who has validly deposited and not withdrawn RMI Shares under the Offer will be effected by the Depositary by forwarding a certificate representing the Curator Shares to which such RMI shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, any such share certificate will be issued in the name of the registered holder of RMI Shares so deposited. Unless the person who deposits RMI Shares instructs the Depositary to hold such share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificate will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is specified therein, such share certificate will be forwarded to the address of the holder as shown on the share register maintained by RMI. Share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

If any deposited RMI Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more RMI Shares than are deposited, certificates for unpurchased RMI Shares will be returned, at the Purchaser's expense, to the depositing RMI shareholder as soon as is practicable following the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either sending new certificates representing RMI Shares not purchased or returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the RMI shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by RMI, as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be.

Depositing RMI shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by depositing their RMI Shares directly with the Depositary.

5. RIGHTS OF WITHDRAWAL

Except as otherwise stated in this Section 5, all deposits of RMI Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, securities laws allow any RMI Shares deposited in acceptance of the Offer to be withdrawn by or on behalf of the depositing shareholder:

(a) at any time where the RMI Shares have not been taken up by the Purchaser; and

(b) if the RMI Shares have not been paid for by the Purchaser, within three business days after having been taken up.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which RMI Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not at the same time extended for more than 10 days after the notice of variation has been delivered); or

(b) on or before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the relevant securities, a change occurs in the information contained in the Offer or the Offering Circular as amended from time to time, that would reasonably be expected to affect the decision of a RMI shareholder to accept or reject the Offer, unless such change is not within the control of the Purchaser or any affiliate of the Purchaser;

any RMI Shares deposited under the Offer and not taken up and paid for by the Purchaser at such time may be withdrawn by or on behalf of the depositing RMI shareholder at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

The laws of other jurisdictions may differ from the laws of the Province of Ontario with respect to the withdrawal of deposited RMI Shares. Residents in jurisdictions other than the Province of Ontario should consult their investment dealer, lawyer or other advisor for further details.

In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the RMI Shares or by facsimile transmission to the Vancouver office of the Depositary within the period permitted for withdrawal. Any such notice of withdrawal must be (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the RMI Shares to be withdrawn, and (ii) specify the number of RMI Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the RMI Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in the Letter of Transmittal). except in the case of RMI Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal shall be determined by the Purchaser in its sole discretion and such determination shall be final and binding. None of the Purchaser, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur any liability for failure to give such notification.

If the Purchaser is delayed in the taking up or paying for the RMI Shares or is unable to take up or pay for RMI Shares for any reason, then, without prejudice to the Purchaser's other rights, RMI Shares may not be withdrawn except to the extent that depositing RMI shareholders are entitled to withdrawal rights as set forth in this Section 5 or pursuant to applicable law.

Any RMI Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 2 of the Offer, "Manner and Time of Acceptance".

In addition to the foregoing rights of withdrawal, RMI shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See the Offering Circular under the heading "Offerees' Statutory Rights".

6. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Purchaser reserves the right to withdraw or terminate the Offer and shall not be required to take up and pay for, or may extend the period of time during which the Offer is open, and postpone taking up and paying for, any Deposited Shares unless each of the following conditions has been satisfied or waived by the Purchaser prior to the Expiry Time:

(a) at least 90% of the RMI Shares that are issued and outstanding shall be validly deposited and not withdrawn under the Offer determined as at the Expiry Date;

(b) the execution and delivery by Randhawa to the Purchaser of the Escrow Agreement;

(c) RMI and its affiliates and associates have not taken any action, or disclosed any previously undisclosed action taken by them, relating to (i) any issuance of securities or options to purchase securities of RMI (other than RMI Shares issued on the exercise of RMI securities outstanding on the date of this Offer and previously disclosed to the Purchaser), (ii) any payments of dividends or other distributions to the holders of RMI Shares, (iii) any agreement or understanding involving the sale, disposition of or other dealing with the businesses or assets of RMI, or any part thereof or interest therein or relating to RMI's right to manage, operate or control the conduct of its business or any part thereof, (iv) any material change in its capitalization, (v) any material capital expenditures, except in the ordinary course of its business, (vi) any release or relinquishment of any material contractual rights, or (vii) agreeing or committing to the guarantee or payment of any material indebtedness;

(d) there shall have been no material change in the business, prospects, operations or condition (financial or otherwise) of the Purchaser;

(e) the Purchaser shall have entered into agreements with all of the parties to property acquisition agreements entered into by RMI and all of the optionholders and warrantholders of RMI in connection with the amendment of their entitlement to receive RMI Shares, their RMI options and their RMI warrants, as applicable, such that they will be entitled to receive Curator Shares in lieu of RMI Shares on the basis set forth herein, which agreements shall include terms adjusting the exercise price and number of Curator Shares to be acquired by such parties on a basis proportionate to the terms of the Offer;

(f) all consents and approvals, from private or public entities, and governmental and regulatory bodies necessary for the purchase of the RMI Shares and issuance of the Curator Shares contemplated hereunder shall have been received;

(g) Randhawa shall have complied with the terms of the Lock-Up Agreement, including that all of the RMI Shares beneficially held by Randhawa shall have been and shall remain validly deposited under the Offer;

(h) there shall be no order or decree in effect, nor any action or proceeding commenced or pending by any governmental or regulatory body seeking to restrain or prohibit the subject acquisition of RMI Shares or issuance of Curator Shares;

(i) the Purchaser shall have received certificates, evidence of corporate governance compliance, and legal opinions in respect of RMI and Randhawa, as applicable, usual for transactions of this type;

(j) the Purchaser shall have received the written waivers, releases and resignations of all officers and directors of RMI in form and manner acceptable to the Purchaser;

(k) (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or person in Canada, the United States or elsewhere, whether or not having the force of law; and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

   (A) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Purchaser of the RMI Shares or the right of the Purchaser to own or exercise full rights of ownership of the RMI Shares; or

   (B) which, if the Offer were consummated, would materially adversely affect RMI;

(l) there shall not have occurred any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of RMI which, in the sole judgment of the Purchaser, acting reasonably, is materially adverse or may be considered to be significant to a purchaser of RMI Shares;

(m) there exists no prohibition at law against the Purchaser making the Offer or taking up and paying for the RMI Shares under the Offer;

(n) there shall have not occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, inquiry or other occurrence of any nature whatsoever which materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States generally;

(o) the Purchaser shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of RMI with any applicable regulatory authority in Canada or elsewhere, including without limitation, any annual report, financial statements, material change report, press release or management proxy circular or in any document so filed or released by RMI to the public; and

(p) there shall not have occurred any breach of any of the terms of the Lock-Up Agreement or any termination of such agreement pursuant to its terms.

The foregoing conditions are for the exclusive benefit of the Purchaser. The Purchaser may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Purchaser). The Purchaser may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Purchaser may have. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 6 will be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Purchaser to that effect to the Depositary at its principal office in Vancouver. The Purchaser, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and, where required by law, shall cause the Depositary as soon as practicable thereafter to notify the shareholders of RMI in the manner set forth in Section 8 of the Offer, "Notices", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Purchaser shall not be obligated to take up or pay for any RMI Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited RMI Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

7. MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of this Offer or the Letter of Transmittal or the Notice of Guaranteed Delivery, share certificates in payment for Deposited Shares and share certificate(s) to be returned will not be mailed if the Purchaser determines that the delivery thereof by mail may be delayed. Offerees who have accepted this Offer and who are entitled to receive share certificates which are not mailed to them for the foregoing reason may, upon written request to the Depositary, take delivery thereof at the office of the Depositary to which the deposited certificates for RMI Shares were delivered until such time as the Purchaser has determined that delivery by mail will no longer be delayed. The Purchaser shall provide notice of any such determination not to mail made under this Section as soon as reasonably practicable after the making of such determination and in accordance with Section 8 of the Offer, "Notices". Notwithstanding Section 4 of the Offer, "Payment for RMI Shares", share certificates which have not been mailed for the foregoing reason shall be conclusively deemed to have been delivered on the first day upon which the share certificates are available for delivery at the appropriate office of the Depositary.

8. NOTICES

Any notice which the Purchaser or the Depositary may give or cause to be given under this Offer will be deemed conclusively to have been properly given if it is in writing and is mailed by first class mail, postage prepaid, to the registered holders of RMI Shares at their respective addresses appearing on the register of shares of RMI and will be deemed to have been given on the first business day following the date of mailing. This provision applies notwithstanding any accidental omission to give notice to any one or more of the Offerees and notwithstanding any interruption of mail service in Canada or elsewhere following mailing. In the event of any interruption of mail service following mailing, the Purchaser intends, but is not obliged, to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Purchaser or the Depositary may give or cause to be given under this Offer will be deemed to have been properly given to and to have been received by all the Offerees if it is given to the TSX for dissemination, and if it is published once in the national edition of The Globe and Mail or The National Post.

The Offer will be mailed to registered shareholders of RMI or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Purchaser to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the registers maintained by RMI in respect of the RMI Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of RMI Shares where such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal.

9. RIGHT OF ACQUISITION

If within four months of the date of mailing of this document, the Offer is accepted by the holders of not less than 90% of the RMI Shares, the Purchaser intends to acquire, pursuant to the provisions of Section 255 of the *Company Act* (British Columbia), the RMI Shares held by any shareholders who have not accepted the Offer, on the basis of 4 Curator Shares for every 1 RMI Share. Reference is made to the section of the Offering Circular entitled "Statutory Acquisition of Shares and Appraisal Rights".

10. CHANGES IN CAPITALIZATION, DIVIDENDS AND DISTRIBUTIONS; LIENS

If, on or after the date of this Offer, RMI should split, combine or otherwise change any of the RMI Shares or its capitalization, or shall disclose that it has taken any such action, then the Purchaser may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of this Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

RMI Shares acquired pursuant to the Offer shall be transferred to the Purchaser free and clear of all liens, charges, encumbrances, adverse claims and equities and together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date hereof on or in respect of the RMI Shares.

If, on or after the date hereof, RMI should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the RMI Shares, payable or distributable to holders of RMI Shares of record on a date prior to the transfer into the name of the Purchaser or its nominee or transferee on RMI's transfer register of RMI Shares accepted for payment pursuant to this Offer, then (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holders of RMI Shares for the account of the Purchaser until the Purchaser pays for such RMI Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per RMI Share payable by the Purchaser pursuant to this Offer, the purchase price per RMI Share payable by the Purchaser pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest, and in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per RMI Share, the whole of any such cash dividend, distribution or payment, will be received and held by the depositing holder of RMI Shares for the account of the Purchaser and shall be required to be promptly remitted and transferred by the depositing holder of RMI Shares to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance, the Purchaser will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Purchaser pursuant to the Offer or deduct from the purchase price payable by the Purchaser pursuant to the Offer the amount or value thereof, as determined by the Purchaser in its sole discretion.

11. GOVERNING LAW

This Offer and any agreement resulting from the acceptance of this Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

12. NO UNAUTHORIZED REPRESENTATION

No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained herein or in the accompanying Offering Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. There shall be no obligation on the Purchaser or the Depositary to update or otherwise supplement the information contained herein or in the accompanying Offering Circular except as otherwise required by applicable laws.

13. OTHER PROVISIONS

The Offer, the Definitions, the Summary, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions and rules contained therein, form part of the terms and conditions of the Offer.

The Purchaser, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and the validity of any acceptance of the Offer and the validity of any withdrawals of deposited RMI Shares.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, RMI shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to RMI shareholders in any such jurisdiction.

The accompanying Offering Circular together with the Offer constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders of RMI are urged to refer to the accompanying Offering Circular for additional information relating to the Offer.

Questions and requests for assistance and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to or obtained without charge on request from the Depositary.

INTERNATIONAL CURATOR RESOURCES LTD.

By: (Signed) Richard J. Bailes
President and Chief Executive Officer

OFFERING CIRCULAR

This Offering Circular accompanies the Offer made by Curator to purchase, upon the terms and conditions set out therein and in the Letter of Transmittal, all of the outstanding RMI Shares at the time that the Purchaser takes up and pays for the RMI Shares, on the basis of 4 Curator Shares for every 1 RMI Share.

The terms and conditions of the Offer are incorporated and form a part of this Offering Circular and the Offer and this Offering Circular together constitute the take over bid circular of the Purchaser. Holders of RMI Shares are referred to the Offer for details of its terms and provisions, including particulars of the method and time of payment for the RMI Shares and the rights to withdraw RMI Shares deposited under the Offer. Terms that are defined in the Offer shall, where used in this Offering Circular, have the meanings so defined.

Except as otherwise indicated, the information concerning RMI contained in the Offer and this Offering Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Purchaser has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, neither the Purchaser nor its directors or officers assumes any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by RMI to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

THE PURCHASER

Curator was incorporated by Memorandum and Articles of Incorporation on February 3, 1983 pursuant to the laws of the Province of British Columbia under the name Curator Resources Ltd. and having an authorized capital consisting of 300,000,000 shares divided into 100,000,000 common shares without par value; 100,000,000 Class A preference shares with a par value of $10 each; and 100,000,000 Class B preference shares with a par value of $50 each.

Effective October 8, 1985, the issued and authorized common shares of Curator were consolidated on a 1 for 3 basis, the name of Curator was changed from Curator Resources Ltd. to International Curator Resources Ltd., and the authorized capital of Curator was increased from 33,333,333-1/3 post-consolidated common shares to 100,000,000 common shares.

Effective May 2, 2000, the authorized capital of Curator was increased by the creation of an additional 50,000,000 common shares without par value. As a result, the Purchaser's authorized capital currently consists of 150,000,000 common shares without par value and the preference shares described above.

Curator's registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4. Curator's principal office is located at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8.

Curator has one subsidiary, Curator Resources (Barbados) Ltd. This subsidiary, which is 100% owned by the Purchaser, is currently inactive and is in the process of being wound up. If the transaction contemplated by this Offering Circular is completed, RMI will become a subsidiary of the Purchaser.

The Purchaser is principally engaged in the exploration for, and the acquisition and development of precious and base metal properties, either on its own or in association with other companies.

The Purchaser does not own, of record or beneficially, either directly or indirectly, any RMI Shares or other securities of RMI.

The Purchaser and RMI entered into a letter agreement concerning the Offer on February 14, 2003, which was amended as of March 14, 2003 (the "Offer Agreement"). The Offer Agreement, among other things, established the 4 for 1 exchange ratio for the Offer. Other than the Offer Agreement, there are no business relationships between the Purchaser and RMI.

ARRANGEMENTS WITH THE DIRECTORS AND OFFICERS OF RMI

Except for the Lock-Up Agreement and the Escrow Agreement between the Purchaser and Randhawa and the proposed addition of Randhawa to the board of directors of the Purchaser, no arrangements, agreements, commitments or understandings have been made or are proposed to be made between the Purchaser and any of the directors or senior officers of RMI as a consequence of the Offer, including arrangements, agreements, commitments or understandings as to them remaining in office upon termination of the Offer. It is intended that the directors and officers of RMI will resign as directors and officers upon the successful completion of the Offer.

ARRANGEMENTS BETWEEN THE PURCHASER AND CERTAIN SHAREHOLDERS OF RMI

Pursuant to the Lock-Up Agreement, the Purchaser agreed to make a public takeover bid for all of the RMI Shares issued and outstanding at the time the RMI Shares are taken up and paid for pursuant to the Offer, and further agreed to pay a purchase price under the Offer on the basis of 4 Curator Shares for every 1 RMI Share. Randhawa is a director and officer of RMI and beneficially owns 1,330,203 of the RMI Shares. Pursuant to the Lock-Up Agreement, Randhawa irrevocably agreed to deposit all 1,330,203 of his RMI Shares, together with any additional RMI Shares acquired by him prior to the Expiry Time, under the Offer and not withdraw such shares from the bid.

Under the Lock-Up Agreement, Randhawa also agreed, among other things, that:

(a) he would not solicit, initiate, promote or encourage any proposals, offers or inquiries from any other person in connection with the acquisition or disposition of the RMI Shares or RMI or any amalgamation, merger, sale of any material assets, take-over bid, reorganization, recapitalization, liquidation or winding-up of, or other business combination or similar transaction involving, RMI unless such action, matter or transaction was satisfactory to and was approved in writing by the Purchaser;

(b) he would use his best efforts to cause the business and affairs of RMI to be operated in the normal course and with a view to the best interests of RMI and all of its shareholders, and to cause RMI not to enter into any agreement, commitment or understanding to acquire or sell any material assets or to make any other material change in the business, assets, liabilities, operations, capital or affairs of RMI, unless such agreement, commitment, understanding or material change was satisfactory to and was approved in writing by the Purchaser;

(c) to the extent permitted by law, he would, forthwith upon receipt of notice of a meeting of the board of directors of RMI, advise the Purchaser of such notice and the contents thereof;

(d) he would use his best efforts to cause the board of directors of RMI to adopt a resolution recommending that the shareholders of RMI accept the Offer upon the terms and conditions agreed to by the parties and set out in the Offering Circular, and would assist the Purchaser in its efforts to acquire all of the RMI Shares on the terms of the Offer; and

(e) Randhawa would vote and cause to be voted all RMI Shares owned by him in accordance with instructions received from the Purchaser.

The obligation of the Purchaser to take up Randhawa's RMI Shares pursuant to the Lock-Up Agreement and to take up and pay for the RMI Shares under the Offer are subject to the satisfaction of the Purchaser of certain conditions set forth in the Lock-Up Agreement including, without limitation, confirmation of certain terms customary to a transaction of this nature, and the deposit of at least 90% of the outstanding RMI Shares pursuant to the Offer.

Pursuant to the Escrow Agreement, Randhawa will agree to escrow 5,120,812 of the Curator Shares to be received by Randhawa in connection with the Offer, on the basis that a maximum of 10% of such Curator Shares will be released from escrow on a quarterly basis following the successful completion of the Offer (or such other release amount as may be agreed to from time to time between Randhawa and a member of the senior management of Curator).

Viceroy Resource Corporation, a company listed on the TSX, beneficially owns 1,000,000 of the RMI Shares. In the Offer Agreement, the Purchaser and RMI agreed that upon the successful completion of the Offer, Ronald K. Netolitzky, the President and Chief Executive Officer of Viceroy Resource Corporation, would be appointed to the board of directors of the Purchaser.

The Purchaser has been advised by RMI that Viceroy Resource Corporation and the directors and officers of RMI, who together own an aggregate of 2,573,912 RMI Shares, intend to accept the Offer. Other than such persons, the Purchaser has no knowledge regarding whether RMI shareholders will accept the Offer.

PURPOSE OF OFFER AND PLANS FOR RMI

The purpose of the Offer is to enable Curator to acquire the entire equity interest in RMI as a means of acquiring the assets and business of RMI. The Kinaskan property, located in northern British Columbia and owned by RMI, is adjacent to the GJ property owned by Curator. Curator is of the view that the Kinaskan property, when combined with the GJ property, will provide greater exploration potential for gold and copper mineral deposits. Upon the successful completion of the Offer, the Purchaser intends to exercise its statutory rights of acquisition and thereafter oversee the integration of the operations of RMI into the operations of the Purchaser.

Upon the successful completion of the Offer, the board of directors of Curator will be increased from five directors to six directors and Ronald K. Netolitzky will be appointed as a director of Curator. In addition, at the next meeting of shareholders of Curator, the shareholders will be asked to increase the board of directors to seven directors and in addition to the current slate of directors of the Purchaser, management of Curator shall nominate Randhawa or Michael Halvorson for election to the board of directors. In addition, the name of the Purchaser may be changed to a name to be determined by the board of directors of the Purchaser, the Curator Shares will be consolidated on the basis of 1 consolidated Curator Share for each 5 old Curator Shares and the number of Curator Shares available for the granting of incentive stock options under Curator's stock option plan will be increased to a minimum of 10% of the total issued and outstanding capital of Curator, all subject to and in accordance with the approval of the shareholders of Curator as well as all applicable securities regulatory authorities.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF RMI

For the reasons set forth in the accompanying directors' circular, the board of directors of RMI **unanimously recommends that shareholders accept the Offer.**

STATUTORY ACQUISITION AND APPRAISAL RIGHTS

If within four months of the date of mailing of this document, the Offer is accepted by the holders of not less than 90% of the RMI Shares, then the Purchaser currently intends, pursuant to the provisions of Section 255 of the *Company Act* (British Columbia) to exercise its right to acquire all the RMI Shares held by each holder of RMI Shares (a "Dissenting Offeree") who did not accept the Offer (including any person who subsequently acquires any Shares) on the same terms and at the same price (the "Offer Price") for which the Shares were acquired under the Offer.

To exercise such rights, the Purchaser is required to send a written notice (the "Purchaser's Notice") to the Dissenting Offerees of its intention to acquire their RMI Shares within five months of the making of the Offer. Each Dissenting Offeree may accept the consideration offered in the Offer or may apply to a court within two months of the date of the Purchaser's Notice to fix the fair value of such Dissenting Offeree's RMI Shares. On the expiry of such two month period, unless the court has ordered otherwise, the Purchaser must send a copy of the Purchaser's Notice to RMI and transfer to RMI the amount or other consideration representing the price payable by the Purchaser for the RMI Shares that the Purchaser is entitled to acquire, and on receipt of such materials RMI must register the Purchaser as the holder of such RMI Shares.

The foregoing is a summary of the statutory rights only and reference is made to Section 255 of the *Company Act* (British Columbia) for the full text of the relevant statutory provisions, a copy of which is attached as Schedule A.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to Curator, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of RMI Shares who dispose of their RMI Shares pursuant to the Offer or pursuant to certain transactions described in the Offering Circular under the heading "Statutory Acquisition and Appraisal Rights". The following summary is applicable to holders of RMI Shares who hold such shares as capital property and will hold the Curator Shares as capital property and who deal at arm's length with Curator and RMI. RMI Shares and Curator Shares will generally constitute capital property to a holder thereof unless the holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Holders who do not hold their shares as capital property should consult their own tax advisors regarding their particular circumstances and, in the case of certain "financial institutions" (as defined in the Tax Act), the potential application to them of the "mark-to-market" rules of the Tax Act, as the following summary does not apply to such holders.

The summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency. Except for the Proposed Amendments, the summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries other than Canada or any relevant provincial tax legislation.

The Canadian federal income tax consequences set forth herein are for general information only. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of RMI Shares. Holders of RMI Shares are urged to consult their own tax advisors to determine the particular tax effects to them of the Offer.

Residents of Canada

Exchange of RMI Shares for Curator Shares

Generally, a holder who exchanges RMI Shares for Curator Shares and who does not include in computing the holder's income for that year any portion of the gain or loss, otherwise determined, from the exchange will, pursuant to subsection 85.1(1) of the Tax Act, be considered to have disposed of such RMI Shares for proceeds of disposition equal to the adjusted cost base to the holder of such RMI Shares immediately before the exchange so that no gain or loss will be realized. The holder will be deemed to have acquired the Curator Shares at a cost equal to such adjusted cost base. Subsection 85.1(1) will not apply to a holder where the holder, or persons with whom he does not deal at arm's length, or some combination of the holder and such persons, "controls" Curator (within the meaning of the Tax Act) or owns Curator Shares with a fair market value that is more than 50% of the fair market value of all issued Curator Shares, immediately after the exchange. Where subsection 85.1(1) of the Tax Act does not apply to a holder, the holder will be deemed to have disposed of the RMI Shares for proceeds equal to the fair market value of the Curator Shares received on the exchange and a capital gain (or capital loss) will be realized to the extent such proceeds, net of any costs of disposition, exceed (or are exceeded by) the holder's adjusted cost base of the RMI Shares immediately before the exchange.

Taxation of Capital Gains and Capital Losses

A holder who realizes a capital gain or capital loss on the exchange of RMI Shares will be required to include in income one-half of the amount of any such capital gain (a "taxable capital gain") and may normally deduct one-half of any such capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition of RMI Shares by a holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by the holder on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

Compulsory Acquisition

As described in this Offering Circular under the heading "Statutory Acquisition and Appraisal Rights", Curator may, in certain circumstances, acquire RMI Shares pursuant to section 255 of the *Company Act* (British Columbia). The tax consequences to a holder disposing of RMI Shares in such circumstances generally will be as described above.

Non-Residents of Canada

The following discussion applies to a holder (a ''Non-Resident Holder'') of RMI Shares who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not resident in Canada or deemed to be resident in Canada, does not use or hold and is not deemed to use or hold the RMI Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. The provisions of an applicable income tax convention can affect the tax treatment of Non-Resident Holders and the following discussion. Non-Resident Holders are advised to consult their own tax advisers with regard to the availability of relief under an applicable income tax convention in their particular circumstances.

The tax treatment of a Non-Resident Holder who exchanges RMI Shares for Curator Shares pursuant to the Offer or pursuant to a compulsory acquisition described in this Offering Circular under the heading "Statutory Acquisition and Appraisal Rights", generally will be the same as discussed above for holders who are residents of Canada. Where the exchange by a Non-Resident Holder is not tax-deferred under the Tax Act, generally any gain will not be taxable under the Tax Act unless the RMI Shares are "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and relief is not otherwise available under an applicable income tax treaty.

In general, RMI Shares will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the RMI Shares are listed on a prescribed stock exchange (which under the Proposed Amendments would include the TSXV), and the Non-Resident Holder, either alone or together with persons with whom such Non-Resident Holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series in the capital of RMI at any time during the 60 month period that ends at the particular time.

Where RMI Shares are "taxable Canadian property" of a Non-Resident Holder, the tax treatment of capital gains and losses discussed above under the heading "Residents of Canada" will generally apply, subject to any relief that may be available under the provisions of an applicable income tax treaty. Non-Resident Holders are urged to consult their own tax advisers as to whether their RMI Shares constitute "taxable Canadian property".

MATERIAL CHANGES IN THE AFFAIRS OF RMI

Other than as disclosed herein, the Purchaser has no information indicating any material change in the affairs of RMI since December 31, 2002, the date of its last published annual financial statements.

MATERIAL CHANGES IN THE AFFAIRS OF THE PURCHASER

Other than as disclosed herein, there has been no material change in the affairs of the Purchaser since December 31, 2002, the date of its last published interim financial statements.

MARKET PURCHASES OF RMI SHARES

The Purchaser has no intention to purchase RMI Shares in the market during the offering period.

VOLUME OF TRADING IN THE SHARES OF RMI

The RMI Shares are listed for trading on the TSXV under the trading symbol "RMI". The following table sets forth the reported high and low prices and trading volume of the outstanding RMI Shares on the TSXV for the periods indicated:

	TSX Venture Exchange		
	High	Low	Volume
2001			
First quarter (to February 1)	$6.20	$4.60	141,363
Second quarter	—	—	—
Third quarter	—	—	—
Fourth quarter (from October 26)	$1.80	$0.28	563,117
2002			
First quarter	$0.56	$0.28	239,170
Second quarter	$0.40	$0.20	158,873
Third quarter	$0.41	$0.20	79,289
October	$0.36	$0.25	18,840
November	$0.32	$0.21	64,987
December	$0.35	$0.21	29,596
2003			
January	$0.30	$0.25	22,963
February	$0.39	$0.26	122,000
March	$0.36	$0.29	50,912
April 1	$0.34	$0.30	5,750

The closing price of the RMI Shares on the TSXV on February 14, 2003, the last trading date prior to the announcement of the Offer, was $0.26. The Purchaser intends to make an application to the TSXV to delist the RMI Shares from such exchange as soon as practicable after completion of the Offer and any statutory acquisition.

OWNERSHIP OF AND TRADING IN SECURITIES OF RMI

No securities of RMI are beneficially owned, directly or indirectly, nor is control or direction exercised over any securities of RMI by the Purchaser or by any director or senior officer of the Purchaser, or, to the knowledge of the directors and officers of the Purchaser, after reasonable enquiry, by any associate of any such director or senior officer, or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Purchaser for the time being outstanding, or any person or company acting jointly or in concert with the Purchaser.

No securities of RMI were traded by the persons noted in the foregoing paragraph during the six months preceding the date of the Offer.

THE DEPOSITARY

The Purchaser has appointed CIBC Mellon Trust Company as the Depositary under the terms of the Offer. The Depositary will be responsible for receiving deposits of certificates representing the RMI Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will be responsible for receiving Notices of Guaranteed Delivery at the offices specified in the Notice of Guaranteed Delivery.

No brokerage fees or commissions will be payable by any RMI shareholder who deposits RMI Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. RMI shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing RMI Shares with the Depositary.

The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

INFORMATION RELATING TO THE PURCHASER

THREE YEAR HISTORY

Since 1993, Curator had focussed its activities on the "Boleo property", a copper-cobalt prospect located in the vicinity of Santa Rosalia in the State of Baja California Sur, Mexico. Curator expended a total of approximately US$42 million ($60.5 million) on the Boleo property to acquire a 100% interest in the property and in an effort to realize the potential of the Boleo property. After completion of a final feasibility study on the property in January 1999, which study determined that the economic viability of the Boleo property was uncertain due, in part, to the depressed state of the metals market, Curator placed the project on care and maintenance. Curator continued, however, to invest in technical and economic studies to improve the potential of the project. These studies, carried out by independent experts, did not provide any material improvement in the fundamental issues underlying the project. In addition, Curator was unable, despite concerted efforts over a two-year period, to bring in industry partners to participate in the development of the project. These efforts were hampered due to the depressed state of the metals market, the outlook for metal prices, the technical complexities of the project and the prohibitive nature of the net revenue interest obligations, among other things. As a result, in March 2001, Curator relinquished its interest in the Boleo property.

In an effort to continue as a viable entity, Curator took measures to reduce expenditures to a minimal level and debt to a manageable level. In February 1999, Curator sold its gypsum deposits located approximately three kilometres north of the Boleo property for net proceeds of US$2,622,000 and settled approximately $12,000,000 in debt on a shares-for-debt basis. At that time, Curator also entered into an option arrangement to acquire up to a 75% interest in the Crowsnest Project located in the Fort Steele Mining Division, British Columbia. The Crowsnest Project was the focus of Curator's exploration activities during the year ended March 31, 2000; however, the results of the program did not meet the criteria for continued investment by Curator and Curator's option arrangement was terminated. Curator spent approximately $515,000 on the property.

In March 2001, Curator obtained the exclusive right and option to acquire certain interests in properties known as "Tex" and "Hunt" properties. To date, Curator has expended a total of approximately $1,828,000 (inclusive of exploration work and property payments) and has completed its obligation to incur $1.25 million in exploration expenditures to earn its interest in the Tex and Hunt properties. The Tex and Hunt properties are located in the Assean Lake area, Manitoba, and are hereinafter collectively referred to as the "Assean Lake Project". The Assean Lake Project is comprised of two joint ventures between Curator and Rare Earth Metals Corp. ("Rare Earth"). Curator is the operator of the project. In February 2002, Curator obtained the exclusive right and option to acquire a 100% interest in a property known as the "Ace" property; although Curator completed some drilling on targets on the Ace property, Curator has since decided not to acquire such interest.

Since March 2001, Curator has discovered two new gold zones on the Hunt property, the Hunt zone and the BIF zone, and one new zone on the Tex property, the B-52 zone. The Hunt zone has been tested by a total of 26 diamond drill holes to a depth of 350 metres. It has been traced for 600 metres on strike, including a 100-metre long high-grade shoot with intervals up to 9.37 g/t over 8.15 metres. The BIF zone occurs about 1 kilometre east of the Hunt zone and has only been tested by two diamond drill holes, with the best intersection being 4.26 g/t over 1.75 metres. The B-52 zone occurs another two kilometres on strike east of the BIF zone and has been tested by six holes to a depth of 100 metres, with the best intersection being 10.2 g/t over 4.0 metres.

Curator intends to carry out further exploration of the Assean Lake Project in order to identify mineral reserves which warrant economic development (see "Significant Acquisitions and Significant Dispositions" and "Narrative Description of the Business" for further details) while continuing to investigate other properties of merit.

Curator also owns a 100% undivided interest in the GJ property, a porphyry copper-gold prospect located in northern British Columbia (the "GJ Project"). Previous work has included several phases of mapping, geochemistry, geophysics and diamond drilling, the latter amounting to 52 holes totaling 10,083 metres. This work, which was carried out by a number of different companies between 1970 and 1990, resulted in the discovery of copper-gold porphyry mineralization associated with a poorly exposed elongated intrusion of monzodiorite. Significant intercepts include 0.70% copper and 1.9 g/t gold over 68 metres; 0.65% copper and 0.8 g/t gold over 50.1 metres; 0.36% copper and 1.4 g/t gold over 76.2 metres and 0.47% copper and 1.0 g/t gold over 97.5 metres. The diamond drilling has not been sufficient to estimate true widths or to estimate resources.

In the summer of 2002 Curator undertook a work program on the GJ property consisting of 17.85 kilometres of IP and magnetometer survey. Curator plans to continue exploration on the GJ Project in the summer of 2003 to expand the known mineralization and follow up on geophysical targets.

The GJ property is adjacent to the Kinaskan property, which is owned by RMI. See "Purpose of Offer and Plans for RMI".

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Assean Lake Project (Acquisition)

Pursuant to option agreements dated March 8, 2001 (as amended) and entered into between Rare Earth and Curator, Rare Earth agreed to grant Curator the exclusive right and option to acquire 70% of Rare Earth's interest in the Tex property and 60% of Rare Earth's interest in the Hunt property by Curator incurring an aggregate of $1.25 million in underlying cash payments and expenditures on the Tex and Hunt properties, or any of them, over a four year period commencing March 8, 2001. Effective February 15, 2002, Curator satisfied the $1.25 million expenditure commitment under the sub-option agreements and earned its interest in Rare Earth's interest in the underlying option agreements. As a result, Curator and Rare Earth are now operating the Tex property on a 70/30 joint venture basis and the Hunt property on a 60/40 joint venture basis. Curator is the operator on both properties. There are certain obligations that must be complied with by the Hunt and Tex joint ventures to stay in good standing. See "Narrative Description of the Business – Assean Lake Project – Property Description and Location".

Rare Earth is arm's-length to Curator. No insider, associate or affiliate of Curator has any interest in the transaction. No valuation opinion has been obtained with respect to the above transactions. (See "Narrative Description of the Business - Assean Lake Project" for further details).

Curator does not currently have any resource properties on which commercial mining operations exist, nor has the mineralization contained in Curator's property holdings been determined to be commercially mineable ore.

NARRATIVE DESCRIPTION OF THE BUSINESS

Assean Lake Project

Property Description and Location

The Assean Lake Project, is located about 120 kilometres northeast of the mining city of Thompson, Manitoba, and consists of two contiguous properties, the Hunt and the Tex properties.

The Hunt property currently consists of 58 claims, 39 of which were acquired under option and 19 of which were acquired by staking following a successful drill program. The Hunt claims comprise a contiguous group of claims totaling 9,598 hectares on Assean Lake, that adjoins the Tex property. The Tex property consists of 15 claims totaling 238 hectares. The following table summarizes the status of the claims currently comprising the Hunt and Tex properties:

Hunt Claims			
Claim Name	**Claim No.**	**Area (Hectares)**	**Expiry Date**
Hunt 4	P2326F	243	Apr 18/2005
Hunt 14	P2749F	176	Oct 7/2006
Hunt 3562	P3562F	256	Oct 27/2006
Hunt 3563	P3563F	256	Oct 27/2006
Hunt 15	P2811F	256	Dec 16/2006
Hunt 54852	W54852	97	Mar 14/2006
Hunt 54581	W54581	204	Mar 14/2006
Hunt 54198	W54198	256	Dec 29/2006

33

Hunt Claims			
Claim Name	**Claim No.**	**Area (Hectares)**	**Expiry Date**
Hunt 799	MB799	146	Jul 3/2006
Hunt 720	MB720	64	Mar 21/2006
Hunt 719	MB719	248	Mar 20/2006
Hunt 715	MB715	108	Mar 21/2006
Hunt 714	MB714	256	Mar 20/2006
Hunt 645	MB645	122	Apr 9/2006
Hunt 572	MB572	128	Mar 20/2006
Hunt 499	MB499	167	Mar 20/2006
Hunt 1048	MB1048	128	Oct 16/2005
Hunt 1049F	MB1049	8	Nov 18/2007
Hunt 1050	MB1050	153	Nov 18/2005
Hunt 1051	MB1051	245	Nov 18/2005
Gem 1046	MB1046	145	Oct 7/2005
Gem 1045	MB1045	108	Oct 7/2005
Hunt 2668	MB2668	70	June 24/2006
Hunt 2669	MB2669	90	June 24/2008
Hunt 2690	MB2690	28	June 24/2006
Hunt 2691	MB2691	48	June 24/2005
Hunt 2692	MB2692	32	June 24/2005
Hunt 2693	MB2693	62	June 24/2005
Hunt 2694	MB2694	205	June 24/2005
Hunt 2695	MB2695	256	June 24/2005
Hunt 2696	MB2696	255	June 24/2005
Hunt 2409	MB2409	155	June 15/2004
Hunt 3768	MB3768	120	March 12/2006
Hunt 3546	MB3546	240	July 30,2004
Hunt 3547	MB3547	240	July 30/2004
Hunt 3548	MB3548	192	July 29/2004
Hunt 3549	MB3549	200	July 29/2004
Hunt 3550	MB3550	240	July 28/2004
Hunt 3551	MB3551	240	July 28/2004
Hunt 3552	MB3552	256	July 28/2004
Hunt 3553	MB3553	256	July 27/2004
Hunt 3554	MB3554	256	July 27/2004
Hunt 3555	MB3555	256	July 27/2004
Row 1047	MB1047	240	Oct. 07/2005
Hunt 1042F	MB1042	12	May 12/2004
Hunt 2382F	MB2382	8	Sept. 16/2008
Hunt 2458	MB2458	137	April 14/2007
Hunt 2659	MB2659	34	Sept. 30/2006
Hunt 3774F	MB3774	5	March 12/2009
Kar 3758	MB3758	181	June 29/2003
Kar 3759	MB3759	175	June 29/2003
Kar 3760	MB3760	255	June 29/2003
Kar 3761	MB3761	256	June 29/2003
Kar 3762	MB3762	246	June 29/2003
Kar 3763	MB3763	256	June 29/2003
Kar 3764	MB3764	52	June 29/2003
Kar 2697	MB2697	115	June 29/2003
Kar 2698	MB2698	159	June 29/2003
Total		**9598**	

Tex Claims			
Claim Name	**Claim No.**	**Area (Hectares)**	**Expiry Date**
Tex 3	P5418B	21	Nov 20/2014
Tex 4	P5419B	29	Nov 20/2014
Tex 5	P5420B	27	Nov 20/2013
Tex 6	P5421B	18	Nov 20/2014
Tex 349Fr	P553C	9	Dec 24/2013
Tex 350	P554C	16	Dec 24/2013
Tex 351	P555C	18	Dec 24/2013
Tex 352	P556C	17	Dec 24/2013
Tex 353	P557C	16	Dec 24/2013
Tex 354	P558C	21	Dec 24/2013
Tex 4150Fr	P4150E	9	Jan 26/2014
Tex 4151Fr	P4151E	10	Jan 26/2014
Tex4152Fr	P4152E	7	Jan 26/2014
Tex 7397Fr	P7397E	4	Jan 26/2014
Tex 7398	P7398E	16	Dec 24/2013
Total		**238**	

Pursuant to agreements dated and entered into March 8, 2001 between Rare Earth and Curator (as amended), Rare Earth agreed to grant Curator the exclusive right and option to acquire 70% of Rare Earth's interest in the Tex property and 60% of Rare Earth's interest in the Hunt property by Curator incurring an aggregate of $1.25 million in underlying cash payments and expenditures on the Tex and Hunt properties, or any of them, over a four year period commencing March 8, 2001.

Effective February 15, 2002, Curator satisfied the $1.25 million expenditure commitment under the sub-option agreements and has earned 70% of Rare Earth's interest in the Tex property and 60% of Rare Earth's interest in the Hunt property. Curator and Rare Earth are now operating the Tex property on a 70/30 joint venture basis (the "Tex JV") and the Hunt property on a 60/40 joint venture basis (the "Hunt JV").

Under the terms of the joint venture agreements, Curator acts as operator and a management committee, made up of one member from each party, has been formed to make decisions with respect to the operations of the joint venture. Each member of such management committee has votes equal to the proportionate interest in the properties held by the parties they represent. Under the joint venture agreements, the parties are obligated to fund approved exploration programs pro rata in accordance with their interest in the properties, failing which such interest will be diluted in accordance with the terms of the joint venture agreements.

The Hunt JV may earn a 100% working interest in the Hunt property and the Tex JV may earn a 70% working interest in the Tex property by making option payments to the underlying optionor, Strider Resources Ltd. ("Strider"), in the cumulative amount of $500,000 (the Hunt JV and the Tex JV, each as to $250,000) and by incurring cumulative expenditures of $2.5 million on or before March 12, 2005 (the Hunt JV as to $1,000,000 and the Tex JV as to $1,500,000). In addition, Rare Earth is obligated to issue an aggregate of 500,000 common shares (250,000 in respect of each of the Tex and Hunt properties) to Strider (of which 350,000 shares have been issued). In the event that Rare Earth defaults in its obligation to issue further shares to Strider, Curator could be required to issue an equal number of shares in its capital stock.

The Hunt property is subject to a 3% net smelter return royalty in favour of Strider. The Hunt JV has the one time right at any time to buy-back up to 50% of this royalty, i.e. an amount equal to a 1.5% net smelter return interest, for the purchase price of $1,500,000. If the Hunt JV elects to exercise this right of buy-back, Curator would be responsible for 60% of such purchase price or $900,000.

The Tex property is subject to an underlying option agreement between Strider and Hudson Bay Exploration and Development Co. ("HBED"). If the Tex JV exercises its option, HBED has the right to elect to either (i) retain a 1% net smelter royalty, (ii) retain a 30% participating interest, or (iii) retain a 30% participating interest and earn an additional 30% participating interest by incurring $3,000,000 in exploration expenditures over 5 years. If HBED retains a 1% net smelter royalty, Curator's and Rare Earth's interests would be 70% and 30% respectively. If HBED retains a 30% participating interest, Curator's and Rare Earth's interests would be 49% and 21% respectively. If HBED elects to retain a 30% participating interest and earn an additional 30% participating interest, Curator's and Rare Earth's interests would be 28% and 12% respectively.

To December 31, 2002, Curator has carried out exploration work on the Hunt and Tex properties totalling approximately $1,698,000. The exploration work carried out included linecutting, ground geophysics (magnetics, electromagnetics, IP and VLF-EM), MMI geochemistry and diamond drilling totaling 13,398 metres in 103 drill holes.

The Hunt JV has met its expenditure obligations; however, in order to earn a 100% working interest in the Hunt property, it must make one more option payment of $150,000 to Strider and issue 50,000 Rare Earth common shares to Strider on or before March 12, 2004. Curator is responsible for 60% of the option payment and Rare Earth is responsible for 40% of the option payment and the issuance of common shares.

The Tex JV has met its expenditure obligations to March 12, 2003, having expended approximately $401,000 on the Tex property as of December 31, 2002. In order to keep the option in good standing, it has further expenditure obligations of $299,000 by March 12, 2004, a further $400,000 by March 12, 2005 and a further $400,000 by December 12, 2005. In addition it must pay $40,000 and issue 50,000 Rare Earth common shares to Strider by April 30, 2003 and pay a further $150,000 and issue a further 50,000 Rare Earth common shares to Strider by March 12,

2004. Curator is responsible for 70% of the payment obligations and Rare Earth is responsible for 30% of the payment obligations and the issuance of common shares.

The Hunt and Tex properties are the subject of reports dated February 14, 2002 prepared by ARC Metals Ltd. ("Arc Metals") and October 31, 2002 prepared by Jan E. Christoffersen, P. Eng., Vice-President of Curator. Arc Metals provides a wide range of geological services to the exploration industry including geological, evaluation and valuation reports on minerals properties. Copies of the reports are available for inspection during normal business hours at the corporate offices of Curator at #1320 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The technical information on the Hunt and Tex properties contained in this section has been extracted or summarized from such reports.

Accessibility, Physiography, Climate, Vegetation, Infrastructure and Local Resources

Accessibility

The city of Thompson is readily accessible by Provincial Highway 6 from Winnipeg, Manitoba. All weather gravel road #280 from Thompson passes along the south shore of Assean Lake providing year round access to the properties. Boat or snowmobile transportation, 2 kilometres across Assean Lake, provides easy access to the properties.

Physiography, Climate and Vegetation

Approximately 45% of the properties are overlain by water. With the exception of elongate ridges in the northeast, relief is minimal. Elevations on the Hunt and Tex properties range from 178 metres on Assean Lake to 205 metres along the ridges at the northeast end of the properties. The remainder of the properties are covered by woodland and relatively open muskeg.

Outcrop exposure varies from moderate to relatively sparse, owing to a cover of massive and varved clay, sand and silt, locally topped by wet peat. The lakeshore and northeastern ridges provide the best outcrop exposure. In the late fall when Assean Lake level is low, key outcrops may be viewed.

The vegetation consists of typical Canadian Shield boreal forest whereby poplar, balsam, spruce and pine are the dominant tree species.

The area of the properties has an annual average temperature of -3.4°C, average summer temperature is 12.3°C, and average winter temperature is -28.6°C. The average annual precipitation is approximately 535.6 millimetres.

Infrastructure and Local Resources

The city of Thompson is an established mining community with a population of 15,000 people. Mining supplies, equipment and services and a skilled mining and mineral exploration workforce are readily available in the mid-northern reaches of Manitoba. Mining is one of the largest and most important sectors in the city of Thompson. The Kelsey Power Generating Station (Manitoba Hydro) is approximately 23 kilometres south of the properties. Provincial Highway No. 280 parallels the shores of Assean Lake. Water supplies are abundant.

History

The Assean Lake area has been explored intermittently for both base metals and gold since the 1930's.

In 1936 the Lindal vein was discovered by Oliver Lindal at the shoreline edge of the lake and is reported to have been drilled, although results of this work have never been located.

The Dunbrack gold prospect was discovered by Dunbrack and Green in 1937. In 1938, an 11-hole, 609.6 metre drill program was undertaken over the Dunbrack showing by Sherritt Gordon Mines Ltd. The 11 shallow holes indicated a zone approximately 122 metres long, 0.67 metres wide averaging 15.7 g/t gold.

In 1956, Cominco evaluated the Dunbrack gold prospect by drilling an additional 15 diamond drill holes, confirming Sherritt Gordon's work and extending the mineralized zone by 100 metres.

Both the Lindal vein and the Dunbrack vein are located within the present Hunt claims.

In 1964 HBED flew an airborne survey over the entire Assean Lake area in their search for base metals. Ground geophysics and follow-up drilling resulted in the discovery of a stratabound zinc-lead deposit of unreported size on the Tex claims, which are held to this day by HBED and form part of the Assean Lake Project.

In the 1980's Stan Obsniuk discovered the Galena Island vein, which returned up to 0.84 oz./T. Au from grab samples containing galena and visible gold.

Arbor Resources Ltd. completed a magnetometer and VLF-electromagnetic survey over the area in 1983, followed by 13 drill holes, mostly in the two known gold showings. Their best result was from a single hole drilled on the Lindal vein, which returned 0.134 oz./T. Au and 3.1% lead over 8 feet.

In 1985 Homestake Mineral Development Company ("Homestake") acquired the Assean Lake property and instigated an exploration program for large tonnage stratabound gold deposits. The program consisted of limited geological mapping and sampling, plus a 557-line kilometre helicopter Aerodat magnetometer, electromagnetic ("EM") and VLF-EM survey. The area covered by the Homestake airborne survey includes the Hunt and the Tex claims. Limited follow-up drilling consisted of 10 shallow holes, all on the previously known Lindal zone, which returned best intersections of 0.15 oz./T. Au over 3.3 feet and 0.19 oz/T. Au over 3.3 feet. The program ended with recommendations for follow-up work on the Lindal vein to the east and down plunge, with an induced polarization ("IP") survey recommended to trace the extension of the vein. This follow-up work was not carried out.

Strider staked the Hunt claim block in the Assean Lake district in 1994 and undertook orientation geochemical surveys over parts of the Hunt property to determine the best technique to "see through" the ubiquitous lacustrine clays that mantle the property. Techniques employed included spruce bark sampling and soil sampling using mobile metal ion ("MMI") and enzyme leach ("EZL") partial extraction analytical methods.

In 1997 and 1998 Strider optioned the property to CopperQuest Inc., who funded a magnetometer and Max Min 1 EM survey, followed by drilling of 6 shallow holes. These holes tested the magnetic and EM responses and tested coincident MMI anomalies previously identified.

In 2000, Rare Earth optioned the Hunt/Tex properties from Strider and conducted a 456 sample MMI soil survey over parts of the property, including 91 samples on the Tex and 365 samples on the Hunt claims. The survey outlined a number of multi-element anomalies in gold, silver, cadmium, lead, zinc and copper.

Curator optioned the Assean Lake Project from Rare Earth, an arm's-length company, pursuant to agreements dated and entered into March 8, 2001 (as amended). Rare Earth is a natural resource company engaged in the acquisition, exploration and development of precious and base metal properties, with offices located at Suite 500, 68 Water Street, Vancouver, British Columbia, V6B 1B2. Rare Earth's common shares are listed on the TSXV under the symbol "REM".

Geological Setting

The Assean Lake property lies within the possible northeastern extension of the Thompson Nickel Belt, a zone marking the collisional margin of the Early Proterozoic Churchill Province to the north west against the Archean Superior Province to the south east during the Trans-Hudson orogeny.

The contact between the two provinces is known as the Superior Boundary Zone. It is a zone of extreme, multi-stage deformation with a major bounding fault(s) and characterized by amphibolite-to-granulite-grade metamorphism. The culminating stage of Trans-Hudson deformation at about 1,770 Ma gave rise to tight, upright isoclinal folding and zones of mylonitization parallel to the boundary contact, in response to intense sinistral transpression along the Boundary Zone. A system of brittle transcurrent faults is related to late dextral transpression.

The geology of the Hunt-Tex property is poorly understood due to an extensive cover of lacustrine clay, silt, sand and basal till ranging from three to 15 metres in thickness. However, in the last two decades, mapping, mainly along the lake shore, and age dating work by government geologists has demonstrated a complex Archean and Proterozoic history in the region around Assean Lake.

The property occupies the Hunt Peninsula with extensions to the south south west under Assean Lake and along the northern shoreline beyond Lindal Bay. The Hunt Peninsula occupies an eight kilometre-long belt within the regional Assean Lake Deformation Zone. The deformation zone is bounded by two deep-seated east north east-trending faults, the Lindal Bay fault and the Assean Lake fault. The surface traces of the faults follow two elongate bays at the eastern end of Assean Lake. On the shorelines near the faults, gneissic rocks are observed to have undergone pervasive protoclastic to mylonitic deformation, the intensity of which varies across the peninsula.

Based on limited outcrops and core from diamond drilling, the Assean Lake area is underlain by gneiss and schist of varied derivation and possibly of Archean age (+ 2.7 Ga and perhaps as old as 3.9 Ga). The gneissic rocks tectonically enclose a sequence of isoclinally folded supracrustals of sedimentary origin, possibly of Lower Proterozoic age. The latter comprise silicate, sulphide and magnetite-chert iron formation, graphitic and pyritic meta-argillite, impure carbonates, meta-pelites, meta-quartzites, meta-greywackes and mafic flows. Mafic and ultramafic sill-like intrusions, typically talc-magnesite altered and ranging from pyroxenite to peridotite in composition, commonly occur closely associated with iron formations. The supracrustal succession may be correlative with the Early Proterozoic Ospwagan Group (2.1–1.9 Ga), which hosts several important nickel deposits near Thompson, 120 kilometres to the southwest, or may be older.

Swarms of gabbroic dykes, ranging from a few centimetres to several tens of metres in thickness, appear to follow the penetrative, steep, axial-plane foliation, which strikes about 060?– 065? and dips steeply south within the isoclinally folded basement and supracrustal rocks.

Younger felsic intrusions include foliated biotite granodiorite, possibly 1,822 Ma in age based on dating of a granitoid pluton further south in the Thompson Nickel Belt, and later swarms of narrow (0.1–1.0 metres) pegmatite dykes (between 1,786 Ma and 1,765 Ma) and much less common albitite dykes.

Deposit Types

Archean Vein-type Gold

"Approximately 60% of the world's cumulative gold production has come from rocks that are more than 2500 million years old. Eighteen percent of the cumulative production is from Archean lode gold deposits, and 40% from the paleoplacer deposits of the Witwatersrand of South Africa which were probably formed from the erosion of lode gold deposits" (Roberts, 1988, p1).

"One prominent characteristic of all significant gold deposits in Archean rocks is their occurrence within or immediately adjacent to greenstone belts." (The Superior Province is the largest and most productive of all Archean cratons.) They are not, however, preferentially hosted by a specific greenstone lithology or lithological assemblage, but occur within all greenstone lithologies." (Colvine et. al., p.2) "...the assemblage that most characterizes a gold mining district is mafic volcanic rocks with significant amounts of ultramafic komatiitic flows, and sedimentary rocks of the greywacke-shale association. Felsic volcanic rocks are not normally significant, although there are exceptions... . However, felsic intrusive rocks, although not volumetrically significant at the scale of a mining district, have long been appreciated by prospectors for their association with gold deposits." (Roberts, 1988, p1) "As well, individual gold deposits can be contained in a number of lithologies. The Campbell Red Lake and Dickenson Mines in the Red Lake camp, and the Dome in the Timmins camp are good examples of this heterogeneity of host rock lithologies in a single deposit." (Colvine et. al., 1988, p8)

"The second equally prominent characteristic of gold deposits is their occurrence within major tectonic zones which comprise linear composite shear systems. These shear systems, or deformation zones, are commonly of regional extent, exhibit systematic orientations and sense of shear, and may truncate all Archean lithologies" (Colvine et. al., 1988, p2).

As indicated above, gold deposits include a wide variety of lithologies and structural settings. "However, in general, the ores (derived from hydrothermal fluids) consist of veins (open space filling) and altered wall rock (replacement or metasomatism). The veins generally consist of coarse or "cherty" quartz with lesser amounts of albite and carbonate (typically ferroan dolomite), tourmaline, sericite and chlorite. In some systems, tourmaline or carbonate may be the principal constituent of the veins. Opaque minerals rarely constitute more than 5% of a vein. Pyrite is invariably present and is the most abundant sulphide; pyrrhotite and arsenopyrite are common, and other opaque minerals may include galena, sphalerite, chalcopyrite, molybdenite, stibnite, tellurides and scheelite. In greenschist facies rocks, the altered wall rock immediately adjacent to the veins, is characterized by minerals that also occur in the veins: carbonates, quartz, sericite, albite and pyrite" (Roberts et. al., 1988). Fuchsite is also present in many major deposits (Thorpe and Franklin, 1984).

Typically, ore grade gold occurs in the quartz, and in small fractures in quartz, and in the wall rock where it is usually associated with iron sulphides. It is not uncommon for most or all of the gold of an ore zone to be contained in wall rocks immediately adjacent to veins (Roberts et al., 1988).

Intense and extensive alteration is a highly visible characteristic of Archean lode gold deposits. Zones of extensive alteration are sporadic within the deformation zones which host the Archean gold deposits. Alteration style varies with the style and degree of deformation and with metamorphic grade. Carbonatization (magnesite, ankerite - dolomite and calcite) is the most prominent and common gold related alteration on a regional and mine scale. Mineral assemblages of sulphidation, silicification, oxidation and potassic metasomatism are also characteristic, but tend to be more locally associated with gold. Most gold deposits record massive introductions of CO2, K2O, S, H2O and gold and a loss of CaO and Na2O. (Colvine, 1983, p31)

Colvine et al. (1988) concluded that the majority of gold deposits in northwestern Ontario are structurally controlled and have formed late in the evolution of the metavolcanic belt. The implications of these observations for exploration are that although, in the areas described, gold can be found in a variety of settings, the presence of major faults, internal granitoid bodies, tight isoclinal folds, shear zones and the proximity to felsic volcanic centers are strong positive elements.

Canadian examples of Archean age vein-type gold deposits are the Red Lake (Dickenson, Cambell Red Lake mines), Kirkland Lake, Timmins (Dome, Pamour mines) and Hemlo (Golden Giant, William Page mines) mining districts of Ontario.

Archean Chemical-Sediment - Hosted Gold

Chemical sediment hosted gold deposits have been grouped into four categories by Eckstrand (1984) as follows:

- Carbonate-oxide iron formation e.g. Geralton and Pickle Crow, Ontario
- Arsenical sulphide-silicate iron formation e.g. Homestake, South Dakota
- Stratiform pyrite e.g. Doyon-Silver Stack, Eagle, Montauban, Quebec
- Chert-sulphide e.g. Detour Lake, Ontario.

These deposits can form significant producers; at one time the Homestake mine accounted for 25% of the gold production in the United States (Eckstrand, 1984). The most significant deposits contain from 1 to 5 million tonnes and grades range from 6 to 17 g Au/tonne. Detour mine contains 25 million tonnes averaging 4.3 g Au/tonne together with 0.2% Cu and 5.1 g Ag/tonne.

These deposits occur in Archean greenstone belts near a major transition from volcanic to sedimentary rocks. They tend to be stratiform; in part disseminated uniformly in the host units and in part in irregularly distributed to systematic, structurally controlled, minor quartz veins. Commonly deposits are thickened and structurally remobilized into fold hinges. The stratiform pyritic subtype contains disseminated to massive sulphides.

The genetic model for these deposits is not well documented. For subtypes represented by the arsenical sulphide-silicate iron formation and stratiform pyritic deposits the gold may be syngenetically precipitated in chemical sediments. Many of the chemical components have probably been introduced by hydothermal exhalations. In other cases such as Geralton and Detour Lake gold has been either locally redistributed or else introduced from a remote source and deposited in chemically favourable strata.

Mineralization

Two significant shear-hosted gold deposits, the Hunt Zone and the B-52 Zone, have been discovered by drilling on the property by Curator since it optioned the property in 2001. The Hunt Zone was discovered in March 2001 and the B-52 Zone, 3.2 kilometres east north east of the Hunt Zone, in February 2002. Gold is also hosted by sulphide-bearing iron formation (the "BIF Zone") over an unknown strike length 800 metres east of the Hunt Zone. Anomalous nickel has been intersected in the vicinity of the B-52 Zone.

Hunt Zone

Gold in the Hunt Zone occurs within a quartz-veined, altered and silicified shear reaching a width of almost 10 metres and extending over a strike length of at least 600 metres. The shear zone is parallel to the penetrative 060?–065? foliation strike direction developed in the isoclinally folded host rocks. It dips at a consistent -75? to -80? S, possibly shallowing to about -60? to -65?S below 150 metres depth. A 100 metre-long, high-grade shoot plunging about 50° to the west forms the core of the zone. The high-grade shoot extends to a vertical depth of at least 250 metres, at which level it is offset an unknown distance by a fault encountered in one of four deep holes drilled by Curator during the winter 2002 program. The extension of the high-grade shoot below the 250 metre level fault is suspected but not confirmed by detailed drilling.

B-52 Zone

The B-52 Zone was discovered in the course of drilling a relatively narrow, near-surface IP anomaly. Gold in the B-52 Zone is associated with a sheared-to-mylonitic chert-tremolite rock, probably representing a metamorphosed siliceous to calcareous chemical sediment. The zone has been encountered in five holes (HT-60, 74, 78, 80, 95 and 103); it has an apparent east north east strike over about 100 metres length and has been traced down dip at about 75?S to a depth of 115 metres. Gold grades reach 10.19 g/t over 4.0 metres in HT-02-60 where visible gold occurs as small grains from 0.1 to 1.0 millimetre in the cherty sections of the zone. Associated sulphides average perhaps 1 or 2% by volume and include pyrrhotite, pyrite, minor chalcopyrite and arsenopyrite and traces of galena.

BIF Zone

Gold in iron formation represents a new type of occurrence at Assean Lake identified in two shallow holes (HT-02-86 and 94) drilled 800 metres east of the Hunt Zone. The gold is not visible to the naked eye and is associated with enhanced levels of pyrite and pyrrhotite (1% to 30% by volume) and traces of chalcopyrite, sphalerite and galena in a sequence comprising banded magnetite-chert or silicate iron formation, calcareous metasediments and siliceous meta-argillite. Sulphides occur as stringers, disseminations and very fine-grained massive or sub-massive bands, not unusually exhibiting mylonitic or protoclastic textures. Grades reach 4.26 g/t gold over 1.75 metres in HT-02-94.

Nickel

Nickel sulphides, pentlandite and vaesite, are associated with pyrite, pyrrhotite and minor arsenopyrite in sheared fuchsite zones hosted by siliceous metasediments in four holes (HT-02-57, 63, 101 and 102). Grades reach 0.55% nickel over 3.0 metres in HT-02-63. High cobalt and chromium are associated with the nickel zones, analogous to the Thompson nickel belt to the southwest.

Exploration and Drilling by Curator

In February 2001, 33 kilometres of new line were cut at 100-metre spacing on the Tex claims and Max-Min EM, VLF-EM and magnetometer surveys were carried out over parts of the new grid.

Between February 25 and April 1, 2001, 21 BQ drill holes were completed, amounting to 2,699 metres. Eight holes were drilled on the Tex claims and adjacent Hunt claims to explore for extensions to the Tex zinc zone. No significant zinc was intersected beyond the known Tex zone.

The remaining 13 holes were drilled on the Hunt claims, about four kilometres southwest of the Tex Zone, primarily to test multi-element MMI anomalies. The program resulted in the discovery of the Hunt gold zone, which was outlined over a strike length of 500 metres by six shallow holes (HT-01-7, 14, 18, 19, 20 and 21). The best intersection was in drill hole HT-01-14, which returned 8.98 g/t gold over 4.60 metres.

Between early July and the end of September 2001, Curator undertook a major program of exploration on the Hunt and Tex claims. The program consisted of line cutting (56.1 line kilometre), MMI geochemistry (1,263 soil samples), ground magnetic and VLF-EM surveys (42.5 line kilometres) and 4,985 metres of BQ diamond drilling in 35 holes. Drilling was split between the Hunt Zone and extensions (19 holes – 2,739 metres) and reconnaissance targets, mainly MMI anomalies (16 holes – 2,246 metres). Drilling extended the Hunt Zone to a depth of 150 metres (best intersection of 9.37 g/t gold over 8.15 metres). In addition, low levels of gold were encountered in seven reconnaissance holes.

Between mid-January and mid-March 2002, 27.8 line-kilometres of induced polarization surveys were completed. The survey was carried out using a dipole-dipole array (a=25m, n=1,4). In addition, Curator conducted a VLF-EM survey over about 30 line-kilometres at 12.5-metre station intervals to confirm earlier VLF-EM data in the vicinity of the Hunt Zone.

Major Midwest Drilling of Thompson, Manitoba was contracted to undertake a diamond-drilling program (BQ core size) using two BBS-17 skid-mounted rigs. Drilling commenced on February 10 and concluded on March 29, 2002. In total, 4,593 metres were drilled in 37 holes, four holes (1,404 metres on the Hunt Zone) and 33 holes (3,189 metres) on reconnaissance targets. Drilling resulted in the discovery of the B-52 Zone and the BIF Zone.

In early July 2002, Curator contracted Dubray Linecutting, of Cranberry Portage, Manitoba to cut and chain 110 kilometres of new line on the property to extend the Hunt grid eastward and the Tex grid westward along the north shore of Assean Lake. The work included the rehabilitation of the Ace grid.

In late July 2002, Wride Geophysics of Flin Flon, Manitoba carried out an 82.2 line-kilometre ground magnetic survey over the entire new grid, using a GSM-19 Overhauser proton precession magnetometer. In August 2002, Scott Geophysics Ltd. of Vancouver, British Columbia was contracted to carry out 31 line kilometre of IP (pole-dipole; a=25m; n=1,5) over selected parts of the new grid. ProRoc Exploration of Cranberry Portage, Manitoba collected 553 soil samples in August 2002 for MMI geochemical analysis at XRAL Laboratories, Toronto.

In mid-September 2002, Major Midwest Drilling was contracted to drill 10 NQ core holes amounting to 1,121 metres. Drilling was completed on October 7, 2002. Split core samples were shipped to ALS Chemex Laboratories in Vancouver, British Columbia for gold and multi-element analyses.

Three new "blind" gold discoveries have been made by Curator since optioning the Assean Lake properties in March 2001. IP, EM, magnetics and MMI geochemistry have all played a role in delineating drill targets. None of these exploration tools is definitive and so exploration at Assean Lake is very drill intensive. It is concluded that continued drilling of geochemical and geophysical targets could lead to additional gold discoveries.

Winter Program 2003

In late January 2003, Crone Geophysics of Mississauga, Ontario was contracted by Curator to carry out pulse EM surveys over the B-52 zone, the BIF zone and the Lindal zone to better define drill targets at depth in these areas. Preliminary data was made available to the field geologists; however, the final Crone report has not been received by Curator at the date of this document.

Diamond drilling commenced in mid February 2003 to test targets defined by the extensive geophysical and geochemical surveys carried out in the summer of 2002 as well as the 2003-pulse EM survey. Up to 4,500 metres of drilling is planned. Curator is currently compiling partial preliminary results from data received to date.

Sampling Method and Approach

Normally, core samples were split on site at a minimum sample length of 30 centimetres and a maximum of 100 centimetres, with rare exceptions. In all mineralized sections, the core was split at a constant angle to the well-developed foliation to avoid any human bias in sampling zones with visible gold.

In general the core recovery is excellent; however, visible gold is a common feature of the mineralized intervals and there is no guarantee that the assay results are representative of the surrounding rock.

Wherever visible gold was noted in split core samples submitted for analysis, a "metallics" assay was requested. This analytical procedure involves the screening of the +150-mesh (+106 microns) fraction and the –150-mesh fraction. Each fraction is assayed separately for gold. The entire +150-mesh (coarse) fraction is fire assayed with a gravimetric finish. A 50-gram sub-sample of the –150-mesh fraction is fire assayed with an AAS finish. Results from the two assay fractions are combined to provide a final assay for the sample, based on the entire sample weight. Where no visible gold was noted in core at the project site, a standard fire assay was done using a 30-gram sample with an AAS finish.

Gold in the Hunt zone occurs within a quartz-veined, altered and silicified shear reaching a width of almost 10 metres and extending over a strike length of at least 600 metres. The shear zone is parallel to the penetrative 060?–065? foliation strike direction developed in the isoclinally folded host rocks. It dips at a consistent -75? to -80? S, possibly shallowing to about -60? to - 65?S below 150metres depth. The best gold grades within the Hunt zone occur where the shear zone cuts discontinuous gabbroic host rocks, at or near contacts with enclosing psammitic to pelitic schist and gneiss. The gabbro (and some of the surrounding schist and gneiss) is commonly silicified and altered to tremolite-actinolite, calcite and minor iron carbonates, biotite and chlorite, and cut by quartz veins. Fine (0.1–1.0 millimeter) visible gold is associated with up to several percent disseminated and stringer galena, pyrrhotite, pyrite, chalcopyrite and, rarely, sphalerite plus, much less commonly, with minor disseminated, granular arsenopyrite. The composited gold values are shown in the table below. Generally speaking there are no significantly higher-grade intervals within the Hunt zone and none of the values had to be cut.

Gold in the B-52 zone is associated with a sheared-to-mylonitic chert-tremolite rock, probably representing a metamorphosed siliceous to calcareous chemical sediment. Visible gold occurs as small grains from 0.1 to 1.0 millimetres in the cherty sections of the zone. Associated sulphides average perhaps 1% by volume and include pyrrhotite, pyrite, minor chalcopyrite and arsenopyrite and traces of galena.

Gold in iron formation represents a new type of occurrence at Assean Lake. The iron-formation-hosted gold is not visible to the naked eye and is associated with enhanced levels of pyrite and pyrrhotite (1% to 30% or more by volume) in what is otherwise banded magnetite-chert or silicate iron formation. Sulphide minerals are disseminated, banded to massive or stringer like in form.

Gold grades for the Hunt zone are shown in the following table. Drilled widths are shown; the true widths in the Hunt zone are 70 to 80% of the drilled widths.

Hunt Zone Drill Intersections

Drill Hole	Coordinates	Azimuth	Dip	From/to(m)	Width (m)	Gold (g/t)
HT-01-07	1500E 65N	330^0	-50^0	58.0-59.5	1.50	2.00
and				77.5-79.5	2.00	0.94
HT-01-14	1800E 100N	330^0	-48^0	35.8-40.4	4.60	8.98
HT-01-18	1600E 75N	330?	-48?	58.7-76.9	18.20	2.14
including				71.8-76.9	5.10	4.19
HT-01-19	1700E 75N	330^0	-48^0	65.0-67.85	2.85	5.18
HT-01-20	1900E 100N	330^0	-48^0	18.3-20.7	2.40	2.32
and				28.3-29.4	1.10	5.01
HT-01-21	2000E 90N	330^0	-50^0	13.3-15.5	2.20	1.58
HT-01-22	1800E 75N	330^0	-50^0	64.3-73.0	8.70	5.48
HT-01-23	1800E 25N	330^0	-51^0	121.5-124.75	3.25	1.97
HT-01-24	1850E 25N	330^0	-50^0	49.4-50.1	0.70	2.93
HT-01-25	1850E 30N	330^0	-55^0	118.67-120.75	2.08	6.99
HT-01-26	1750E 75N	330^0	-50^0	65.7-72.8	7.10	8.19
HT-01-27	1750E 35N	330^0	-55^0	120.25-128.4	8.15	9.37
HT-01-28	1700E 30N	330^0	-55^0	132.08-135.0	2.92	7.36
HT-01-29	1650E 70N	330^0	-50^0	67.82-71.9	4.08	0.52
HT-01-30	1650E 30N	330^0	-55^0	130.3-132.00	1.70	12.76
HT-01-31	1600E 32N	330^0	-55^0	125.0-129.8	4.80	1.07
HT-01-32	1550E 30N	330^0	-55^0	116.79-131.0	14.21	0.46
HT-01-33	1700E 00N	330^0	-60^0	181.6-191.7	10.10	3.64
including				186.25-191.7	5.45	5.85

Drill Hole	Coordinates	Azimuth	Dip	From/to(m)	Width (m)	Gold (g/t)
HT-01-34	1750E 00N	330°	-60°	191.00-194.3	3.30	4.73
HT-01-35	1800E 10S	330°	-60°	174.15-177.9	3.75	3.37
HT-01-36	1900E 37N	330°	-54°	104.35-108.93	4.48	1.15
HT-01-37	1650E 00N	330°	-60°	169.75-175.37	6.97	1.16
HT-01-45	1400E 65N	330?	-50?	67.78-68.16	0.38	5.51
and				88.24-88.69	0.45	2.59
HT-02-62	1650E 87S	333?	-65?	Zone faulted out		
HT-02-67	1700E 40S	333?	-62?	228.50-234.42	5.92	1.58
HT-02-70	1750E 80S	333?	-63?	276.53-277.75	1.22	0.30
			and	281.40-282.20	0.80	0.45
HT-02-73	1550E 80S	333?	-65?	341.50-343.40	1.90	1.05

Drill holes HT-01-07 to 21 (February/March 2001)
Drill holes HT-01-22 to 45 (August/September 2001)
Drill holes HT-02-62 to 73 (February/March 2002)

Gold grades for the reconnaissance holes, the B-52 and the BIF zones are shown in the following table. There has not been enough drilling done in these areas to estimate true widths.

Reconnaissance Drill Intersections

Hole No.	Collar Location	Azimuth	Angle	Interval (m)	Length (m)	Gold (g/t)
B-52 Zone						
HT-02-60	5200E, 240N	333?	-45?	42.00-46.00.	4.00	10.19
HT-02-74	5200E, 200N	333?	-50?	91.50-93.85	2.35	5.63
HT-02-78	5150E, 240N	333?	-45?	24.70-25.80	1.10	0.91
HT-02-80	5250E, 240N	333?	-45?	20.15-22.25	1.10	0.45
HT-02-95	5200E, 180N	333?	-60?	131.0-132.3	1.30	1.43
HT-02-103	5155E, 180N	333?	-60?	110.3-111.0	0.70	5.61
Iron Formation-hosted Gold						
Cop-98-6	2300E, 150N	333?	-50?	91.10-91.80	0.70	10.82
HT-01-13	2400E, 175N	333?	-48?	47.80-48.80	1.00	1.51
HT-01-40	2200E, 075N	333?	-50?	67.50-67.80	0.50	0.83
HT-02-79	2200E, 150N	333?	-45?	48.65-49.40	0.75	0.415
HT-02-81	2100E, 080N	333?	-45?	36.50-36.90	0.40	0.61
HT-02-85	2600E, 110N	333?	-45?	43.10-44.90	1.80	0.68
HT-02-86	2800E, 110N	333?	-45?	34.00-47.80	13.80	0.71
incl				34.55-41.60	7.05	1.06
incl				34.55-35.45	0.90	4.19
HT-02-89	3200E, 010N	333?	-45?	28.70-29.35	0.65	2.14
HT-02-91	3400E, 185N	333?	-45?	25.65-26.30	0.65	0.37
HT-02-94	2800E, 080N	333?	-55?	88.50-89.70	1.20	0.91
and				93.65-95.40	1.75	4.26
incl				94.85-95.40	0.55	11.15
Other Gold Intercepts						
HT-01-43	7+00E, 0+75S	333?	-50?	69.00-72.00	3.00	0.64
HT-01-46	7+00E, 4+20N	333?	-50?	147.95-150.00	2.05	0.31
And				151.20-152.00	0.80	0.77
HT-01-47	10+00E, 0+75S	333?	-50?	121.80-122.30	0.50	1.12
HT-01-48	10+00E, 5+00N	333?	-50?	119.10-119.70	0.60	0.50
HT-01-50	14+00E, 4+00N	333?	-50?	64.87-65.17	0.30	0.42
HT-01-54	5+00E, 1+00S	333?	-50?	63.75-64.91	1.16	0.69
HT-02-69	1100E, 585N	333?	-45?	105.04-105.83	0.79	2.26
HT-02-82	4800E, 050N	333?	-45?	96.20-97.00	0.80	0.955
HT-02-96	366E, 160S*	333?	-45?	62.0-63.0	1.00	0.42

Sample Preparation, Analyses and Security

Sampling was carried out under the supervision of Mr. Jan Christoffersen, Vice President of Curator. The sampling preparation was undertaken by a number of independent contractors including Mr. Ed Sawitzky and Mr. Tim Tuba of Arc Metals who prepared the 2002 Arc Metals qualifying report.

Split core and check standards were submitted for gold assays, multi-element analyses and a few whole-rock analyses. Canadian Resource Laboratories Ltd. of Burnaby, British Columbia provided four different gold standard pulp samples for QC-QA purposes. One standard pulp sample was inserted at every twentieth core sample for fire assay. Canadian's accepted gold assays for their four standards are listed below.

Standard Number	Accepted Gold Assay (95% confidence level or +/- 2 ?)
CDN-GS-1	5.07 g/mt* +/- 0.43 g/mt
CDN-GS-2	1.53 g/mt +/- 0.18 g/mt
CDN-GS-4	3.45 g/mt +/- 0.21 g/mt
CDN-GS-5	20.77 g/mt +/- 0.91 g/mt

* g/mt = grams/metric ton

ALS Chemex Laboratories in Vancouver, British Columbia, a registered assayer, carried out all assays and multi-element and whole-rock analyses of the core. In terms of quality control, ALS Chemex's reproducibility of assay standards was entirely acceptable.

In April 2001, Curator commissioned Mr. Ed Sawitzky, a qualified independent geological consultant, to oversee and supervise the sampling of sections of diamond drill core containing visible gold. Mr. Sawitzky initially examined the unsplit core for signs of possible tampering or "contamination". The drill holes were examined by Mr. Sawitzky to confirm, in general, the initial logging of the geology, alteration and mineralization and, specifically, auriferous zones purported to carry visible gold.

The core was aligned within each core box to determine core recovery, which was deemed by Mr. Sawitzky to be good. The main mineralized intervals were then photographed. The core was marked (line drawn along length of core) for splitting. The core was split in half using a rock saw and core splitter. The main mineralized zones containing visible gold were split by rock saw and all other samples outside these intervals were split by core splitter. Half the sample was placed in a numbered sample bag for analysis, the other half returned to the core box. Core that was sawn was washed to remove any cooling fluid contaminants before being bagged or placed in the core tray. Irrespective of gold "sightings" the same side of the core was sampled, "unbiasing" the sampling process.

After the drill holes were split, the core was re-examined for visible gold. Samples from the intervals containing visible gold (57 in all) were handled, packed and shipped separately from all other samples collected under the direct supervision of Mr. Sawitzky. At the end of each work day the aluminium box containing the "visible gold" samples was locked for security and in the possession of Mr. Sawitzky. The samples containing "visible gold" were then taken by Mr. Sawitzky to Flin Flon, Manitoba, and delivered to the shipping agent, Calm Air for subsequent delivery, via air freight, to ALS Chemex Laboratories in Vancouver, British Columbia.

On April 25, 2001, Curator announced the results of the aforementioned sampling program, which demonstrated that assay results appeared to be consistent with mineralized intervals containing visible gold initially observed during the sampling program.

GJ Project

Property Description and Location

The GJ property lies within the Stikine region of northwestern British Columbia. The property is located on the western edge of the Kinaskan lake map sheet (NTS 104 G/9E) at latitude 57^0 38' 40'' north and longitude 57^0 14' west. The GJ property covers approximately 1,862 hectares.

The GJ claim group (also known as the Groat Property), consisting of the GJ, DJ, BJ, OJ and Spike #1 and #2 claims totaling 77 units, is located in the Liard mining district. The property is 100% owned by Curator. The following table summarizes the status of the claims currently comprising the GJ property:

Claim Name	Tenure No.	Units	Expiry Date
OJ	370172	16	Sept. 10/2005
DJ	370170	12	Sept. 10/2005
BJ	370171	9	Sept. 10/2005
GJ	221658	12	Sept. 10/2005
Spike 1	221687	18	Sept. 10/2005
Spike 2	221688	10	Sept. 10/2005
Total		**77**	

The GJ property is the subject of a report dated December 2002 prepared by Richard J. Bailes, P. Geo., President of Curator. Copies of the report are available for inspection during normal business hours at the corporate offices of Curator at #1320 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The technical information on the GJ property contained in this section has been extracted or summarized from such report.

Accessibility, Physiography and Vegetation

The nearest road to the GJ property is the Stewart Cassiar highway, which passes along the eastern side of Kinaskan Lake about ten kilometres east of the GJ property. Access is normally by helicopter from Tatogga Lake, a distance of 17 kilometres to the northeast, or from Dease Lake, 90 kilometres to the northeast. An old tote road leaves Kinaskan Lake at a point about 2.5 kilometres south of the north end of the lake and follows Groat Creek up to the property. Utilization of this tote road would require a barge to move supplies across the lake.

The physiography of the area within the claims is essentially a gently undulating plateau with elevations between 1,500 and 1,700 metres. Most of the claim area is above treeline and typical alpine flora is abundant on the plateau surface. Groat Creek, which has its headwaters within the GJ claim group, has deeply dissected the plateau and has reasonably good rock exposure. Virtually no rock is exposed on the plateau.

History

In the early 1960's, Southwest Potash discovered copper mineralization to the northeast of the GJ property in the area of the Wolf claims. In 1964, Conwest discovered copper mineralization in Groat Creek, staked claims and carried out preliminary mapping, soil and silt sampling, 1,800 metres of ground magnetometer surveys and 1,500 metres of IP.

In 1970 and 1971 Amoco built a tote road from Kinaskan Lake to the property, soil sampled the property, ran 32 kilometres of IP and drilled 4,008.6 metres in 19 diamond drill holes.

The Amoco claims lapsed in 1975 and the property was staked by two companies: United Mineral Services and Texasgulf Minerals. United Mineral Services staked the GJ, and Spike 1 and 2 claims covering the GJ showing, and Texasgulf Minerals staked the Goat, Goat Hide and Goat Horn claims to the west and north of the GJ claim covering the Donnelly showing. The property remained split in two until 2000 when the Texasgulf claims lapsed and were staked by Curator, thus uniting the property.

In 1976, Great Plains Development Company optioned the GJ property from United Mineral Services and undertook 22 metres of trenching, geological mapping, geochemical sampling and a magnetometer survey on a 15.5-kilometre picketed grid. Also in 1976, Texasgulf Canada Ltd. established a 10.6 kilometre picketed grid on the Goat and Goat Hide claims (the Donnelly showing) and carried out 51 metres of trenching, geological mapping and geophysical surveys, consisting of 10.6 kilometres of IP and ground magnetics.

In 1977, Great Plains Development Company carried out an IP survey on the 15.5-kilometre GJ grid and deep overburden sampling to get reliable geochemistry results over IP anomalies. Great Plains subsequently dropped its option on the GJ property. Also in 1977, Texasgulf Canada Ltd. extended the Groat grid by a total of 13.1 kilometres to 23.7 kilometres, conducted an 18.5 kilometre IP survey, collected 75 bedrock surface samples using a gasoline-powered hammer drill and drilled 1,524 metres in 10 diamond drill holes.

In 1979, Dimac Resource Corp. purchased the GJ claims from United Mineral Services.

In 1980, Texasgulf drilled a further five diamond drill holes totaling 1,115 metres on the Goat Hide claim. No further work was carried out on the Goat claims and they ultimately lapsed in the year 2000.

In 1981, Canorex Minerals Ltd. (a predecessor company to Curator) optioned the GJ property from Dimac and drilled 1,779.4 metres in seven diamond drill holes. In 1983, through a series of corporate transactions, Curator emerged as the sole owner of the GJ property.

In 1989, Ascot Resources Limited ("Ascot") optioned the GJ property from Curator and undertook a Wacker Drill program, collecting 389 samples from the overburden-bedrock interface. In addition, 73 silt samples and 62 rock chip samples were collected.

In 1990, Ascot collected 274 soil samples, ran 20.7 kilometres of IP and drilled nine diamond drill holes totaling 1,656 metres. Ascot subsequently dropped its option on the GJ property and no significant work was undertaken on the property until 2000.

In 2000, Curator staked the BJ, DJ and OJ claims over what was previously the Goat Hide, Goat and Goat Horn claims respectively. Curator took 18 rock samples and 61 soil samples and compiled the data from previous work.

The assay results from the drilling programs carried out by Amoco, Texasgulf, Canorex and Ascot are set out in the following tables.

GJ Group Copper - Gold Property
Drill Hole Assay Summary
Table 1

Company	Hole No.	Depth - m	Azimuth	Angle	Grid E (ft)	Grid N (ft)	From (m)	To (m)	Interval (m)	Cu%	Au g/t	Ag g/t
					9+25E							
Amoco	70-1	301.1		-60	9+00E	5+30S	2.4	109.7	107.3	0.27	0.69	2.40
		incl	180				73.2	109.7	36.6	0.36	0.69	1.03
	70-2	305.1		-90	9+00E	5+30S	2.4	164.6	162.2	0.36	0.72	8.23
		incl					48.8	146.3	97.5	0.47	0.96	8.91
	70-3	304.5	90	-60	9+00E	5+30S	4.3	118.9	114.6	0.26	0.58	1.71
		incl					48.8	76.2	27.4	0.36	0.62	0.34
	70-4	306.3	0	-60	9+00E	5+30S	2.4	121.9	119.5	0.17	0.34	2.40
	70-5	312.4	270	-60	9+00E	5+30S	1.5	143.3	141.7	0.32	0.24	2.40
		incl					79.2	121.9	42.7	0.56	0.24	2.40
	71-6	292.9		-90	4+25E	5+20S	104.2	207.9	103.6	0.25	0.34	0.34
	71-7	245.4		-90	6+20E	1+40S	146.3	152.4	6.1	0.2	0.34	
	71-8	121.0		-90	0+50E	5+20S	no significicant intersections					
	71-9	206.7		-90	13+00E	9+10S	no significicant intersections					
	71-10	191.7		-90	33+25E	45+00N	6.1	112.8	106.7	0.16	0.03	0.34
	71-11	182.9		-90	33+25E	49+00N	no significicant intersections					
	71-12	126.8		-90	33+25E	53+00N	no significicant intersections					
	71-13	211.2		-90	16+75E	9+20S	no significicant intersections					
	71-14	150.0		-90	33+25E	41+00N	no significicant intersections					
	71-15	230.7		-90	13+50E	05+00S	51.8	118.9	67.1	0.22	0.34	1.71
	71-16	107.6		-90	29+25E	45+00N	no significicant intersections					
	71-17	132.6		-90	23+70E	8+80N	no significicant intersections					
	71-18	145.4		-90	23+60E	4+40N	no significicant intersections					
	71-19	134.4		-90	23+70E	0+20N	no significicant intersections					
	Total	4008.7										

GJ Group Copper - Gold Property
Drill Hole Assay Summary
Table 2

Company	Hole No.	Depth - m	Azimuth	Angle	Grid E (m)	Grid N (ft)	From (m)	To (m)	Interval (m)	Cu%	Au g/t	Ag g/t
Texasgulf	G-1-77	163.4	0	-45	10006E	10181N	36.9	87.0	50.1	0.65	0.79	
		and					144.0	163.4	19.4	0.11		
	G-2-77	172.5	0	-45	10000E	10122N	47.0	62.0	15.0	0.23		
		and					86.0	158.0	72.0	0.49	0.58	
	G-3-77	160.3	0	-45	9880E	10124N	93.0	160.3	67.3	0.4		
		incl					96.0	129.0	33.0	0.57	0.55	
	G-4-77	178.6	0	-45	10000E	9821N	141.0	178.6	37.6	0.74	2.33	
	G-5-77	148.1	0	-45	10240E	9891N	102.0	114.0	12.0	0.14		
	G-6-77	132.9	0	-45	10489	9943N	24.0	105.0	81.0	0.2		
	G-7-77	148.1	180	-45	9879E	9968N	24.0	30.0	6.0	0.24		
	G-8-77	181.7	0	-45	10120E	10123N	117.0	171.0	54.0	0.28		
	G-9-77	123.7	0	-45	10240E	9980N	66.0	84.0	18.0	0.22		
		and					102.0	120.0	18.0	0.17		
	G-10-77	114.6	0	-45	10480E	9821N	no signficant intersctions					
	G-11-80*	328	0	-45	10000E	9821N	179.6	209.0	30.4	0.64	1.37	
	G-12-80	215.2	0	-45	9940E	9820N	147.0	156.0	9.0	0.19	0.03	
	G-13-80	239.3	0	-45	10000E	9880N	153.0	186.0	33.0	0.17	0.10	
	G-14-80	231.7	0	-45	10060E	9880N	60.0	171.0	111.0	0.35	0.45	
		incl					96.0	153.0	57.0	0.46	0.65	
	G-15-80	278.9	0	-45	10000E	9760N	231.0	252.0	21.0	0.24	0.21	
	Total	2638.4										
*Deepening of hole G-4-77												
Combined	G-4/11	328	0	-45	10000E	9821N	141	209	68	0.7	1.89	

GJ Group Copper - Gold Property
Drill Hole Assay Summary
Table 3

Company	Hole No.	Depth - m	Azimuth	Angle	Grid E (ft)	Grid N (ft)	From (m)	To (m)	Interval (m)	Cu%	Au g/t	Ag g/t
Canorex	81-1	262.4	180	-45	23+00E	00+20S	115.8	207.3	91.4	0.23	0.45	9.6
	81-2	218.2	180	-45	26+60E	04+09S	18.3	67.1	48.8	0.11	0.17	4.8
	81-3	241.4	5	-45	18+50E	05+00S	51.8	73.2	21.3	0.14	0.48	3.1
	81-4	251.5	180	-45	33+50E	03+00S	103.6	115.8	12.2	0.15	0.03	1.4
	81-5	256.6	0	-45	24+20E	08+00S	85.3	189.0	103.6	0.32	0.58	11.7
		incl					134.1	170.7	36.6	0.62	1.03	21.3
	81-6	303.9	180	-45	22+30E	02+00N	274.3	292.6	18.3	0.18	0.03	4.1
	81-7	245.4	180	-60	19+00E	02+00S	115.8	192.0	76.2	0.36	1.37	7.9
		incl					128.0	152.4	24.4	0.62	2.13	11.0
											0.00	
Ascot	90-1	178.9	0	-45	14+50E	09+00S	81.1	107.9	26.8	0.18	0.41	
	90-2	181.1	0	-45	14+50E	04+00S	54.0	57.0	3.0	0.15	0.34	
		0.0					76.5	79.5	3.0	0.41	1.78	
	90-3	188.7	0	-45	14+50E	14+00S	no significant intersections				0.00	
	90-4	196.0	0	-45	34+70E	13+00S	186.0	187.5	1.5	0.40	6.00	
	90-5	182.6	0	-45	35+20E	17+00S	51.0	57.0	6.0	0.03	1.75	
	90-6	178.9	0	-45	78+50E	14+00S	no significant intersections					
	90-7	184.4	340	-45	60+20E	30+30S	no significant intersections					
	90-11	183.5	180	-45	04+50E	06+00N	no significant intersections					
	90-12	182.3	220	-45	04+50E	02+00N	no significant intersections					
	Total	3435.7										

47

Geological Setting

The GJ claim group lies within the Stikinia Island Arc Terrane, which is part of the Intermontane tectonic belt of Central British Columbia. In general, the area is underlain predominantly by an island-arc-derived assemblage of volcanic, volcaniclastic and sedimentary rocks. Three broad northeasterly trending litho-stratigraphic belts underlie the region in the area of the GJ claim group. The northern belt is dominated by Mid to possibly Upper Triassic andesitic volcaniclastic rocks, with andesite breccias being the most common lithology present. The middle belt, which includes the GJ property, is primarily underlain by Upper Triassic to Lower Jurassic fine- to medium-grained epiclastic rocks. The southern belt is underlain by a Lower Jurassic bimodal volcanic suite of basalts and rhyolites.

The epiclastic rocks of the middle belt, which host the GJ property, consist of fine-grained clastic and pelagic sedimentary rocks that include fine to medium-grained volcanic wacke, siltstone, siliceous mudstone and chert. Siltstones are dark grey-green and are commonly bedded on the 0.5 to 1-centimetre scale. Rare beds of pebble to cobble conglomerate, less than half a metre thick, containing clasts of plagioclase and/or hornblende phyric andesite, occur locally within the siltstone. Siliceous mudstone and chert are dark grey to black and are less commonly bedded.

Hornblende quartz diorite to monzonite occur as a suite of high-level, elongate stocks and dykes throughout the area. The intrusions are compositionally variable, ranging from quartz diorite to quartz monzonite. They are characteristically medium grained equigranular to porphyritic and weather a buff white to light grey colour.

The largest intrusions of this type include Red stock and the Groat pluton, which are both compositionally variable, equigranular to porphyritic southwest trending elongate bodies. Both of these intrusions host porphyry copper-gold deposits: the Red Chris deposit at the Red stock and the GJ/Groat deposits at the Groat pluton.

The Groat pluton has an elongate shape that is probably caused by dextral offset along two northeast trending strike-slip faults. These faults are probably a western extension of the regionally significant Ealue Lake fault. A Uranium-Lead age date of 205.1 plus/minus 8 Ma was determined for the Groat pluton by Friedman of the University of British Columbia.

The GJ property underlies a fairly level alpine plateau and hence exposure is poor. The main exposures occur in deeply incised creek drainages. Two mineralized zones, the GJ and the Groat, occur about one kilometre apart on the southern contact of the Groat pluton, near its southwestern end.

The pluton intrudes Upper Triassic fine-grained clastic and pelagic sedimentary rocks, consisting of bedded sandstone, siliceous siltstone, chert and graphitic chert. Volcanic siltstone, sandstone and conglomerate overlie these siliceous sediments to the north. To the south are coarse andesite and basalt derived conglomerates. The country rocks are cut by several coarsely augite-phyric mafic sills, which are in turn cut by Groat dykes.

Mineralization

Mineralization consists of pyrite and chalcopyrite in stringers, disseminations and quartz and quartz-carbonate veins. The mineralization is associated with ankerite flooding and silicification. The main showings occur on the southern contact of the Groat pluton and are hosted by siliceous sediments and intusives rocks, which include dyke swarms that are part of the Groat pluton.

Past work on the GJ and Groat Creek properties included several phases of mapping, geochemistry, geophysics and diamond drilling between 1970 and 1990. The diamond drilling was carried out in four major campaigns and amounted to 52 drill holes totaling 10,083 metres. Prior to 2000, the property was split in two, with the western half (referred to as Groat Creek) owned by Texasgulf (Falconbridge) and the eastern half (referred to as the GJ) owned by a number of companies including Conwest, Amoco and Curator. This split in property ownership hindered the development of the properties.

The GJ showing was the first discovered in the area and it is exposed in Groat Creek on the GJ claim. The GJ mineralization has been followed over an east-west distance of about 750 metres by diamond drilling (from hole 71-6 in the west to hole 81-2 in the east). The GJ zone averages about 0.4 % copper and 0.6 g/t gold over drilled widths of up to about 100 metres. Some of the best intercepts are: hole 70-2, which grades 0.47% copper and 1.0 g/t gold over 97.5 metres and hole 81-7, which grades 0.36% copper and 1.4 g/t gold over 76.2 metres.

The Donnelly showing, which is one of two mineralized zones that make up the Groat deposit, occurs on the DJ claim. Chalcopyrite, with elevated gold values, and pyrite occur in quartz stockworks in altered and sheared hornblende feldspar porphyry. The zone is about 60 metres in width, has been traced by drilling for about 240 metres and is open to the east and the west. Grades in holes 77-1 and 77-3 improve with depth, indicating additional potential at depth. The best intercept in the Donnelly showing is in hole 77-1, which assayed 0.65% copper and 0.8 g/t gold over a drilled width of 50.1 metres. Note that Texasgulf only assayed the higher grade copper sections for gold.

About 200 metres south of the Donnelly showing, on the BJ claim, copper and gold occur in altered porphyry and andesite. Chalcopyrite and pyrite are associated with quartz stockworks and ankerite alteration in all the holes. This zone has been traced discontinuously for about 600 metres on strike. The best hole drilled into this zone is hole 80-11 (a lengthening of hole 77-4), which intersected 68 metres grading 0.70% copper and 1.9 g/t gold. The intercepts surrounding hole 80-11 are narrower and lower grade. However, the most easterly hole on this zone, hole 77-6, contains 81 metres grading 0.2% copper, with no gold assays.

The mineralization at Groat Creek consists of disseminated sulphides associated with the border phase of the magnetite-rich Groat Creek stock. The mineralized zones are generally tabular in shape and are controlled by easterly trending structures, parallel to the dominant fault direction and the contact of the stock. Mineralization is hosted by both intrusives and volcaniclastics.

The known mineralization occurs on the edge of strong easterly-trending IP chargeability anomaly near the southern contact of the Groat Creek stock, which can be "mapped" under the glacial cover by the magnetic survey. The geophysics suggests that the area between the Groat Creek zone and the GJ zone, a distance of some 700 metres, is highly prospective for additional mineralization. It should be noted that this area crosses the previous property boundary, and for this reason, was not tested by Texasgulf or Curator.

In addition, a strong chargeabilty anomaly occurs to the north of the Groat Creek stock on the OJ claim, under glacial cover, in the headwaters of Groat Creek. This anomaly occurs upstream of a copper silt geochemical anomaly in the creek. Minor rock exposures in the creek grade over 1% copper. Drill hole 71-10 intersected 106.7 metres grading 0.16% copper. This suggests that the northern contact of the Groat Creek stock is also mineralized and warrants further work.

The area between the Groat Creek and GJ zones warrants further testing by diamond drilling. This area has the same geophysical signature as the known mineralization and is underlain by a strong copper-gold geochemical anomaly.

The Donnelly showing is open along strike and at depth. Its geophysical signature suggests that it is more restricted than the Groat Creek zone; however, there is some indication that the chargeability anomaly could be continuous at depth along the northern contact of the Groat Creek stock. Further IP at wider dipole spacing could confirm or refute this concept. Additional drilling is warranted on strike with the zone.

The northern target is essentially covered by till. Additional IP followed by an overburden drill program to get geochemical samples at the overburden/bedrock interface would be useful to better define the target for diamond drilling.

Exploration by Curator

The 2002 work program conducted by Curator consisted of 17.85 line kilometres of IP and magnetometer survey undertaken by Scott Geophysics of Vancouver, British Columbia. The survey was carried out on north south lines 200 metres apart. A pole dipole array was used for the IP survey, with 50-metre dipole spacing and "n" separations of 1 to 5. Readings of the total magnetic field were taken at 25-metre intervals. All readings were corrected for diurnal variation with reference to a fixed base station cycling at 10-second intervals.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Curator consists of 150,000,000 common shares without par value, 100,000,000 Class A preference shares with a par value of $10 each and 100,000,000 Class B preference shares with a par value of $50 each, of which 98,283,727 common shares, no Class A preference shares and no Class B preference shares are outstanding as of the date hereof.

Common Shares

The following is a summary of the principal attributes of the Curator Shares.

Voting Rights

The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of shareholders of Curator, except those meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The common shares carry one vote per share.

Dividends

The holders of common shares are entitled to receive on a pro-rata basis such dividends as may be declared by the board of directors of Curator, out of funds legally available therefor, subject to the preferential rights of any shares ranking prior to the common shares.

Rights on Dissolution

In the event of the liquidation, dissolution or winding-up of Curator, the holders of the common shares will be entitled to receive on a pro-rata basis all the assets of Curator remaining after payment of all of Curator's liabilities, subject to the preferential rights of any shares ranking prior to the common shares.

Pre-emptive and Conversion Rights

No pre-emptive or conversion rights attach to the common shares and the common shares, when fully paid, will not be liable to further call or assessment. No other class of voting shares may be created without the approval of the holders of the common shares voting separately as a class.

Preference Shares

The Class A and Class B preference shares are issuable in series, each of which will have terms and conditions as determined by the board of directors of Curator. Holders of Class A and Class B preference shares are entitled to vote only at meetings of the holders of Class A or Class B preference shareholders, or a series thereof, respectively.

CONSOLIDATED CAPITALIZATION

The consolidated capitalization of Curator as at the dates indicated was as follows:

	As at March 31, 2002	As at December 31, 2002[(1)]	As at December 31, 2002 after giving effect to the Offer[(2)]
	(audited)	(unaudited)	(unaudited)
Common Shares (Authorized - 150,000,000)	$79,615,039 (84,472,227 shs.)	$80,611,112 (98,283,727 shs.)	$ 82,520,708 (122,153,683 shs.)

Notes:

(1) As at the date hereof, 8,637,000 Curator Shares have been allotted and reserved for issuance for the purposes and in the amounts set forth below:

- (i) 2,700,000 Curator Shares issuable upon exercise of options granted or to be granted to directors, officers, employees and consultants of Curator and its subsidiary. See "Options to Purchase Securities";
- (ii) 5,937,000 Curator Shares issuable upon exercise of warrants at prices varying from $0.10 to $0.20 per share expiring August 27, 2003, November 18, 2004 and December 2, 2004.

(2) Assumes an aggregate of 23,869,956 Curator Shares are issued pursuant to the Offer. Note that the following additional shares may be issued subsequent to the Offer:
 (i) 1,680,000 Curator Shares which are issuable upon the exercise of options granted to certain persons under RMI's stock option plan;
 (ii) 13,290,000 Curator Shares which are issuable upon the exercise of outstanding warrants granted by RMI, which exercise will be at prices varying from $0.0625 to $0.07 per share expiring between September 3, 2004 and February 6, 2005;
 (iii) 2,000,000 Curator Shares which will be issued pursuant to property acquisition agreements previously entered into by RMI.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of Curator for each of the last three completed financial years:

Financial Data for 3 Years	2002	2001	2000
A. Total Revenues (000's)	127	170	16
B. Profit (loss) before extraordinary items (000's)	(394)	(60789)	(2496)
Profit (loss) per equity share	(0.01)	(0.83)	(0.05)
C. Total asset s (000's)	1927	898	61104
D. Total long-term debt (000's)	-	-	-
E. Cash dividends (000's)	-	-	-
F. Net earnings (loss) (000's)	(394)	(60789)	(2496)

The following table sets forth selected consolidated financial information of Curator for each of the last eight completed quarters:

Financial Data for 8 Quarters	3 Months Ended Dec-02	3 Months Ended Sep-02	3 Months Ended June-02	3 Months Ended Mar-02	3 Months Ended Dec-01	3 Months Ended Sep-01	3 Months Ended June-01	3 Months Ended Mar-01
A. Total Revenues (000's)	3	9	3	26	98	2	1	104
B. Profit (loss) before extraordinary items (000's)	(143)	(101)	(75)	(246)	11	(99)	(60)	(30)
Profit (loss) per equity share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
C. Net earnings (loss) (000's)	(143)	(101)	(75)	(246)	11	(99)	(60)	(30)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussion and analysis of the financial condition and results of operations for Curator should be read in conjunction with the consolidated financial statements for the nine months ended December 31, 2002, and for the years ended March 31, 2002 and 2001 and related notes therein.

General

Curator is principally engaged in the exploration for, and the acquisition and development of precious and base metal properties. Curator has an option with Rare Earth to acquire a 70% interest in Rare Earth's interest in the Tex property and a 60% interest in Rare Earth's interest in the Hunt property. The two contiguous properties are located at Assean Lake, about 100 kilometres northeast of Thompson, Manitoba. In February 2002, Curator had earned its interest in the Rare Earth's interest in the Tex and Hunt properties and is now operating under two joint venture arrangements.

Nine Months Ended December 31, 2002 compared to Nine Months Ended December 31, 2001

Curator's net loss for the third quarter and nine months ended December 31, 2002 were $143,000 and $319,000 respectively, as compared to a net income of $11,000 and a net loss of $147,000 for the third quarter and nine months of fiscal year 2001. This increase in loss is primarily due to an increase in general and administrative expenses and a decrease in project management fees in respect of overhead and administrative expenses chargeable to the Hunt and Tex properties.

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General and administrative expenses for the third quarter and nine months of fiscal year 2002 were $146,000 and $334,000, respectively. This represented an increase of $59,000 and $92,000 as compared to $87,000 and $242,000 for the same comparable periods of fiscal 2001. In particular, stock exchange and filing fees increased by $44,000 for the third quarter and $30,000 for the nine months of fiscal 2002 due primarily to fees incurred in connection with the completion of a private placement as noted below. Management fees also increased by $15,000 for the third quarter and $53,000 for the nine months of fiscal 2002 as a result of an increase in the level of activities. In addition, interest expenses increased by $5,000 and $24,000, respectively, for the third quarter and nine months of fiscal 2002. This is mainly due to an increase in the average balances of loan advances. Interest expenses comprised of accrued interest in respect of loan advances provided by a former director of Curator. Included in general and administrative expenses for the three months ended December 31, 2002 was $3,000 of stock based compensation expenses in relation to options granted to two consultants.

Project management fees chargeable to the Hunt and Tex properties for the third quarter and nine months of fiscal year 2002 were $2,000 and $13,000, respectively. This represented a decrease of $95,000 and $84,000 as compared to $97,000 and $97,000 for the same comparable periods of fiscal 2001. Project management fees are based on a percentage of the Hunt and Tex properties' expenditures incurred and Curator's share of these expenditures were lower for fiscal 2002.

The operating losses are a reflection of Curator's status as non-revenue producing mineral company. As Curator has no main source of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2002, Curator had working capital of $358,000. During the quarter ended December 31, 2002, Curator completed a private placement of 9,999,000 non flow-through units and 3,812,500 flow-through common shares for gross proceeds of $1,017,080. Of the 9,999,000 non flow-through units, 8,784,000 units are priced at $0.07 per unit and 1,215,000 units are priced at $0.08 per unit. Each unit will consist of one common share and one-half common share purchase warrant. Each whole purchase warrant will entitle the holder to purchase one additional common share at a price of $0.10 for a period of two years from the closing date. The flow-through share is priced at $0.08 per share.

Curator has limited capital resources and has to rely upon the sale of equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of Curator. Since Curator does not expect to generate any revenues in the near future, it will have to continue to rely upon the sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to Curator in the amount required at any particular time or for any period or, if available, that they can be obtained on terms satisfactory to Curator.

Mineral Properties

During the nine months ended December 31, 2002, Curator incurred expenditures totaling $264,000 on the Tex, Hunt and Ace properties. These expenditures comprised mainly of line cutting, geochemistry, ground magnetic and IP surveys and approximately 1,120 metres of diamond drilling. Offsetting these expenditures were $77,000 of grants received from the Manitoba government under their Mineral Exploration Assistance Program. In addition, Curator incurred $48,000 of expenses on the GJ property.

Year Ended March 31, 2002 compared to Year Ended March 31, 2001

Curator's net loss for the year ended March 31, 2002 was $394,000 as compared to a net loss of $61 million for the year ended March 31, 2001. The decrease in loss is primarily due to the write-down of the Boleo property in the amount of $61 million in 2001. Included in the 2002 results were $123,000 of project management fees in respect of overhead and administration expenses chargeable to the Hunt and Tex properties during Curator's interest earn in period. In addition, Curator recorded a write-down in its investments of $149,000 to recognize a decline in market value.

General and administrative expenses for the years ended March 31, 2002 and 2001 were $371,000 and $323,000, respectively, representing an increase of $48,000. This increase was primarily due to an increased level of activities.

In particular, promotion and public relations increased by $60,000 from $3,000 to $63,000. During 2002, Curator attended the Prospector and Developers Association Conference in Toronto and sponsored a gold exhibit at the Pacific Mineral Museum. Management service and consulting fees also increased by $23,000 and $37,000, respectively, to $118,000 and $60,000. In addition, stock exchange and filing fees increased by $27,000 from $20,000 to $47,000 as a result of the completion of two private placements during the year. Office and general office expenses and professional fees decreased by $37,000 and $55,000, respectively, to $3,000 and $45,000. This decrease is primarily due to the disposition of Curator's Mexican subsidiary.

Liquidity and Capital Resources

At March 31, 2002, Curator had a working capital deficit of $89,000. During the year ended March 31, 2002, Curator completed two private placements for total gross proceeds of $1.1 million. The first private placement consisted of 2.5 million flow-through shares at a price of $0.16 per share and 1,875,000 non flow-through units of the capital stock at a price of $0.16 per unit. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $0.20 per share over a period of two years. The second private placement consisted of 4 million flow-through shares at a price of $0.10 per share.

Mineral Properties

Expenditures incurred during the year ended March 31, 2002 on the Tex and Hunt properties totalled $1.3 million relating to two drill programs. Offsetting the Tex and Hunt expenditures were $312,000 of grants received from the Manitoba government under their Mineral Exploration Assistance Program.

Year Ended March 31, 2001 compared to Year Ended March 31, 2000

Curator's net loss for the year ended March 31, 2001 was $61 million compared to a net loss of $2.5 million for the year ended March 31, 2000. This increase is primarily due to the write-down of the Boleo property in the amount of $61 million. Administrative expenses decreased by $610,000 in 2001 from $933,000 for the year ended March 31, 2000. In particular, interest and bank charges decreased from $408,000 in the 2000 year to nil in the 2001 year resulting from the conversion of approximately $12 million of debt into approximately 33 million common shares of Curator on the basis of $0.35 per share. Included in the 2000 year net loss was $515,000 relating to the exploration program on the Crowsnest gold property in British Columbia and $1.1 million due to the relinquishment of the Seneca property. Offsetting the net loss for the year ended March 31, 2001 was $95,000 of mining exploration tax credit received from the British Columbia government.

Liquidity and Capital Resources

During the year ended March 31, 2001 the Company completed a private placement of 3,200,000 flow-through common shares at a price of $0.125 per share for gross proceeds of $400,000. In addition, the Company completed a further private placement of 666,666 units at a price of $0.15 per unit for gross proceeds of $100,000. Each unit portion of the placement consists of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holders to purchase one additional common share of the Company over a two year period at a price of $0.20 per share in the first year and $0.25 per share in the second year. The proceeds from the financing were used to fund the exploration program on the Tex and Hunt properties and for working capital purposes.

Subsequent to March 31, 2001, the Company has agreed to sell on a private placement basis an aggregate of 2,500,000 units of the capital stock of the Company and 2,500,000 flow-through shares for gross proceeds of $800,000.

Risks

The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

Outlook

Since Curator does not expect to generate any revenue in the near future, any funding requirement is expected to be raised through the sale of equity, debt securities or investment to meet on-going needs.

Curator may carry out a private placement financing at current market prices to raise up to $1,200,000 for the purposes of funding its ongoing operations and providing working capital. Such financing may occur during or subsequent to the Offer Period.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of Curator, the positions held by them with Curator and their principal occupations for the past five years are set forth below. The term of office of each director will expire at the next annual meeting of Curator or until successors are elected or appointed, unless otherwise sooner terminated.

Name, Municipality of Ordinary Residence and Position Held with Company	**Period of service as a director**	**Principal Occupation and Occupation during the Past Five Years**
Lukas H. Lundin Vancouver, British Columbia *Chairman of the Board*	June 23/95 to present	Chairman of the Board of Curator since September 2002; President of Curator from September 1997 to September 2002; director and officer of a number of publicly traded resource companies, including Tenke Mining Corp., Lundin Oil AB, Tanganikya Oil Company and International Uranium Corporation
Richard J. Bailes West Vancouver, British Columbia *President and Chief Executive Officer*	September 12/02 to present	President and Chief Executive Officer of Curator since September 2002; previously, Vice President of Curator; director, Champion Resources Inc. and Riverstone Resources Ltd.
Michael D. McInnis North Vancouver, British Columbia	Aug. 15/85 to present	Chairman of the Board of Curator from May 1997 to September 2002; President of Riverstone Resources Ltd. and a director of Champion Resources Inc.; previously, President of Champion Resources Inc.
William A. Rand Vancouver, British Columbia	June 23/95 to present	Business executive; director of a number of publicly-traded resource companies
John H. Craig Toronto, Ontario	June 23/95 to present	Lawyer, partner, Cassels Brock & Blackwell, Barristers and Solicitors, LLP
Jan E. Christoffersen *Vice-President* White Rock, British Columbia		Vice President of Curator since September 2002; project manager of Curator since 1993; geologist
Wanda Lee *Controller/Treasurer* Vancouver, British Columbia		Controller/Treasurer for a number of publicly-traded companies, including Valkyries Petroleum Corp., Champion Resources Inc., Canmex Minerals Ltd., Tenke Mining Corp. and South Atlantic Ventures Ltd.
Jean Florendo *Corporate Secretary* Vancouver, British Columbia		Corporate Secretary of a number of publicly traded natural resource companies, including Tanganyika Oil Company Ltd., Valkyries Petroleum Corp. and South Atlantic Ventures Ltd.

(1) The directors and senior officers of Curator, as a group, beneficially own, directly or indirectly, or exercise control or direction over 991,814 common shares of Curator (excluding securities issuable on exercise of stock options).

(2) Curator does not have an executive committee. Curator is required to have an audit committee. The following individuals are members of Curator's Audit Committee:

John H. Craig
Michael D. McInnis
William A. Rand

Upon the successful completion of the Offer, the board of directors of Curator will be increased to six directors and Ronald K. Netolitzky of Victoria, British Columbia, will become a director of Curator. Mr. Netolitzky has been the President and Chief Executive Officer of Viceroy Resource Corporation since December 31, 2001 and Chairman of the Board since October 1996.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or person holding a sufficient number of securities of Curator to affect materially the control of Curator, is, or within the past ten years before the date of this Offering Circular, has been, a director or officer of any other issuer that, while such person was acting in that capacity (i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or person holding a sufficient number of securities of Curator to affect materially the control of Curator has ever been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or person holding a sufficient number of securities of Curator to affect materially the control of Curator, or a personal holding company of any such persons, has, within the ten years before the date of this Offering Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain directors and officers of Curator are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development. To the extent that such other companies may participate in or be affected by ventures involving Curator, these directors and officers of Curator may have conflicting interests in negotiating, settling and approving the terms of such ventures. Conflicts of interest affecting the directors and officers of Curator will be governed by the *Company Act* (British Columbia) and other applicable laws. In the event that such a conflict of interest arises at a meeting of the board of directors of Curator, a director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

MANAGEMENT

The following are brief biographies of some key management personnel of Curator.

Richard J. Bailes

Mr. Bailes has 30 years experience in mineral exploration. He holds a Bachelor of Science degree in geology (1968) from McGill University and a Master of Science degree in geology (1976) from the University of Manitoba. Mr. Bailes is a member of the Professional Engineers and Geoscientists of the Province of British Columbia. He is the President and Chief Executive Officer of Curator. Mr. Bailes is an independent contractor with Curator, and devotes 80% of his time to the company. Prior to his appointment as President and Chief Executive Officer in September 2002, Mr. Bailes was employed as a Vice President of Curator. Mr. Bailes has not entered into a non-competition or non-disclosure agreement with Curator.

Jan E. Christoffersen

Mr. Christoffersen has 30 years experience in mineral exploration. He holds a Bachelor of Science degree in geological engineering (1968) from the University of Toronto and a Master of Business Administration degree (1988) from the University of British Columbia. Mr. Christoffersen is a member of the Association of Professional Engineers of the Province of British Columbia. He is the Vice President of Curator. Mr. Christoffersen is an independent contractor with Curator, and devotes 80% of his time to the company. Prior to his appointment as Vice President in September 2002, Mr. Christoffersen was employed as a project manager with Curator. Mr. Christoffersen has not entered into a non-competition or non-disclosure agreement with Curator.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the total compensation paid to, or earned by, Curator's Chairman and Chief Executive Officer who were serving as executive officers at the end of the most recently completed financial year (each a "Named Executive Officer") during the three most recently completed financial years.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary CDN($)	Bonus CDN($)	Other Annual Compensation CDN($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units CDN($)	LTIP Payouts CDN($)	All Other Compensation CDN($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Michael D. McInnis Chairman of the Board	2002	-	-	-	-	-	-	23,400(1)
	2001	-	-	-	-	-	-	3,006(1)
	2000	-	-	-	100,000	-	-	7,109(1)
Lukas H. Lundin (2)(3) President and Chief Executive Officer	2002	-	-	-	-	-	-	-
	2001	-	-	-	-	-	-	-
	2000	-	-	-	-	-	-	-

Notes:

(1) There are no standard compensation arrangements between Curator and Mr. McInnis. Mr. McInnis was remunerated for services rendered to Curator on an project basis for which Mr. McInnis was paid at the rate of $55/hour, which was increased to $65/hour effective July 1, 2000.

(2) Curator has entered into a services agreement, as amended, with Namdo Management Services Ltd., a private corporation owned by Mr. Lukas H. Lundin, a director of Curator, pursuant to which Curator pays Namdo the sum of $15,000 per month for certain corporate and administrative services. Namdo has approximately 12 employees and provides administration and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Curator to Namdo directly to Mr. Lundin.

(3) Mr. Richard J. Bailes was appointed President and Chief Executive Officer of Curator in September 2002. Mr. Bailes is remunerated for services rendered to Curator at the rate of $65/hour.

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Curator does not have a long-term incentive plan for its executive officers.

There were no share options or SAR grants to the Named Executive Officers nor were there any share options or SARs exercised by the Named Executive Officers during the financial year ended March 31, 2002. None of the share options held by the Named Executive Officers were in-the-money at financial year end. There were no options held by the Named Executive Officers that were repriced downward during the most recently completed financial year. There were no defined benefit or actuarial plans in place for the Named Executive Officers during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no contracts of employment between Curator or its subsidiaries and either Named Executive Officer. There are no compensatory plans or arrangements, including payments to be received from Curator or its subsidiary, with respect to either Named Executive Officer, which will result from the resignation, retirement or any other termination of employment with Curator and its subsidiaries or from a change of control of Curator or any subsidiary of Curator or a change in either of the Named Executive Officers responsibilities following a change in control.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of Curator, or associates or affiliates of said persons, have been indebted to Curator at any time since the beginning of the last completed financial year of Curator.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Curator or any shareholder holding of record or beneficially, directly or indirectly, more than 10% of the issued Curator Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with Curator, or in any proposed transaction, that has materially affected or will materially affect Curator or any subsidiary within the past three years.

Certain legal services have been provided by Cassels Brock & Blackwell LLP, the law firm in which John H. Craig, a director of Curator, is a partner. The cost of such services for the year ended March 31, 2002 was $18,860 (2001 - $19,550; 2000 - $19,925). The services provided were at rates similar to those charged to non-related parties. Cassels Brock & Blackwell LLP continues to act on behalf of Curator.

OPTIONS TO PURCHASE SECURITIES

Stock Options

The shareholders of Curator have adopted an employee stock option plan (the "Stock Option Plan"), under which the board of directors, or a committee appointed for such purpose, may from time to time grant to directors, officers, eligible employees of, or consultants to, Curator (collectively, the "Eligible Personnel") options to acquire Curator Shares in such numbers, for such terms and at such exercise prices as may be determined by the board or such committee, provided that the exercise price may not be lower than the market price of the Curator Shares at the time of grant of the options. The purpose of the Stock Option Plan is to advance the interests of Curator by providing Eligible Personnel with a financial incentive for the continued improvement of Curator's performance and encouragement to remain with Curator.

The maximum number of Curator Shares that may be reserved for issuance for all purposes under the Stock Option Plan shall be equal to 3,000,000 Curator Shares and the maximum number of Curator Shares which may be reserved for issuance to any one person pursuant to stock options and under any other share compensation arrangement may not exceed 5% of the Curator Shares outstanding at the time of grant (on a non-diluted basis). The maximum number of Curator Shares which may be reserved for issuance to insiders of Curator pursuant to stock options and under any other share compensation arrangement may not exceed 10% of the Curator Shares outstanding at the time of grant (on a non-diluted basis). Any Curator Shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Stock Option Plan.

All options granted under the Stock Option Plan must be exercised no later than 10 years after the date of the grant and options are not transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an eligible person for any reason other than death, depending on the circumstances the optionee may exercise the options within 30 days to two years after ceasing to be an eligible person but only up to and including the original option expiry date. If an optionee dies, the personal representatives of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

The following table sets forth certain information relating to options outstanding as at the date hereof:

Class of Optionee	Number of Common Shares under Option	Date of Grant	Exercise Price	Expiry Date	Market Price at Date of Grant
Executive officers and past executive officers as a group (2)	1,200,000	Nov. 28, 2002	$0.07	Nov. 27, 2004	$0.07
Directors and past directors who are not also executive officers as a group (4)	800,000	Nov. 28, 2002	$0.07	Nov. 27, 2004	$0.07
Employees and past employees of Curator as a group	600,000	Nov. 28, 2002	$0.07	Nov. 27, 2004	$0.07
Consultants as a group	100,000	Nov. 28, 2002	$0.07	Nov. 27, 2004	$0.07

Curator has granted a total of 5,937,000 warrants to various parties. The exercise price of the warrants range from $0.10 to $0.20, and the expiry dates of the warrants are as follows: 937,500 warrants, exercisable at $0.20 per share, expire on August 27, 2003; 1,607,000 warrants, exercisable at $0.10 per share, expire on November 18, 2004; and 3,392,500 warrants, exercisable at $0.10 per share, expire on December 2, 2004.

DIVIDEND POLICY

Curator has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends in the future will depend upon, among other factors, Curator's earnings, capital requirements and financial condition.

PRIOR SALES

The following table contains details of the prior sales of securities of Curator for the 12-month period prior to the date hereof:

Date of Issue	Designation of Securities	Number of Securities	Price for Securities	Aggregate Proceeds
November 19, 2002	Flow-Through Common Shares	3,812,500	$0.08	$305,000 (1)
December 3, 2002	Units (2)	1,215,000	$0.08	$97,200 (1)
December 3, 2002	Units (2)	8,784,000	$0.07	$614,880 (1)

Notes:

(1) Issued pursuant to private placement.

(2) Each Unit comprises one common share and one-half common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.10 for a period of two years from the closing date.

PRICE RANGE AND TRADING VOLUME

The Curator Shares are listed for trading on the TSX. The following table sets forth the reported high and low prices and trading volume of the outstanding Curator Shares on the TSX for the periods indicated:

	Toronto Stock Exchange		
	High	Low	Volume
2001			
First quarter	$0.19	$0.105	3,525,724
Second quarter	$0.20	$0.12	1,987,132
Third quarter	$0.18	$0.12	1,946,608
Fourth quarter	$0.14	$0.03	3,371,189
2002			
First quarter	$0.16	$0.06	2,870,300
Second quarter	$0.16	$0.08	10,286,772
Third quarter	$0.10	$0.06	1,739,140
October	$0.08	$0.055	914,500
November	$0.075	$0.055	1,486,565
December	$0.08	$0.05	1,143,965
2003			
January	$0.135	$0.075	3,126,750
February	$0.12	$0.09	1,434,238
March	$0.105	$0.085	1,255,300
April 1	$0.10	$0.10	148,500

On April 1, 2003, the closing price of the Curator Shares on the TSX was $0.10.

RISK FACTORS

Exploration and Mining Risks

The properties in which Curator currently has an interest are in the exploration stages only and are without a known body of commercial ore. Development of Curator's mineral properties will only follow upon obtaining satisfactory exploration results followed by a full detailed feasibility analysis. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. There is no assurance that Curator's mineral exploration and development activities will result in any commercial production. The long-term profitability of Curator's operations will be in part directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in Curator not receiving an adequate return on invested capital.

Market Risks

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the control of Curator and which cannot be accurately predicted, such as the proximity and capacity of milling facilities, mineral markets and processing equipment and governmental regulations including regulations relating to royalties, allowable production and importing and exporting of minerals.

Obligations Under Property Agreements

Curator may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and Curator may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, Curator may be unable to finance the cost required to complete recommended programs.

No Production Revenues

To date, Curator has not recorded any revenues from its mining operations nor has Curator commenced commercial production on any of its properties. There can be no assurance that significant additional losses will not occur in the near future or that Curator will be profitable in the future. Curator's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Curator's acquisition of additional properties and other factors, many of which are beyond Curator's control. Curator does not expect to receive revenues from operations in the foreseeable future, if at all. Curator expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of Curator's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that Curator will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Gold Price Volatility

The profitability of Curator's operations if production commences will be significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond Curator's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price. If gold prices should decline and remain at low market levels for a sustained period, Curator could determine that it is not economically feasible to commence or continue activities or commercial production.

Additional Funding Requirements

Curator has no source of operating cash flow. Any further significant work on its properties would likely require additional equity or debt financing, or the sale of all or part of Curator's interest in its properties. Curator has limited financial resources and there is no assurance that additional funding will be available to allow Curator to fulfil its obligations on existing properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development and the possible, partial or total loss of Curator's interest in certain properties.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Curator has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of copper and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Curator currently does not carry on any operations and as a result does not currently maintain liability insurance against such liabilities. Although Curator currently intends to obtain insurance when it commences operations, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Curator might not elect to insure itself against such liabilities, due to high premium costs or other reasons, in which event Curator could incur significant costs that could have a materially adverse effect upon its financial condition.

Regulatory Requirements

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Changes in these regulations or in their application are beyond the control of Curator and could adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. Curator may be required to compensate those suffering loss or damage by reason of its exploration activities.

Environmental Factors and Permitting

All phases of Curator's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Curator's operations. To the extent Curator is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on Curator. If Curator is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on Curator. Curator has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of Curator's business, causing those activities to be economically re-evaluated at that time.

Loss of Key Employees

Curator depends on a number of key employees, the loss of any one of whom could have an adverse effect on Curator.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Curator competes with other mining companies, many of which have greater financial resources than Curator, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Conflicts of Interest

Curator's directors and officers may serve as directors or officers of other natural resource companies or companies providing services to Curator, or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which Curator may participate, the directors of Curator may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Curator's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of Curator making the assignment. In accordance with the laws of British Columbia, the directors of Curator are required to act honestly, in good faith and in the best interests of Curator. In determining whether or not Curator will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Curator may be exposed and its financial position at that time.

61

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Curator, as at March 31, 2003 the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Common Shares of Curator:

Name and Municipality of Residence	Number of Shares Owned or Controlled	Percentage of Outstanding Common Shares	Percentage of Outstanding Common Shares after giving effect to the Offer
Adolf H. Lundin [(1)] Geneva, Switzerland	13,796,002	14%[(2)]	11.3%[(4)]
Al Aqaba Redshore AB[(1)] Spanga, Sweden	19,952,677	20%[(3)]	16.3%[(5)]

Notes:

(1) The shares are beneficially owned, and the registered shareholder is Roytor & Co.

(2) On a fully diluted basis, Mr. Lundin would, directly or indirectly, hold 14,328,502 common shares which would equal 13% of the share capital on a fully diluted basis.

(3) On a fully diluted basis, Al Aqaba Redshore AB would, directly or indirectly, hold 19,952,677 common shares which would equal 18% of the share capital on a fully diluted basis.

(4) On a fully diluted basis, Mr. Lundin would, directly or indirectly, hold 14,328,502 common shares which would equal 11% of the share capital on a fully diluted basis.

(5) On a fully diluted basis, Al Aqaba Redshore AB would, directly or indirectly, hold 19,952,677 common shares which would equal 15% of the share capital on a fully diluted basis.

MATERIAL CONTRACTS

The only material contracts entered into by Curator during the two years preceding the date hereof or to be entered into in respect of the Offer, other than in the ordinary course of business, are as follows:

1. The Lock-up Agreement referred to under "Arrangements between the Purchaser and Certain Shareholders of RMI";

2. The Escrow Agreement referred to under "Arrangements between the Purchaser and Certain Shareholders of RMI"; and

3. The depositary agreement dated April 2, 2003 between Curator and CIBC Mellon Trust Company.

Copies of the foregoing agreements may be examined during normal business hours at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2 during the period that the Offer remains open for acceptance.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Curator are Staley Okada & Partners, Chartered Accountants, 3rd Floor, 10190-152A Street, Surrey, British Columbia, V3R 1J7.

The registrar and transfer agent for the common shares of Curator is CIBC Mellon Trust Company at its principal offices in the cities of Toronto and Vancouver.

EXPENSES

Curator expects to incur expenses of approximately $186,000 in connection with the Offer, including filing fees, legal, accounting and printing expenses. Such fees and expenses will be paid out of Curator's working capital.

LEGAL PROCEEDINGS

There are no legal proceedings material to Curator or any subsidiary to which Curator or any subsidiary is a party or any of its properties are subject to, nor are there any such proceedings known to be contemplated.

INTEREST OF EXPERTS

Certain legal matters on behalf of the Purchaser will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by, Cassels Brock & Blackwell LLP, counsel to the Purchaser. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Offering Circular as having prepared or certified a part of this Offer and Offering Circular, or a report or valuation described in this Offer and Offering Circular, has received or shall receive a direct or indirect interest in the property of the Purchaser or of any associate or affiliate of the Purchaser. As at the date hereof, the partners and associates of Cassels Brock & Blackwell LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Curator Shares and no shares of RMI.

OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of RMI with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF COUNSEL

To: The Directors of International Curator Resources Ltd.

We hereby consent to the use of our firm name and to the references to our opinions contained under the headings "Canadian Federal Income Tax Considerations" and "Experts" in the Offering Circular accompanying the Offer dated April 2, 2003 made by International Curator Resources Ltd. to shareholders of Royal County Minerals Corp.

Dated: April 2, 2003 (Signed) Cassels Brock & Blackwell LLP

CONSENT OF ARC METALS LTD.

To: The Directors of International Curator Resources Ltd.

We hereby consent to the following in the Offering Circular accompanying the Offer dated April 2, 2003 made by International Curator Resources Ltd. to shareholders of Royal County Minerals Corp:

(a) the references to our firm name;

(b) the use of our Qualifying Report dated February 14, 2002 pertaining to the Assean Lake Project, Manitoba, Canada (the "Qualifying Report"); and

(c) the use of summaries and excerpts from the Qualifying Report.

Dated: April 2, 2003 (Signed) ARC Metals Ltd.

DIRECTORS' APPROVAL

The contents of the Offer and this Offering Circular have been approved and the sending, communication and delivery thereof to the holders of RMI Shares has been authorized by the board of directors of the Purchaser.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

April 2, 2003

(Signed) Richard J. Bailes
President and
Chief Executive Officer

(Signed) Wanda Lee
Controller/Treasurer

On behalf of the board of directors

(Signed) Lukas H. Lundin
Director

(Signed) Michael D. McInnis
Director

Schedule A

Text of Section 255 of the *Company Act* (British Columbia)

COMPANY ACT, Part 8
Acquisition procedure

255 (1) For the purposes of this section, an **"acquiring company"** is a company that, under a scheme or contract, makes an offer to acquire shares or any class of shares in another company, called the "subject company", which offer has, within 4 months after the making of the offer, been accepted as to the shares, or as to each class of shares involved, by members holding not less than 9/10 of those shares or of the shares of that class other than shares already held at the date of the offer by, or by a nominee for, the acquiring company or its affiliate.

(2) Every acquiring company, within 5 months after the making of an offer referred to in subsection (1), may give written notice to any member of the subject company who holds shares or shares of the class involved in the offer, and who did not accept the offer, that the acquiring company desires to acquire that member's shares.

(3) If a notice is given under subsection (2), the acquiring company is entitled and bound to acquire every share of the member to whom notice was given for the price and on the terms in the offer referred to in subsection (1) unless the court, on application by the member to whom notice was given, made within 2 months from the date of the notice, orders otherwise.

(4) On an application by a member to whom notice was given under subsection (2), the court may

(a) set the price and terms of payment, and

(b) make consequential orders and give directions the court considers appropriate.

(5) For the purpose of this section, every offer referred to in subsection (1) for shares of more than one class is deemed to be a separate offer for shares of each class.

(6) If a notice has been given by an acquiring company under subsection (2) and the court has not ordered otherwise on an application made by a member to whom the notice was given, the acquiring company, on the expiration of 2 months after the date on which the notice has been given, or, if an application to the court by the member to whom the notice was given is then pending, after that application has been disposed of, must send a copy of the notice to the subject company and pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring company for the shares that by this section that company is entitled to acquire, and, on receiving the copy of the notice and that amount or other consideration, the subject company must register the acquiring company as a member with respect to those shares.

(7) Any sum received by the subject company under this section must be paid into a separate bank account and, together with any other consideration so received, must be held by that company, or a trustee approved by the court, on trust for the several persons entitled to that sum.

(8) Every person, except a company, who delivers a notice or form that contains a statement or makes a representation to any member of a company to the effect that the person proposes to take advantage of any enactment to acquire the shares of the member in the company, or that the person can compel the member to transfer the member's shares in the company to the person, commits an offence.

(9) Every acquiring company, within one month after becoming entitled to give the notice referred to in subsection (2), if the acquiring company has not given that notice, must give a written notice to each member referred to in subsection (2) that the member, within 3 months after receipt of the notice, may require the acquiring company to acquire the shares.

(10) If a member of a subject company requires the acquiring company to acquire the member's shares in accordance with subsection (9), the acquiring company must acquire the shares for the price and on the terms in the offer described in subsection (1).

Schedule B

INTERNATIONAL CURATOR RESOURCES LTD.

(A Development Stage Company)

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2002

Unaudited - See Compilation Report

STALEY, OKADA & PARTNERS

Chartered Accountants

COMPILATION REPORT

To the Directors of International Curator Resources Ltd.:

We have reviewed, as to compilation only, the accompanying unaudited pro-forma consolidated balance sheet of International Curator Resources Ltd. as at 31 December 2002 and the unaudited pro-forma consolidated statement of loss and deficit for the period then ended prepared for inclusion in the takeover bid circular relating to the proposed acquisition of Royal County Minerals Corp. In our opinion, the unaudited pro-forma financial statements have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

"Staley, Okada & Partners"
STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Surrey, B.C.
31 March 2003

International Curator Resources Ltd. Statement 1

(A Development Stage Company)

Pro-Forma Consolidated Balance Sheet

As at 31 December 2002

Canadian Funds

Unaudited – See Compilation Report

	Historical		Pro-Forma		
ASSETS	International Curator Resources Ltd.	Royal County Minerals Corp.	Adjustments *(Note 3)*		Consolidated
Current					
Cash and restricted cash	$ 351,945	$ 155,015	$ 100,000	(b)	$ 619,460
			12,500	(e)	
Accounts receivable	13,660	34,867	-		48,527
Due from joint venturer	4,246	-	-		4,246
Prepaid expenses and other deposits	6,300	965	-		7,265
	376,151	190,847	112,500		679,498
Investments	35,899	-	186,550	(f)	35,899
			1,909,596	(i)	
			(2,096,146	(j)	
Capital Assets, *net*	-	12,930	-		12,930
Deferred Exploration Costs	1,486,390	109,667	25,000	(c)	3,372,957
			75,000	(d)	
			1,676,900	(j)	
	$ 1,898,440	$ 313,444	$ 1,889,400		$ 4,101,284
LIABILITIES					
Current					
Accounts payable and accrued liabilities	$ 9,479	$ 56,214	$ 186,550	(f)	$ 252,243
Due to related parties	8,737	24,984	-		33,721
Advances payable	-	25,500	-		25,500
	18,216	106,698	186,550		311,464
SHAREHOLDERS' EQUITY					
Share Capital *(Note 4)*	80,611,112	5,949,884	100,000	(b)	82,520,708
			25,000	(c)	
			75,000	(d)	
			12,500	(e)	
			1,909,596	(i)	
			(6,162,384)	(j)	
Share Subscriptions Received in Advance	-	100,000	(100,000)	(j)	-
Contributed Surplus - Stock Options	3,487	-	-		3,487
Deficit - *Statement 2*	(78,734,375)	(5,843,138)	5,843,138	(j)	(78,734,375)
	1,880,224	206,746	1,702,850		3,789,820
	$ 1,898,440	$ 313,444	$ 1,889,400		$ 4,101,284

ON BEHALF OF THE BOARD:

"RICHARD J. BAILES", Director

"MICHAEL D. McINNIS", Director

- See Accompanying Notes -

International Curator Resources Ltd. Statement 2

(A Development Stage Company)

Pro-Forma Consolidated Statement of Loss and Deficit

For the Periods Ended 31 December 2002

Canadian Funds

Unaudited – See Compilation Report

	Historical		Pro-Forma	
	International Curator Resources Ltd. (9 Months)	Royal County Minerals Corp. (12 Months)	Adjustments *(Note 3)*	Consolidated
Administrative Expenses				
Administration	$ -	$ 11,667	$ -	$ 11,667
Amortization	700	7,329	-	8,029
Consulting	48,341	36,710	-	85,051
General exploration and project investigation costs	10,522	4,678	-	15,200
Interest and financing expenses	24,326	-	-	24,326
Management fees	135,000	57,500	-	192,500
Office, rent and telephone	2,550	25,802	-	28,352
Professional fees	13,130	50,277	-	63,407
Promotion and public relations	14,179	8,809	-	22,988
Stock exchange and filing fees	55,370	-	-	55,370
Transfer agent and shareholder information	29,168	14,274	-	43,442
Travel and promotion	634	35,679	-	36,313
Wages and benefits	-	17,029	-	17,029
Loss Before the Undernoted Items	333,920	269,754	-	603,674
Interest income	(1,610)	-	-	(1,610)
Project overhead revenue	(13,330)	-	-	(13,330)
Write-off of loans receivable and investment in joint venture	-	2	-	2
Loss for the Period	318,980	269,756	-	588,736
Deficit - Beginning of period	78,415,395	5,573,382	(5,843,138) (i)	78,145,639
Deficit - End of Period	$ 78,734,375	$ 5,843,138	$ (5,843,138)	$ 78,734,375

- See Accompanying Notes -

Notes to Pro-Forma Consolidated Financial Statements

As at 31 December 2002
Canadian Funds
Unaudited – See Compilation Report

1. Transaction

By agreement dated 14 February 2003, and amended on 14 March 2003, International Curator Resources Ltd. ("Curator") proposes to acquire, by takeover bid, all of the issued and outstanding shares of Royal County Minerals Corp. ("Royal"), a Canadian company involved in exploration and development of mineral properties. As consideration, Curator must issue four of its own shares for each share of Royal. The agreement is subject to a number of conditions, including:

- satisfactory completion of due diligence by Curator
- approval of regulatory authorities
- reaching exchange agreement with Royal option and warrant holders, as well as parties to property acquisition agreements entered into by Royal, and
- receiving tenders for at least 90% of outstanding shares of Royal pursuant to the takeover bid offer.

Subsequent to completion of the acquisition, subject to receipt of all requisite approval of shareholders and regulatory authorities, Curator will consolidate its share capital on the basis of one new share for each five old shares and increase the number of common shares available for granting incentive stock options to a minimum of 10% of its new number of issued and outstanding shares, and may change its name.

2. Basis of Presentation

These unaudited pro-forma consolidated financial statements are based on the unaudited consolidated financial statements of Curator for the nine months ended 31 December 2002 and the audited financial statements of Royal for the year ended 31 December 2002, together with other information available to the corporations.

The unaudited pro-forma consolidated balance sheet has been prepared to reflect the acquisition of Royal shares by Curator as if the acquisition had occurred on 31 December 2002, and the unaudited pro-forma consolidated statement of loss and deficit has been prepared as if the acquisition had occurred on 1 January 2002. This transaction was recorded using the purchase method of accounting, with Curator identified as the acquirer. In the opinion of the management, these unaudited pro-forma consolidated financial statements include all of the adjustments necessary for their fair presentation.

These unaudited pro-forma consolidated financial statements should be read in conjunction with the unaudited consolidated financial statements of Curator and the audited financial statements of Royal as at 31 December 2002, and the related takeover bid circular. These unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position and results of operations which would have resulted if the combination had actually occurred on 31 December 2002 and 1 January 2002 respectively.

Notes to Pro-Forma Consolidated Financial Statements

As at 31 December 2002
Canadian Funds
Unaudited – See Compilation Report

3. Pro-Forma Assumptions and Adjustments

a) Consideration

On acquisition, Curator will issue four of its own shares for each share of Royal. The assumption is that all of the issued and outstanding shares of Royal will be purchased by Curator and there will be no minority interest in Royal. As at 31 December 2002 Royal had 4,717,489 shares outstanding. Certain pro-forma adjustments are required to determine the most likely number of shares that Curator will have to issue on acquisition.

b) Subsequent Private Placements

Subsequent to 31 December 2002, Royal completed two private placements where 800,000 shares were issued at $0.25 per share for total cash proceeds of $200,000. Royal received $100,000 before 31 December 2002, and the balance was received subsequent to year-end. Accordingly, a pro-forma adjustment is required to increase Royal's share capital and cash by an additional $100,000 as if all cash had been received, and shares had been issued, at 31 December 2002.

c) Subsequent Issuance of Shares Pursuant to Property Option Agreement

On 27 January 2003, Royal issued 100,000 shares under the terms of one of its property option agreements. A pro-forma adjustment is required to reflect this additional number of shares issued as if they had been issued at 31 December 2002.

Royal's shares issued pursuant to mineral property option agreement		100,000
Royal's trading value of shares on 31 December 2002	$	0.25
Pro-forma increase in share capital and deferred exploration costs	$	25,000

d) Subsequent Issuance of Additional Shares Pursuant to Property Option Agreements

On 6 March 2003, Royal issued a further 300,000 shares under the terms of its property option agreements. A pro-forma adjustment is required to reflect this additional number of shares issued as if they had been issued at 31 December 2002.

Royal's shares issued pursuant to mineral property option agreements		300,000
Royal's trading value of shares on 31 December 2002	$	0.25
Pro-forma increase in share capital and deferred exploration costs	$	75,000

Royal has signed a number of property option agreements under which it may issue up to 500,000 additional shares over the period of the next three years. The management of Royal expects that no additional shares of Royal will be issued to optionors before the date of the takeover.

---

3. Pro-Forma Assumptions and Adjustments - Continued

e) Options and Warrants

As of the date of the acquisition agreement, Royal had approximately 470,000 stock options and 3,322,500 warrants outstanding which are exercisable at $0.25-$0.28 per share. Out of the 470,000 stock options outstanding, on 14 March 2003, Royal's option holders exercised 50,000 stock options at $0.25 per share, for total proceeds of $12,500. If all Royal's remaining options and warrants were converted to shares, Royal would issue an additional 3,742,500 shares for cash proceeds of $1,011,300. Therefore, Curator would have to issue an additional 14,970,000 shares on acquisition. It is assumed that no other options and warrants mentioned above will be exercised before the completion date of the transaction, as management of Curator is attempting to negotiate replacing Royal's options and warrants by issuing its own options and warrants.

f) Direct Costs

Purchase price usually includes direct costs of acquisition such as legal, accounting, filing, transfer agent and consulting fees. Any such costs will increase the purchase price discrepancy on acquisition. The company's management anticipates that it will incur approximately $186,550 of legal, accounting, filing, transfer agent and other direct costs relating to the acquisition.

g) Purchase Price

Purchase price is based on the fair market value of Curator shares. As determined by management, the fair market value of Curator shares is assumed to be its present trading price of approximately $0.12, discounted down to $0.08 per share on the assumption that placing a large number of shares on the market would negatively impact its trading price.

3. Pro-Forma Assumptions and Adjustments - Continued

h) Purchase Price Discrepancy

The following is the pro-forma calculation of the cost of acquisition and allocation of the purchase price discrepancy to non-monetary assets of Royal.

Purchase Price		
Number of Royal's shares outstanding at 31 December 2002		4,717,489
Pro-forma adjustments		
Subsequent private placements		800,000
Shares issued on 27 January 2003 pursuant to a property option agreement		100,000
Shares issued on 6 March 2003 pursuant to property option agreements		300,000
Stock options exercised on 14 March 2003		50,000
Pro-forma number of Royal's shares outstanding		5,967,489
Share multiplier		4
Pro-forma number of shares that Curator is expected to issue		23,869,956
Discounted fair value of Curator shares	$	0.(
Value of shares issued on acquisition	$	1,909,596
Add: Direct acquisition costs		186,550
	$	2,096,146
Fair Value of Royal		
Net book value of Royal at 31 December 2002		
Total assets	$	313,444
Total liabilities		(106,698)
		206,746
Pro-forma adjustments		
Subsequent private placements		100,000
Shares issued on 27 January 2003 pursuant to a property option agreement		25,000
Shares issued on 6 March 2003 pursuant to property option agreements		75,000
Stock options exercised on 14 March 2003		12,500
Pro-forma net book value of Royal		419,246
Purchase price discrepancy allocated to Deferred Exploration Costs		1,676,900
	$	2,096,146

i) Pro-forma adjustment to record issuance of shares by Curator on acquisition of Royal's shares.

j) Pro-forma consolidation adjustment to eliminate Royal's deficit and share capital on the date of acquisition and to allocate purchase price discrepancy to deferred exploration costs.

Notes to Pro-Forma Consolidated Financial Statements

As at 31 December 2002
Canadian Funds
Unaudited – See Compilation Report

4. Pro-Forma Share Capital

Details are as follows:

Authorized:

- 100,000,000 Class A preference shares, issuable in series with a par value of $10 each (none issued)
- 100,000,000 Class B preference shares, issuable in series with a par value of $50 each (none issued)
- 150,000,000 common shares without par value

After the acquisition takes place, the company is expecting to consolidate its share capital on the basis of one new for five old shares. It is anticipated that after the share consolidation, the company's authorized share capital will be reinstated to its pre-consolidation structure.

	Number		Amount
Issued:			
Curator's share capital on 31 December 2002	98,283,727	$	80,611,112
Pro-forma shares issued on acquisition	23,869,956		1,909,596
Pro-forma balance before share consolidation	122,153,683		82,520,708
Share consolidation on 1:5 basis	(97,722,947)		-
Pro-forma balance after share consolidation	24,430,736	$	82,520,708

Schedule C

INTERNATIONAL CURATOR RESOURCES LTD.

Annual Report

For the year ended March 31, 2002

INTERNATIONAL CURATOR RESOURCES LTD.
ANNUAL REPORT
March 31, 2002

To our shareholders:

Over the past year, International Curator achieved significant exploration success at its Assean Lake Gold project in northern Manitoba, discovering three new gold occurrences and encouraging nickel mineralization. Exploration continues in the 2002 summer program. Curator's aim is to build a strong Canadian gold exploration portfolio and with Assean Lake in Manitoba and the GJ Project in British Columbia, the Company is well on its way. Additional Canadian gold projects are currently under review.

Assean Lake Gold Project

The Assean Lake property is located 120 kilometres northeast of Thompson, Manitoba, one of the most prolific mining regions in Canada. Commencing in January 2001, the Company carried out a series of winter and summer exploration programs on the property comprising a total of 12,276 metres of drilling, 103 kilometres of line cutting, ground magnetic, induced polarization (IP) and MMI geochemical surveys. Exploration activity has been confined to an area representing less than 20% of the total claim holdings. The remaining 80% of the claims are highly prospective and virtually unexplored.

Significant discoveries made to date at the Assean Lake project are:

1. Gold in sulphide iron formation.
2. Shear hosted high-grade gold veins.
3. Thompson-type nickel-cobalt mineralization.

Encouraged by the results, the Company recently staked additional airborne geophysical anomalies believed to be related to prospective iron formations (for both gold and nickel) bringing the total property area to over 9,800 hectares.

Several separate mineralizing events have now been recognized at Assean Lake. The main exploration targets on the property consist of shear hosted and sulphide iron formation hosted gold deposits. A significant secondary target is Thompson-style nickel deposits. The Thompson deposits are associated with sulphide iron formations and deep, mantle-derived intrusions. Both rock types are present on the Assean Lake property.

In the 1980's Homestake Ltd conducted a 541 line kilometre airborne survey over the Assean Lake area. The survey data, which has been acquired from government archives, indicates iron formations occur throughout the claim group.

Pursuant to sub-option agreements between the Company and Rare Earth Metals Corp, International Curator has earned its interest in Rare Earth's interest in the underlying sub-option agreements at Assean Lake. As a result, the Company and Rare Earth are now operating the Tex property on a 70/30 joint venture basis (the "Tex JV") and the Hunt property on a 60/40 joint venture basis (the "Hunt JV"). The Hunt JV may earn a 100% working interest in the Hunt property and the Tex JV may earn a 70% working interest in the Tex property. International Curator is the operator of the Hunt and Tex joint ventures.

The mineralized drill core intervals are split in the field and sent to ALS Chemex in Vancouver for analysis. The intervals containing visible gold are assayed by fire-assay procedure for metallics gold. This procedure involves pulverizing a one-kg sample and passing the prepared pulp through a 150 mesh (106 micron) screen. The +150 mesh material is analyzed in its entirety by fire assay. The -150 mesh material is homogenized and a 50-gram subsample is assayed by fire assay with gravimetric finish. The samples from sections that did not contain visible gold were fused by fire assay and analyzed by atomic absorption spectroscopy.

Drill results are compiled by R. J. Bailes, P.Geol., Vice President of International Curator, who is an appropriately qualified person as defined by National Instrument 43-101.

Gold

Curator has discovered two shear-hosted gold zones, the Hunt Zone and the B-52 Zone and significant gold associated with iron formation.

The Hunt Zone was discovered during a drilling program in March 2001. The zone has a strike extent of 600 metres and extends to at least 300 metres in depth, the deepest drilling to date. Free gold occurs within altered and sulphide-bearing gabbro and schist in a well-defined shear zone. Grades reach 9.37 g/t Au over 8.15 metres in a high-grade shoot about 100 metres in strike length.

The B-52 Zone is a drill discovery made in February 2002. The zone lies 3.5 kilometres east-northeast of the Hunt Zone and is defined by a distinct IP anomaly. Grades reach 10.19 g/t Au over 4.0 meters. The zone has a strike extent of 100 metres and is open below 80 metres depth, the deepest drilling to date. Free gold is common and is associated with the sulphide minerals pyrite, pyrrhotite and arsenopyrite.

Significant gold was discovered in sulphide-facies iron formation in March 2002 in the course of drilling IP anomalies. Anomalous gold occurs over a known strike length of 1,300 metres east of the Hunt Zone. Gold has been intersected in nine shallow drill holes associated with pyrite and pyrrhotite, enriched up to 30% within magnetite-iron formation. The best intercept grades 1.06 g/t Au over 7.05 metres. Several other iron formations that have not yet been explored for gold occur on the claims. Iron formations host some of the largest gold deposits in the world, such as Lead, South Dakota and Lupin, NWT.

Nickel

Nickel, grading up to 0.87% over 0.5 metres (0.55% over 3.0 metres), occurs in two holes drilled to test IP anomalies near the eastern boundary of the Hunt claims. Nickel, with anomalous cobalt, occurs in siliceous sediments of the Ospwagan Group associated with pyrite, pyrrhotite and pentlandite in close proximity to ultramafic intrusions.

The geological environment at Assean Lake is comparable to the Thompson Nickel Belt, to the southwest. At Thompson, large, rich nickel ore bodies have formed in sulphide-facies iron formation of the Ospwagan Group in the footwall of ultramafic sill-like intrusions. At Assean Lake, large areas of the property, including the new staked ground, likely are underlain by iron formations, at least part of which are known to be sulphide enriched and, hence, have excellent nickel exploration potential.

Exploration for nickel can be carried out employing the same techniques as for iron-formation-hosted gold.

2002 Summer Exploration Program

The Company has recently commenced its 2002 summer exploration program at Assean Lake.

The multi-phase summer program will be the largest surface program yet undertaken by the JV partners, consisting of over 100 line kilometres of line cutting, followed by ground magnetic, induced polarization (IP) and MMI geochemical surveys. The surface program will be completed by late August, after which plans are for a 1,500-metre drill campaign in September to test selected new targets as well as the strike and depth extent of recent gold and nickel discoveries on the project.

GJ Gold/Copper Project

The GJ gold/copper project is a large property consisting of 77 units (1,862 hectares), covering two significant porphyry copper-gold systems, located near Kiniskan Lake on the Stewart-Cassiar Highway in northern British Columbia.

International Curator has a 100% interest in the property. There are no underlying royalties and no property payments.

Previous work by a number of companies including Conwest and Amoco included several phases of mapping, geochemistry, geophysics and diamond drilling between 1970 and 1990, the latter amounting to 52 holes totaling 10,083 metres.

Copper-gold mineralization is associated with a poorly exposed elongated intrusion of monzodiorite, which intrudes andesite and volcaniclastic sediments.

Two mineralized zones occur about one kilometre apart on the south and west contacts of the intrusion. Until 1998, the most westerly of the two mineralized zones was held by Falconbridge and the eastern zone was owned by International Curator. The split ownership impeded exploration as neither company tested the highly prospective ground between the two zones because it was too near the property boundary. In 1998, Falconbridge allowed their claims to lapse and International Curator staked the ground to unify the property. The northern contact of the intrusion is also highly prospective but is poorly exposed and has seen only limited work to date.

The mineralized zones are 250 to 750 metres in length and 50 to 100 metres in width. Grades range from 0.11% to 0.70% copper over widths of up to 162 metres. Gold assays range up to 1.9 g/t, averaging about 0.6 g/t.

Significant intercepts include:

68.0 metres @ 0.70% copper and 1.9 g/t gold
50.1 metres @ 0.65% copper and 0.8 g/t gold
76.2 metres @ 0.36% copper and 1.4 g/t gold
97.5 metres @ 0.47% copper and 1.0 g/t gold

The Company is planning further exploration work including additional exploration on the known occurrences and evaluation of new targets. Geophysical surveys, including IP and ground mag, will be utilized to possibly extend the known mineralization and to locate new mineralized zones.

Corporate Activities

During fiscal 2001, the Company raised gross proceeds of Cdn $1,200,000 through three private placements of flow-through and non-flow-through common shares.

On Behalf of the Board,

"Michael D. McInnis"
Michael D. McInnis
Chairman

July 22, 2002

INTERNATIONAL CURATOR RESOURCES LTD
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
MARCH 31, 2002

The following discussion and analysis of the financial condition and results of operations for International Curator Resources Ltd. ("the Company") should be read in conjunction with the consolidated financial statements for the years ended March 31, 2002 and 2001 and related notes therein.

General

The Company is principally engaged in the exploration for, and the acquisition and development of precious and base metal properties. The Company has an option with Rare Earth Metals Corp. ("Rare Earth") to acquire a 70% interest in Rare Earth's interest in the Tex property and a 60% interest in Rare Earth's interest in the Hunt property. The two contiguous properties are located at Assean Lake, about 100 kilometers northeast of Thompson, Manitoba. In February 2002, the Company had earned its interest in the Rare Earth's interest in the Tex and Hunt properties.

Results of Operations

The Company's net loss for the year ended March 31, 2002 was $394,000 as compared to a net loss of $61 million for the year ended March 31, 2001. The decrease in loss is primarily due to the write-down of the Boleo property in the amount of $61 million in 2001. Included in the 2002 results were $123,000 of project management fees in respect of overhead and administration expenses chargeable to the Hunt and Tex properties during the Company's interest earn in period. In addition, the Company recorded a write-down in its investments of $149,000 to recognize a decline in market value.

General and administrative expenses for the years ended March 31, 2002 and 2001 were $371,000 and $323,000, respectively, representing an increase of $48,000. This increase was primarily due to an increased level of activities. In particular, promotion and public relations increased by $60,000 from $3,000 to $63,000. During 2002, the Company attended the Prospector and Developers Association Conference in Toronto and sponsored a gold exhibit at the Pacific Mineral Museum. Management service and consulting fees also increased by $23,000 and $37,000, respectively, to $118,000 and $60,000. In addition, stock exchange and filing fees increased by $27,000 from $20,000 to $47,000 as a result of the completion of two private placements during the year. Office and general office expenses and professional fees decreased by $37,000 and $55,000, respectively, to $3,000 and $45,000. This decrease is primarily due to the disposition of the Company's Mexican subsidiary.

The annual operating losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no main source of income, losses are expected to continue.

Liquidity and Capital Resources

At March 31, 2002, the Company had a working capital deficit of $89,000. During 2002, the Company completed two private placements for total gross proceeds of $1.1 million. The first private placement consisted of 2.5 million flow-through shares at a price of $0.16 per share and 1,875,000 non flow-through units of the capital stock at a price of $0.16 per unit. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $0.20 per share over a period of 2 years. The second private placement consisted of 4 million flow-through shares at a price of $0.10 per share.

Mineral Properties

Tex and Hunt Properties

Expenditures incurred during the year ended March 31, 2002 on the Tex and Hunt properties totalled $1.3 million relating to two drill programs. Offsetting the Tex and Hunt expenditures were $312,000 of grants received from the Manitoba government under their Mineral Exploration Assistance Program.

Risks

The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

Outlook

Since the Company does not expect to generate any revenue in the near future, any funding requirement is expected to be raised through the sale of equity, debt securities or investment to meet on-going needs.

Quarterly Information

Financial Data for 8 Quarters	12 Months Ended Mar-02	9 Months Ended Dec-01	6 Months Ended Sep-01	3 Months Ended Jun-01	12 Months Ended Mar-01	9 Months Ended Dec-00	6 Months Ended Sep-00	3 Months Ended Jun-00
A. Total Revenues (000's)	127	241	103	(1)	170	66	21	1
B. Profit (loss) before extraordinary items (000's)	(394)	(7)	(58)	(59)	(60,789)	(60,759)	(132)	(65)
Profit (loss) per equity share	(0.01)	(0.00)	(0.00)	(0.00)	(0.83)	(0.85)	(0.01)	(0.001)
C. Net earnings (loss) (000's)	(394)	(7)	(58)	(59)	(60,789)	(60,759)	(132)	(65)

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of International Curator Resources Ltd. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of International Curator Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls that are appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by the shareholders' auditors, Staley, Okada, Chandler & Scott, Chartered Accountants, and their report follows.

"Michael D. McInnis"
Michael D. McInnis
Chairman

"Lukas H. Lundin"
Lukas H. Lundin
President

Vancouver, British Columbia
June 26, 2002

AUDITORS' REPORT

To the Shareholders of International Curator Resources Ltd.:

We have audited the consolidated balance sheets of International Curator Resources Ltd. as at March 31, 2002 and 2001 and the consolidated statements of loss and deficit, mineral properties and related expenditures and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations, exploration activities and the changes in its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"Staley, Okada, Chandler & Scott"
STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

Burnaby, BC
June 26, 2002

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(in Canadian Dollars)

	March 31, 2002	March 31, 2001
ASSETS		
Current assets		
Cash	$ 286,161	$ 175,864
Restricted cash (Note 4)	-	188,576
Accounts receivable	144,002	40,376
Due from joint venturer (Note 7(a))	203,257	-
Prepaid expenses and other deposits	5,000	8,624
	638,420	413,440
Investments (Note 5)	35,899	185,093
Capital assets, net (Note 6)	700	1,000
Mineral properties and related expenditures (Note 7)	1,251,877	298,005
	$ 1,926,896	$ 897,538
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 402,310	$ 233,883
Due to related parties (Note 9)	324,942	119,776
	727,252	353,659
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	79,615,039	78,565,714
Deficit	(78,415,395)	(78,021,835)
	1,199,644	543,879
Continued operations (Note 1)		
	$ 1,926,896	$ 897,538

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
Director

"Lukas H. Lundin"
Director

See notes to consolidated financial statements

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year ended March 31, 2002	Year ended March 31, 2001
Expenses		
Amortization	$ 300	$ 9,369
Foreign exchange loss (gain)	220	(4,942)
Consulting	59,644	22,953
General exploration and project investigation	806	10,709
Interest expenses	5,743	-
Management fees	117,500	94,512
Office and general	3,038	40,145
Professional fees	45,353	99,895
Promotion and public relations	63,220	2,664
Stock exchange and filing fees	47,028	20,380
Telephone and facsimile	3,033	7,774
Transfer agent and shareholder information	25,195	19,947
Loss before the undernoted items	371,080	323,406
Loss on sale of subsidiaries (Note 2(a))	370	18,196
Write-off of mineral property interests (Notes 7(c) (d))	-	60,599,792
Mining exploration tax	-	(95,962)
Project overhead fees	(123,172)	-
Interest income	(3,912)	(26,764)
Gain on sale of investments	-	(46,874)
Write-down of investments	149,194	-
Loss on capital asset disposal	-	16,953
Net loss for the year	393,560	60,788,747
Deficit, beginning of the year	78,021,835	17,233,088
Deficit, end of the year	$ 78,415,395	$ 78,021,835
Basic and diluted loss per common share	$ 0.01	$ 0.83
Weighted average number of shares outstanding	79,743,685	72,930,561

See notes to consolidated financial statements

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31, 2002	Year ended March 31, 2001
Cash flows from (for) operating activities		
Net loss for the year	$ (393,560)	$ (60,788,747)
Items not affecting cash		
Amortization	300	9,369
Gain on sale of investments	-	(46,874)
Write-down of investments	149,194	-
Loss on capital asset disposal	-	16,953
Project overhead fees	(110,000)	-
Write-off of mineral property interests	-	60,599,792
	(354,066)	(209,507)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	(100,002)	30,095
Accounts payable and accrued liabilities	168,427	100,573
Due from joint venturer	(203,257)	-
Due to related parties	205,166	30,587
	(283,732)	(48,252)
Cash flows from financing activity		
Common shares issued, net	1,049,325	500,000
Cash flows from (for) investing activities		
Mineral properties, net	(843,872)	(449,374)
Proceeds on sale of subsidiaries	-	100
Accounts receivable disposed on sale of subsidiaries	-	17,542
Capital assets disposed on sale of subsidiaries	-	49,133
Accounts payable disposed on sale of subsidiaries	-	(48,379)
Proceeds from sale of investments	-	81,674
Proceeds from capital asset disposal	-	3,002
	(843,872)	(346,302)
(Decrease) increase in cash	(78,279)	105,446
Cash, beginning of year	364,440	258,994
Cash, end of year	$ 286,161	$ 364,440
Supplementary information regarding non-cash transaction:		
Investing activities		
Project overhead fees included in mineral properties and related expenditures	$ 110,000	-

See notes to consolidated financial statements

International Curator Resources Ltd.
Consolidated Statements of Mineral Properties
and Related Expenditures

	Year ended March 31, 2002	Year ended March 31, 2001
Tex and Hunt Properties		
Assaying and sampling	$ 24,756	$ -
Drilling	733,449	236,378
Field supplies	10,574	2,900
Transportation and travel	29,589	3,978
Geological and geophysical	213,792	34,924
Line cutting	18,068	12,578
Maps and report preparation	29,388	-
Consulting	11,061	3,245
Option payments	72,999	-
Office miscellaneous	6,082	3,646
Overhead fees	110,000	-
Staking	6,469	356
	1,266,227	298,005
Less: mineral exploration grants	(312,355)	-
	953,872	298,005
Balance - beginning of year	298,005	-
Balance - end of year	1,251,877	298,005
Boleo Property (Mexico)		
Camp and general	-	55,842
Geological & geophysical	-	74,208
Transportation	-	19,336
	-	149,386
Write-off of mineral property int	-	(60,581,034)
	-	(60,431,648)
Balance - beginning of the year	-	60,431,648
Balance - end of the year	-	-
Other Properties		
Geological and geophysical	-	635
Permits, licenses and fees	-	1,348
	-	1,983
Write-off of mineral property interest	-	(18,758)
	-	(16,775)
Balance - beginning of year	-	16,775
Balance - end of year	-	-
Total mineral properties	$ 1,251,877	$ 298,005

See notes to consolidated financial statements

INTERNATIONAL CURATOR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

1. DESCRIPTION OF BUSINESS AND CONTINUANCE OF OPERATIONS

International Curator Resources Ltd. (the "Company") was incorporated in British Columbia on February 3, 1983 to engage in acquisition, exploration and development of mineral properties.

The Company's ability to operate in the normal course of business is dependent on its ability to generate profitable operations in the future and obtain additional financing or sale of assets. Should the Company be unable to continue as a going concern, adjustments would be required to the carrying values and classification of assets and liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

The significant accounting policies used in these consolidated financial statements are as follows:

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Curator Resources (Barbados) Ltd. ("CurBarb"), a Barbados based company.

These consolidated financial statements also include the accounts of Mintec International Corporation ("Mintec"), a Barbados based company, which is 100% owned by CurBarb, and Minera Curator, S.A. de C.V. ("Mincur"), a Mexican based company, which is a wholly owned subsidiary of Mintec until the disposition on March 29, 2001.

Pursuant to the terms of a Settlement Agreement which closed on March 29, 2001, the Company transferred all of the issued and outstanding shares of Mintec and its wholly-owned subsidiary, Mincur, the owner of the Boleo property, to Terratech Environmental Corporation and Minera Terra Gaia S.A. de C.V.

A loss on disposition of the subsidiaries resulted as follows:

Proceeds on disposition	$ 100
Current assets disposed	17,542
Capital assets disposed	49,133
Current liabilities disposed	(48,379)
	18,296
Loss on disposition	$ 18,196

(b) Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

- ? Monetary assets and liabilities at the rate of exchange in effect at balance sheet dates,
- ? Non-monetary assets and liabilities at historical rates, and
- ? Revenue and expense and exploration and development items at the average rates of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

(c) Cash and Cash equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

(d) Investments

The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when the decline in value is other than temporary.

(e) Mineral Properties and Related Expenditures

The Company carries its mining properties at cost. The Company also defers exploration and development costs which are related to specific projects until the commercial feasibility of the projects is determinable. The costs of each property and related expenditures will be amortized over the economic life of the property on a units of production basis. Costs are charged to operations when a property is abandoned or when impairment in value that is other than temporary has been determined. Proceeds from the disposition of mineral deposits on the property are netted against deferred costs of the related properties.

Mineral exploration grants are deducted against the costs of the related properties.

The recovery of the amounts capitalized as mineral properties and related expenditures is dependent upon the existence of economically recoverable ore reserves, confirmation of the Company's interests in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

(f) Capital Assets

Capital assets, comprising of office equipment, are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over three years.

(g) Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to comply with legal requirements as a minimum and go beyond these requirements where necessary to conduct its business responsibility and in accordance with the principles of environmentally sustainable development.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(h) Income Taxes

On January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for income taxes. The new standard requires the use of the asset and liability method for accounting for income taxes. The Company adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the net future tax assets are fully offset by a valuation allowance. Accordingly, the adoption of the new standard does not result in changes to the prior period financial statements.

(i) Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share is not applicable when the effect is anti-dilutive.

The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.

(j) Stock Options

The Company has a stock option plan which is described in Note 8(a). No compensation expense is recognized when stock options are issued. Any consideration received on exercise of stock options is credited to share capital.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, restricted cash, accounts receivable, due from joint venturer, investments, accounts payable and due to related parties approximates their fair value due to their short-term maturity or capacity of prompt liquidation.

4. RESTRICTED CASH

Amounts represent cash the Company has placed with an Agent for drilling work performed by Major Drilling on the Tex and Hunt properties. Included in accounts payable at March 31, 2001 was $141,478 due to Major Drilling.

5. INVESTMENTS

	March 31, 2002	March 31, 2001
Champion Resources Inc., ("Champion") a company with directors in common, 22,742 (2001 – 22,742) common shares with a market value at March 31, 2002 of approximately $10,461 (2001 – $43,000)	$ 10,461	$ 83,342
Valkyries Petroleum Corp. ("Valkyries") (formerly Santa Catalina Mining Corp.), a company with directors in common, 33,917 (2001 – 33,917) common shares with a market value at March 31, 2002 of approximately $25,438 (2001 – $81,000)	25,438	101,751
	$ 35,899	$ 185,093

These investments represent less than a 5% share in the respective companies. The Company wrote-down its investment in Champion and Valkyries to market value as at March 31, 2002 to recognize an impairment in the carrying value.

6. CAPITAL ASSETS

	March 31, 2002 Net	March 31, 2001 Net
Office furniture and equipment	$ 700	$ 1,000

7. MINERAL PROPERTIES AND RELATED EXPENDITURES

(a) Tex and Hunt Properties, Manitoba

Pursuant to sub-option agreements dated March 8, 2001 between the Company and Rare Earth Metals Corp. ("Rare Earth"), the Company was granted the exclusive right and option to acquire 70% of Rare Earth's interest in the Tex Property and 60% of Rare Earth's interest in the Hunt Property by incurring an aggregate of $1.25 million in underlying cash payments and expenditures on the Tex and Hunt properties, or any of them, over a four (4) year period commencing March 8, 2001. The Tex and Hunt properties are located about 105 kilometres (65 miles) northeast of Thompson, Manitoba.

Effective February 15, 2002, the Company satisfied the $1.25 million expenditure commitment under the sub-option agreements and earned its interest in Rare Earth's interest in the underlying option agreements. As a result, the Company and Rare Earth are now operating the Tex property on a 70/30 joint venture basis (the "Tex JV") and the Hunt property on a 60/40 joint venture basis (the "Hunt JV").

The Hunt JV may earn a 100% working interest in the Hunt property and the Tex JV may earn a 70% working interest in the Tex property by making option payments to the underlying optionor, Strider Resources Ltd. ("Strider") in the cumulative amount of $500,000 (the Hunt JV and the Tex JV, each as to $250,000) and by incurring cumulative expenditures of $2.5 million on or before March 12, 2005 (the Hunt JV as to $1,000,000 and the Tex JV as to $1,500,000). In addition, Rare Earth is obligated to issue an aggregate of 500,000 common shares (250,000 shares in respect of each of the Tex and Hunt properties) to Strider (of which 300,000 shares have been issued). In the event that Rare Earth defaults in its obligation to issue further shares to Strider, the Company could be required to issue an equal number of shares in its capital stock.

The Hunt property is subject to a 3% net smelter return royalty in favour of Strider. The Assean Lake Joint Venture has the one time right at any time to buy-back up to fifty (50%) of this royalty, i.e. an amount equal to a 1.5% net smelter return interest) for the purchase price of $1,500,000. If the Assean Lake Joint Venture elects to exercise this right of buy-back, the Company would be responsible for 60% of such purchase price or $900,000.

The Tex property is subject to an underlying option agreement between Strider and Hudson's Bay Exploration and Development ("HBED"). If the Tex JV exercises its option, HBED has the right to elect to either i) retain a 1% net smelter royalty ii) retain a 30% participating interest or iii) retain a 30% participating interest and earn an additional 30% participating interest by incurring $3,000,000 in exploration expenditures over 5 years. If HBED retains a 1% net smelter royalty, the Company's and Rare Earth's interests would be 70% and 30% respectively. If HBED retains a 30% participating interest, the Company's and Rare Earth's interests would be 49% and 21% respectively. If HBED elects to retain a 30% participating interest and earn an additional 30% participating interest, the Company's and Rare Earth's interests would be 28% and 12% respectively.

As at March 31, 2002, Rare Earth owes the Company $203,257 for their share of joint venture costs. The amount was collected subsequent to year-end.

(b) Ace Property, Manitoba

In February 2002, the Company entered into a purchase option agreement with Hornby Bay Exploration Limited ("Hornby Bay") to acquire an undivided 100% interest in the Ace property located in Manitoba by paying Hornby Bay an aggregate amount of $140,000 or $205,000 depending on the timing. Hornby Bay retains a 2% net smelter return royalty interest in the Ace property. Once the purchase option is exercised, the Company may elect to purchase one half of the royalty interest for $1.5 million. The Ace property will be contributed to the Hunt JV under the term of that joint venture.

(c) Boleo Property – Baja, Mexico

During 2001, as a result of the findings of the feasibility study, disputes with the royalty holder of the property, inability to locate a partner for the project and the substantial ongoing costs to maintain the project, management determined to write off its investment in the property. Accordingly, the Company wrote off $60,581,034 on the Boleo Property to operations in 2001.

(d) GJ Property, B.C.

The Company owns a 100% interest in the GJ Property, a porphyry copper-gold prospect located in northern British Columbia. All expenditures totalling $18,758 on the GJ Property were written off to operations in 2001.

8. SHARE CAPITAL

(a) Authorized:

- ? 100,000,000 Class A preference shares, issuable in series with a par value of $10 each (none issued)
- ? 100,000,000 Class B preference shares, issuable in series with a par value of $50 each (none issued)
- ? 150,000,000 common shares without par value

Common shares were issued as follows:

	Number of Shares	Amount
Balance, March 31, 2000	72,230,561	$ 78,065,714
Private placements	3,866,666	500,000
Balance, March 31, 2001	76,097,227	78,565,714
Private placements	8,375,000	1,049,325
Balance, March 31, 2002	84,472,227	$ 79,615,039

During 2002, the Company completed two private placements for total gross proceeds of $1.1 million. The first private placement consisted of 2.5 million flow-through shares at a price of $0.16 per share and 1,875,000 non flow-through units of the capital stock at a price of $0.16 per unit. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $0.20 per share over a period of 2 years. The second private placement consisted of 4 million flow-through shares at a price of $0.10 per share. The Agent was paid a cash fee of $50,675 in connection with the second private placement.

(b) As at March 31, 2002, the following share purchase options were outstanding:

	2002		2001	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,625,000	$0.35	2,645,000	$0.35
Granted	272,500	$0.16	-	-
Cancelled/Expired	(7,500)	$0.16	(20,000)	$0.35
Outstanding at end of year	2,890,000	$0.33	2,625,000	$0.35

Option prices, when granted, reflect current trading values of the Company's shares. The options vest immediately and expire five years from date of grant. The options outstanding expire between December 17, 2003 and August 16, 2006.

(c) As at March 31, 2002, the following share purchase warrants were outstanding:

Number of Warrants	Common Share Entitlement	Exercise Price	Expiry Date
333,333	333,333	$0.20 up to March 21, 2002	March 21, 2003
		$0.25 up to March 21, 2003	
937,500	937,500	$0.20	August 27, 2003
1,270,833	1,270,833		

9. RELATED PARTY TRANSACTIONS

In addition to items noted elsewhere in these consolidated financial statements, the Company:

(a) incurred fees of $23,400 (2001 - $18,131) to a director in his capacity as an officer of the Company. At March 31, 2002, $8,125 (2001 - $45,515) was due to this director and included in amounts due to related parties;

(b) incurred management fees of $117,500 (2001 - $90,000) to a company controlled by a director. At March 31, 2002, $9,484 (2001 - $44,042) was due to this company and included in amounts due to related parties;

(c) incurred legal fees of $18,680 (2001 - $19,550) to a law firm of which a partner is a director of the Company. At March 31, 2002, $859 (2001 - $14,126) was due to this law firm and included in amounts due to related parties.

(d) received advances totalling $300,000 from a director of the Company. The loan advances are payable on demand and bear interest at a rate of 8% per annum. Accrued interest to March 31, 2002 was $5,743.

10. INCOME TAXES

	2002	2001
Combined Canadian Federal and Provincial statutory income tax rate	44.62%	45.62%
Expected income tax provision (recovery)	$ (175,606)	$ (27,731,826)
Difference between Canadian and Foreign tax rates	12,322	27,675,347
Losses for which no tax benefit has been recognized	163,284	56,479
Income tax provision (recovery)	$ NIL	$ NIL

Future income tax assets		
Canadian tax loss carry forwards	$ 5,495,879	$ 5,172,478
Mining properties and related expenditures	1,257,510	1,257,510
Capital assets	1,000	1,000
Financing costs	120,059	238,019
	6,874,448	6,669,007
Valuation allowance	(6,874,448)	(6,669,007)
Net future income tax assets	$ NIL	$ NIL
Future income tax liabilities	$ NIL	$ NIL

As of March 31, 2002, the Company's Canadian tax loss carry forwards begin to expire in 2005.

11. SEGMENTED INFORMATION

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out in Canada and until March 29, 2001 in Mexico as follows:

	Canada	Mexico	Other and Elimination	Consolidated
March 31, 2002				
Segment operating loss	$ (365,946)	$ -	$ (27,614)	$ (393,560)
Identifiable assets	$ 1,923,793	$ -	$ 3,103	$ 1,926,896
March 31, 2001				
Segment operating profit loss	$ (142,001)	$(60,641,061)	$ (5,685)	$(60,788,747)
Identifiable assets	$ 880,661	$ -	$ 16,877	$ 897,538

INTERNATIONAL CURATOR RESOURCES LTD.
CORPORATE DIRECTORY
MARCH 31, 2002

OFFICERS
Michael D. McInnis,
Chairman
Lukas H. Lundin,
President
Richard J. Bailes,
Vice President
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Michael McInnis *
Adolf H. Lundin
Lukas H. Lundin
William A. Rand *
John H. Craig *

* Audit Committee

AUDITORS
Staley Okada Chandler & Scott
Burnaby, British Columbia, Canada

BANKERS
Bank of Montreal
Vancouver, British Columbia, Canada

SUBSIDIARIES
Curator Resources (Barbados) Ltd.
Whitehouse, Barbados

COMPANY HEAD OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

REGISTERED AND RECORDS OFFICE
Suite 1100 - 888 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 3K4

SOLICITOR
McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: 150,000,000 common shares
Issued and Outstanding: 84,472,227 shares

REGISTRAR AND TRANSFER AGENT
CIBC Mellon Trust Company
Vancouver, British Columbia
Toronto, Ontario

SHARE LISTING
Toronto Stock Exchange
International Curator Resources Ltd. (IC)

INTERNATIONAL CURATOR RESOURCES LTD.

ANNUAL REPORT

MARCH 31, 2001

96

INTERNATIONAL CURATOR RESOURCES LTD.
ANNUAL REPORT
MARCH 31, 2001

To our shareholders:

The year 2000 was the start of exciting new ventures for the Company. Curator enjoyed immediate exploration success at its new Assean Lake Gold Project in northern Manitoba. The project is located in what is known as the Superior Geological Province, an area that hosts many of the great gold camps in Canada, such as Red Lake, Hemlo and Timmins.

Assean Lake Project

The Company is planning comprehensive geochemical and geophysical surveys and a 4,500 metre drill program to follow up on the newly discovered high grade gold mineralization at Assean Lake. The new discovery is within a well developed shear zone. The upcoming program will help define this zone as well as explore an eight-kilometre prospective area on strike with the discovery. The ground survey will start in mid-June and drilling in late-July, 2001.

Curator's Assean Lake property encompasses an area about 14 x 4 kilometres and is located on a road, 100 kilometres northeast from Thompson, Manitoba. The discovery hole (HT-01-14) intersected 4.6 metres grading 8.98 g/t gold, including 1.9 metres grading 18.42 g/t gold, at a depth of 38 metres. The zone, which occurs on the Hunt claims, has been intersected over a strike length of 500 metres by 6 reconnaissance diamond drill holes spaced 100 metres apart. The zone is open in both directions on strike and has not been tested at depth.

The gold mineralization occurs in a highly altered and silicified shear zone in Archean-age metavolcanic and metasedimentary rocks in the northern Superior Geological Province. Gold mineralization is associated with silicified intervals and is accompanied by sulphides, including pyrite, pyrrhotite, galena, arsenopyrite and chalcopyrite. The mineralized zone is associated with banded iron formation and occurs within a very strong regional deformation zone.

In bedrock gold mining, Archean terrains throughout the world have accounted for gold production second only to the Early Proterozoic paleoplacers (Witwatersrand). The Superior Province of the Canadian Shield has been the most productive of the Archean terrains with a total yield of more than 170 million ounces from 10 major camps. There are 33 mines that have production of more than 1 million ounces at an average grade of just over 10 g/t. Examples include: Porcupine's Hollinger mine; Hemlo's Golden Giant mine and Kirkland Lake's Lake Shore mine.

The Company looks forward to continued exploration success on this exciting new project.

Boleo Copper/Cobalt Project

Pursuant to a Settlement Agreement, the transfer of the Boleo Project to Terratech Environmental Corporation and Minera Terra Gaia S.A. de C.V. was completed in late March, 2001. The Company had elected to relinquish Boleo after much careful consideration of all options and the decision was made based on a number of important factors related to market conditions as well as technical aspects of the Project.

Corporate Activities

During fiscal 2000, the Company raised gross proceeds of Cdn$400,000 through a private placement of flow-through common shares.

On Behalf of the Board,

"Michael D. McInnis"
Michael D. McInnis
Chairman

July 27, 2001

International Curator Resources Ltd
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
MARCH 31, 2001

The following discussion and analysis of the financial condition and results of operations for International Curator Resources Ltd ("the Company") should be read in conjunction with the consolidated financial statements and related notes therein.

Results of Operations

The Company's net loss for the year ended March 31, 2001 was $61 million compared to a net loss of $2.5 million for the year ended March 31, 2000. This increase is primarily due to the write-down of the Boleo property in the amount of $61 million. Administrative expenses decreased by $610,000 in 2001 from $933,000 for the year ended March 31, 2000. In particular, interest and bank charges decreased from $408,000 in the 2000 year to nil in the 2001 year resulting from the conversion of approximately $12 million of debt into approximately 33 million common shares of the Company on the basis of $0.35 per share. Included in the 2000 year net loss was $515,000 relating to the exploration program on the Crowsnest gold property in British Columbia and $1.1 million due to the relinquishment of the Seneca property. Offsetting the net loss for the year ended March 31, 2001 was $95,000 of mining exploration tax credit received from the British Columbia government.

The annual operating losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no main source of income, losses are expected to continue.

Liquidity and Capital Resources

During the year ended March 31, 2001 the Company completed a private placement of 3,200,000 flow-through common shares at a price of $0.125 per share for gross proceeds of $400,000. In addition, the Company completed a further private placement of 666,666 units at a price of $0.15 per unit for gross proceeds of $100,000. Each unit portion of the placement consists of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holders to purchase one additional common share of the Company over a two year period at a price of $0.20 per share in the first year and $0.25 per share in the second year. The proceeds from the financing were used to fund the exploration program on the Tex and Hunt properties and for working capital purposes.

Subsequent to March 31, 2001, the Company has agreed to sell on a private placement basis an aggregate of 2,500,000 units of the capital stock of the Company and 2,500,000 flow-through shares for gross proceeds of $800,000. This transaction is subject to all requisite regulatory approvals.

Mineral Properties

Tex and Hunt Properties

Expenditures incurred during the year ended March 31, 2001 on the Tex and Hunt properties totalled $298,000. These expenditures related to a drilling program consisting of 2,500 meters in 15 drill holes on the properties.

Risks

The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

Outlook

Since the Company does not expect to generate any revenue in the near future, any funding requirement is expected to be raised through the sale of equity, debt securities or investment to meet on-going needs.

Quarterly Information

Financial Data for 8 Quarters	12 Months Ended Mar-01	9 Months Ended Dec-00	6 Months Ended Sep-00	3 Months Ended Jun-00	12 Months Ended Mar-00	9 Months Ended Dec-99	6 Months Ended Sep-99	3 Months Ended Jun-99
A. Total Revenues (000's)	170	66	21	1	16	8	5	-
B. Profit (loss) before extraordinary items (000's)	(60,789)	(60,759)	(132)	(65)	(2,496)	(2,389)	(685)	(442)
Profit (loss) per equity share	(0.83)	(0.85)	(0.01)	(0.001)	(0.05)	(0.05)	(0.02)	(0.012)
C. Net earnings (loss) (000's)	(60,789)	(60,759)	(132)	(65)	(2,496)	(2,389)	(685)	(442)

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of International Curator Resources Ltd. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of International Curator Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls that are appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by the shareholders' auditors, Staley, Okada, Chandler & Scott, Chartered Accountants, and their report follows.

"MICHAEL D. MCINNIS"

Michael D. McInnis
Chairman

"LUKAS H. LUNDIN"

Lukas H. Lundin
President

Vancouver, British Columbia
July 11, 2001

AUDITORS' REPORT

To the Shareholders of International Curator Resources Ltd.:

We have audited the consolidated balance sheets of International Curator Resources Ltd. as at March 31, 2001 and 2000 and the consolidated statements of loss and deficit, mineral property costs and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations, exploration activities and the changes in its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"STALEY, OKADA, CHANDLER & SCOTT"

Burnaby, B.C.
July 11, 2001

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	March 31, 2001	March 31, 2000
ASSETS		
Current assets		
Cash	$ 175,864	$ 258,994
Restricted cash (Note 4)	188,576	-
Accounts receivable	40,376	17,546
Prepaid expenses and other deposits	8,624	79,191
	413,440	355,731
Investments (Note 5)	185,093	219,893
Capital assets, net (Note 6)	1,000	79,457
Mineral properties and related expenditures (Note 7)	298,005	60,448,423
	$ 897,538	$ 61,103,504
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	233,883	184,689
Due to related parties	119,776	86,189
	353,659	270,878
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	78,565,714	78,065,714
Deficit	(78,021,835)	(17,233,088)
	543,879	60,832,626
Continued operations (Note 1)		
Subsequent events (Note 12)		
	$ 897,538	$ 61,103,504

ON BEHALF OF THE BOARD:

"MICHAEL D. MCINNIS"
Director

"LUKAS H. LUNDIN"
Director

See notes to consolidated financial statements

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year ended March 31, 2001	Year ended March 31, 2000
Expenses		
Amortization	$ 9,369	$ 22,887
Foreign exchange (gain) loss	(4,942)	68,158
Geological consulting	22,953	11,143
General exploration and project investigation	10,709	-
Interest and bank charges	-	407,754
Management fees	94,512	130,265
Office and general	40,145	39,187
Professional fees	99,895	150,799
Promotion and public relations	2,664	3,058
Stock exchange and filing fees	20,380	39,283
Telephone and facsimile	7,774	16,502
Transfer agent and shareholder information	19,947	22,818
Travel	-	16,718
Wages, fees and severance	-	4,591
Loss before the undernoted items	323,406	933,163
Loss on sale of subsidiaries (Note 2(a))	18,196	-
Write-off of mineral property interests	60,599,792	1,578,966
Mining exploration tax credit	(95,962)	-
Interest income	(26,764)	(11,008)
Gain on sale of investments	(46,874)	-
Loss (gain) on assets disposal	16,953	(4,682)
Net loss for the year	60,788,747	2,496,439
Deficit, beginning of year	17,233,088	14,736,649
Deficit, end of year	$ 78,021,835	$ 17,233,088
Net loss per common share	$ 0.83	$ 0.05
Weighted average number of shares outstanding	72,930,561	52,295,251

See notes to consolidated financial statements

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31, 2001	Year ended March 31, 2000
Cash flows from operating activities		
Net loss for the year	$ (60,788,747)	$ (2,496,439)
Add non-cash items		
Amortization	9,369	22,887
Gain on sale of investments	(46,874)	-
Loss (gain) on capital assets disposal	16,953	(4,682)
Write-off of mineral property interests	60,599,792	1,578,966
	(209,507)	(899,268)
Changes in non-cash working capital items		
Accounts receivable and other current assets	30,095	3,569,658
Accounts payable and accrued liabilities	100,573	(275,828)
Due to related parties	30,587	86,189
	(48,252)	2,480,751
Cash flows from financing activities		
Loans repayment	-	(2,550,000)
Common shares issued, net of issuance costs	500,000	1,029,000
	500,000	(1,521,000)
Cash flows from investing activities		
Mineral properties and related expenditures	(449,374)	(851,243)
Proceeds on sale of subsidiaries	100	-
Accounts receivable and other current assets disposed on sale of subsidiaries	17,542	-
Capital assets disposed on sale of subsidiaries	49,133	-
Accounts payable and accrued liabilities disposed on sale of subsidiaries	(48,379)	-
Proceeds from sale of investments	81,674	-
Proceeds from capital asset disposal	3,002	8,014
	(346,302)	(843,229)
Increase in cash	105,446	116,522
Cash, beginning of year	258,994	142,472
Cash, end of year	$ 364,440	$ 258,994
Supplementary information regarding non-cash transactions:		
Financing and investing activities:		
Common shares issued on settlement of debt	$ -	$ 11,562,188
Repayment of amounts owed to creditors	-	(744,149)
Loans repayment	-	(10,818,039)
	$ NIL	$ NIL
Investment from conversion of note receivable to shares	$ -	$ 120,751
Note receivable repayment	-	(120,751)
	$ NIL	$ NIL
Other supplementary information:		
Interest received	$ 26,764	$ 11,008
Interest paid	$ NIL	$ 406,066

See notes to consolidated financial statements

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES AND RELATED EXPENDITURES

		Year ended March 31, 2001		Year ended March 31, 2000
Tex and Hunt Properties				
Drilling	$	236,378	$	-
Field supplies		2,900		-
Transportation		3,978		-
Geological and geophysical		34,924		-
Line cutting		12,578		-
Consulting		3,245		-
Staking		356		
Office miscellaneous		3,646		-
		298,005		-
Balance - Beginning of year		-		-
Balance - End of year		298,005		-
Boleo Property				
Camp and general		55,842		105,848
Geological and geophysical		74,208		237,861
Metallurgical		-		45,842
Transportation		19,336		38,892
		149,386		428,443
Expenditures recoveries		-		(121,697)
		149,386		306,746
Write-off of mineral property interest		(60,581,034)		-
		(60,431,648)		306,746
Balance - Beginning of year		60,431,648		60,124,902
Balance - End of year		0		60,431,648
Other properties				
Camp and general		-		73,218
Drilling		-		78,973
Geological and geophysical		635		243,839
Office miscellaneous		-		19,248
Option payment		-		34,600
Permits, licenses and fees		1,348		11,751
Staking		-		21,921
Transportation		-		27,990
Road construction		-		32,957
		1,983		544,497
Write-off of mineral property interests		(18,758)		(1,578,966)
		(16,775)		(1,034,469)
Balance - Beginning of year		16,775		1,051,244
Balance - End of year		0		16,775
Total mineral properties	$	298,005	$	60,448,423

See notes to consolidated financial statements

INTERNATIONAL CURATOR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

1. DESCRIPTION OF BUSINESS AND CONTINUANCE OF OPERATIONS

International Curator Resources Ltd. (the "Company") was incorporated in British Columbia on February 3, 1983 to engage in mineral exploration, development and processing.

The Company's ability to operate in the normal course of business is dependent on its ability to generate profitable operations in the future and obtain additional financing or sale of assets. Should the Company be unable to continue as a going concern, adjustments would be required to the carrying values and classification of assets and liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

The significant accounting policies used in these consolidated financial statements are as follows:

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

- Curator American, Inc., a U.S. based company; and
- Curator Resources (Barbados) Ltd. ("CurBarb"), a Barbados based company

These consolidated financial statements also include the accounts of Mintec International Corporation ("Mintec"), a Barbados based company, which is 100% owned by CurBarb, and Minera Curator, S.A. de C.V. ("Mincur"), a Mexican based company, which is a wholly owned subsidiary of Mintec until the disposition on March 29, 2001.

Pursuant to the terms of a Settlement Agreement which closed on March 29, 2001, the Company transferred all of the issued and outstanding shares of Mintec and its wholly-owned subsidiary, Mincur, the owner of the Boleo property, to Terratech Environmental Corporation and Minera Terra Gaia S.A. de C.V.

A loss on disposition of the subsidiaries resulted as follows:

Proceeds on disposition	$ 100
Current assets disposed	17,542
Capital assets disposed	49,133
Current liabilities disposed	(48,379)
	18,296
Loss on disposition	$ 18,196

(b) Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

- Monetary assets and liabilities at the rate of exchange in effect at balance sheet dates,
- Non-monetary assets and liabilities at historical rates, and
- Revenue and expense and exploration and development items at the average rates of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

(c) Cash and Cash equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

(d) Investments

The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when the decline in value is other than temporary.

(e) Mineral Properties and Related Expenditures

The Company carries its mining properties at cost. The Company also defers exploration and development costs which are related to specific projects until the commercial feasibility of the projects is determinable. The costs of each property and related expenditures will be amortized over the economic life of the property on a units of production basis. Costs are charged to operations when a property is abandoned or when impairment in value that is other than temporary has been determined. Proceeds from the disposition of mineral deposits on the property are netted against deferred costs of the related properties.

The recovery of the amounts capitalized as mineral properties and related expenditures is dependent upon the existence of economically recoverable ore reserves, confirmation of the Company's interests in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

(f) Capital Assets

Capital assets, comprising office furniture and equipment, are recorded at cost less accumulated amortization. Amortization is provided at 20% per annum on the declining balance basis.

(g) Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to comply with legal requirements as a minimum and go beyond these requirements where necessary to conduct its business responsibility and in accordance with the principles of environmentally sustainable development.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(h) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the classification used in the current year.

(i) Income Taxes

On January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for income taxes. The new standard requires the use of the asset and liability method for accounting for income taxes. The Company adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the net future tax assets are fully offset by a valuation allowance. Accordingly, the adoption of the new standard does not result in changes to the prior period financial statements.

(j) Loss per Common Share

Basic loss per share computations are based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as shares issuable on stock options and warrants have an anti-dilutive effect on the calculation of loss per share.

(k) Stock Options

The Company has a stock option plan which is described in Note 8(a). No compensation expense is recognized when stock options are issued. Any consideration received on exercise of stock options is credited to share capital.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, restricted cash, accounts receivable, investments, accounts payable and due to related parties approximates their fair value due to their short term maturity or capacity of prompt liquidation.

4. RESTRICTED CASH

Amounts represent cash the Company has placed with an Agent for drilling working performed by Major Drilling on the Tex and Hunt properties. Included in accounts payable at March 31, 2001 was $141,478 due to Major Drilling.

5. INVESTMENTS

	March 31, 2001	March 31, 2000
Champion Resources Inc., a company with directors in common, 227,420 (2000 - 266,920) common shares with a market value at March 31, 2001 of approximately $43,000 (2000 - $195,000)	$ 83,342	$ 99,142
Santa Catalina Mining Corp., a company with directors in common, 508,755 (2000 - 603,755) common shares with a market value at March 31, 2001 of approximately $81,000 (Note 9(b))	101,751	120,751
	$ 185,093	$ 219,893

These investments represent less than a 5% share in the respective companies.

6. CAPITAL ASSETS

	March 31, 2001 Net	March 31, 2000 Net
Office furniture and equipment	$ 1,000	$ 68,293
Vehicles	-	11,164
	$ 1,000	$ 79,457

7. MINERAL PROPERTIES AND RELATED EXPENDITURES

(a) Tex and Hunt Properties, Manitoba

In December 2000, the Company entered into an option arrangement with Rare Earth Metals Corp. ("Rare Earth") pursuant to which the Company can acquire a 70% interest in Rare Earth's interest in the Tex property and a 60% interest in Rare Earth's interest in the Hunt property. The two properties are located on Assean Lake, about 100 kilometers northeast of Thompson, Manitoba.

To earn its interest, the Company is required to expend $1.25 million on the properties over a four year period of which $300,000 is required to be spent during the first year. In addition, the Company could be required to issue up to 300,000 common shares in its capital stock over a four-year period should Rare Earth default in its obligations to issue shares in its capital stock to the underlying optionor.

The Hunt property is subject to a 3% net smelter return royalty. The Company and Rare Earth have a one time right to buy back 50% for a purchase price of $1.5 million of which the Company would be responsible for $900,000.

Rare Earth's rights to the Tex property are held under an option agreement with Hudson's Bay Exploration and Development ('HBED"). If the option is exercised, HBED then has the right to elect to either i) retain a 1% net smelter royalty ii) retain a 30% participating interest or iii) retain a 30% participating interest and earn an additional 30% participating interest by incurring $3,000,000 in exploration expenditures over 5 years.

(b) Boleo Property – Baja, Mexico

During the year, as a result of the findings of the feasibility study, disputes with the royalty holder of the property, inability to locate a partner for the project and the substantial ongoing costs to maintain the project, management determined to write off its investment in the property. Accordingly, the Company wrote off $60,581,034 on the Boleo Property to operations.

(c) GJ Property, B.C.

The Company owns a 100% interest in the GJ Property, a porphyry copper-gold prospect located in northern British Columbia. As the Company will not be pursuing further work on the GJ Property, all expenditures totalling $18,758 on the GJ Property have been written off to operations.

8. SHARE CAPITAL

Authorized:
100,000,000 Class A preference shares, issuable in series with a par value of $10 each (none issued)
100,000,000 Class B preference shares, issuable in series with a par value of $50 each (none issued)
150,000,000 common shares without par value

	Number of Shares		Amount	
	2001	2000	2001	2000
Common shares issued:				
Balance – Beginning of year	72,230,561	36,075,743	$ 78,065,714	$ 65,474,526
Private placements	3,866,666	3,120,000	500,000	1,029,000 *
Settlement of debt	-	33,034,818	-	11,562,188
Balance – End of year	76,097,227	72,230,561	$ 78,565,714	$ 78,065,714

* Net of issuance costs of $63,000.

(a) As at March 31, 2001, the following share purchase options were outstanding:

	2001		2000	
Options	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,645,000	$0.35	1,150,000	$3.89
Granted	-	-	2,265,000	$0.35
Cancelled/Expired	(20,000)	$0.35	(770,000)	$5.64
Outstanding at end of year	2,625,000	$0.35	2,645,000	$0.35

Option prices, when granted, reflect current trading values of the Company's shares. The options vest immediately and expire five years from date of grant. The options outstanding expire between December 17, 2003 and July 8, 2004.

(b) As at March 31, 2001, 333,333 share purchase warrants were outstanding entitling the warrant holders to purchase one common share of the Company at a price of $0.20 per share up to March 21, 2002 and $0.25 per share up to March 21, 2003 for each warrant held. These warrants expire on March 21, 2003.

9. RELATED PARTY TRANSACTIONS

(a) In addition to items noted elsewhere in these consolidated financial statements, the Company:

(i) incurred fees of $18,131 (2000 - $7,109) to directors in their capacities as officers of the Company. At March 31, 2001, $45,415 (2000 - $39,341) was due to these directors and included in amounts due to related parties;

(ii) incurred management fees of $90,000 (2000 - $90,000) to a company controlled by a director. At March 31, 2001, $44,042 (2000 - $9,764) was due to this company and included in amounts due to related parties;

(iii) incurred legal fees of $19,550 (2000 - $19,925) to a law firm of which a partner is a director of the Company. At March 31, 2001, $14,126 (2000 - $19,482) was due to this law firm and included in amounts due to related parties.

(b) During the year ended March 31, 2000, the Company received 603,755 common shares of Santa Catalina Mining Corp., a company with certain directors in common, in respect of the settlement of $120,751of outstanding debt (Note 5).

10. INCOME TAXES

As of March 31, 2001, the Company has Canadian tax loss carry forward of approximately $5,077,000 (2000 - $4,830,000) which expire from 2005 to 2008.

In addition, the Company has future tax deductions exceeding accounting deductions of approximately $4,825,000. Management believes that the realization of income benefits related to these future potential tax deductions and tax losses is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

11. SEGMENTED INFORMATION

The Company's only business activity is the exploration for and development of mineral reserves. This activity is carried out in Canada and until March 29, 2001 in Mexico as follows:

	Canada	Mexico	Other and Eliminations	Consolidated
March 31, 2001				
Segment operating profit (loss)	$ (142,001)	$ (60,641,061)	$ (5,685)	$(60,788,747)
Identifiable assets	$ 880,661	$ -	$ 16,877	$ 897,538
March 31, 2000				
Segment operating profit (loss)	$ (4,956,464)	$ (83,783)	$ 2,553,256	$ (2,486,991)
Identifiable assets	$ 490,232	$ 63,081,875	$ (2,468,603)	$ 61,103,504

12. SUBSEQUENT EVENT

The Company has agreed to sell on a private placement basis an aggregate of 2,500,000 units of the capital stock of the Company and 2,500,000 flow-through shares for gross proceeds of $800,000.

The units are priced at $0.16 per unit and each unit will consist of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.20 for a period of two years from the closing date. The flow-through shares are priced at $0.16 per flow-through share.

The Agent will be paid a cash fee equal to 5.0% of the total gross proceeds raised in the offering from the sale of flow-through shares and units arranged by the Agent to parties who are at arm's-length to the Company. The Agent will also receive broker warrants entitling it to purchase that number of shares or units which is equal to 10% of the number of flow-through shares or units placed by the Agent to parties who are at arm's-length to the Company. The broker warrants will expire 24 months from the closing date. The exercise price for such broker warrants will be $0.16.

The private placement is subject to all requisite regulatory approvals.

INTERNATIONAL CURATOR RESOURCES LTD.
CORPORATE DIRECTORY
MARCH 31, 2001

OFFICERS
Michael D. McInnis,
Chairman
Lukas H. Lundin,
President
Richard J. Bailes,
Vice President
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Michael McInnis *
Adolf H. Lundin
Lukas H. Lundin
William A. Rand *
John H. Craig *

* Audit Committee

AUDITORS
Staley Okada Chandler & Scott
Burnaby, British Columbia, Canada

BANKERS
Bank of Montreal
Vancouver, British Columbia, Canada

Ferrier Lullin & Cie S.A.
Geneva, Switzerland

SUBSIDIARIES
Curator Resources (Barbados) Ltd.
Whitehouse, Barbados

COMPANY HEAD OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

REGISTERED AND RECORDS OFFICE
Suite 1100 - 888 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 3K4

SOLICITOR
McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: 150,000,000 common shares
Issued and Outstanding: 76,097,227 shares

REGISTRAR AND TRANSFER AGENT
CIBC Mellon Trust Company
Vancouver, British Columbia
Toronto, Ontario

SHARE LISTING
Toronto Stock Exchange
International Curator Resources Ltd. (IC)

THIRD QUARTER REPORT
DECEMBER 31, 2002

INTERNATIONAL CURATOR RESOURCES LTD.

INTERNATIONAL CURATOR RESOURCES LTD.
THIRD QUARTER REPORT
December 31, 2002

To our shareholders:

The Board of Directors is pleased to present this report to shareholders on the activities of the Company during the fiscal third quarter period.

Takeover Bid for Royal County Minerals

The Company recently signed an agreement with Royal County Minerals Corp. to make a takeover bid for all of the issued and outstanding shares of Royal County, a Canadian publicly traded company listed on the TSX Venture Exchange. Concurrent with the completion of the proposed takeover, Mr. Ron Netolitzky, one of Canada's leading exploration geologists, will join the Board of Directors of Curator. Mr. Netolitzky brings years of successful exploration experience and technical expertise to the Company. Mr. Netolitzky led the team that was responsible for the discovery of Eskay Creek, one of Canada's highest grade and most and profitable gold mines, as well as the development of the Snip gold mine.

Royal County has a number of exciting and interesting gold/copper/silver exploration properties in B.C., complementary to Curator's B.C. properties, making for an ideal match. With a focus on Canada, Curator's objective is to continue to add top gold projects to its portfolio and build one of Canada's leading gold exploration companies.

Pursuant to the terms of the Agreement, Curator will make a share exchange takeover bid, on or before March 15, 2003, to the shareholders of Royal County, for all of the issued and outstanding shares of Royal County at an exchange ratio of 4 Curator common shares for each Royal County share. Royal County has 5,617,489 common shares issued and outstanding and on a fully-diluted basis Royal County would have 10,209,989 common shares issued and outstanding. One of the provisions of the letter agreement between the parties is that upon the successful completion of the proposed takeover bid, the shares of the Company will be consolidated based on a ratio of 1 new share for 5 old shares. The making of the takeover bid is subject to a number of conditions, including due diligence and the obtaining of all requisite regulatory approvals.

Assean Lake Gold Project, Manitoba

Curator is currently drilling its Assean Lake gold project in Manitoba. Up to 4,500 metres of diamond drilling is scheduled for this program to test new targets defined by an extensive geophysical and geochemical survey carried out during the summer of 2002. The survey has defined targets on strike with the Hunt, B-52 and BIF gold zones. In addition, a number of new targets have been defined on the north shore of Assean Lake near the Lindal gold vein. In January, the Company completed a pulse EM survey to further refine these targets in advance of the drilling program.

The prime exploration target at Assean Lake is shear-hosted gold associated with gold-enriched sulphide iron formation, which are the typical mineralization styles for gold deposits on the Canadian Shield. Since the inception of the project in February 2001, the Company has discovered three new "blind" gold zones, the Hunt, BIF and B-52 zones, bringing the total number of gold zones on the property to seven. This gold mineralization has been discovered locally over a 12 kilometre strike length along the Assean Lake Shear Zone, a 200 kilometre long deformation zone similar to shear zones associated with important gold mining camps elsewhere on the Canadian Shield.

Secondary exploration targets at Assean Lake are nickel deposits of the Thompson-type that are also associated with sulphidic iron formations.

The Assean Lake project is a joint venture between International Curator Resources Ltd. (60%) and Rare Earth Metals Corp. (40%). Curator is the operator.

GJ Copper/Gold Project, B.C.

The GJ gold/copper project is a large property consisting of 77 units (1,862 hectares), covering two significant porphyry copper-gold systems. It is adjacent to Royal County's 13,000 hectare Kiniskan property, which covers the highly prospective areas to the east and north of GJ.

Previous work by a number of companies including Falconbridge, Conwest and Amoco included several phases of mapping, geochemistry, geophysics and diamond drilling between 1970 and 1990, the latter amounting to 52 holes totaling 10,083 metres.

Copper-gold mineralization is associated with a poorly exposed elongated intrusion of monzodiorite, which intrudes andesite and volcaniclastic sediments. The mineralized zones are 250 to 750 metres in length and 50 to 100 metres in width. Drill intercepts grade up to 68.0 metres grading 1.9 g/t gold and 0.70% copper.

The Company carried out ground geophysical surveys (IP and magnetics) over the summer. The geophysics, in combination with historic geochemical data, will be used to locate diamond drill holes to extend the known mineralization and to discover new mineralized zones.

Curator holds a 100% interest in the project.

The Company is entering an exciting new phase with the proposed takeover of Royal County. Curator looks forward to working with Ron Netolitzky to continue to add to the Company's already solid portfolio and build Curator into one of Canada's leading gold exploration companies.

On Behalf of the Board,

(signed) Richard J. Bailes
President

February 17, 2003

INTERNATIONAL CURATOR RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
(Amounts in Canadian Dollars unless otherwise indicated)
DECEMBER 31, 2002

The following discussion and analysis of the financial condition and results of operations for International Curator Resources Ltd. ("the Company") should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended December 31, 2002 and related notes thereto.

General

The Company is principally engaged in the exploration for, and the acquisition and development of precious and base metal properties. The Company has an option with Rare Earth Metals Corp. ("Rare Earth") to acquire a 70% interest in Rare Earth's interest in the Tex property and a 60% interest in Rare Earth's interest in the Hunt property. The two properties are located at Assean Lake, about 100 kilometers northeast of Thompson, Manitoba. In February 2002, the Company had earned its interest in the Rare Earth's interest in the Tex and Hunt properties and is now operating under joint venture arrangement. In addition, the Company has an option with Hornby Bay to acquire a 100% interest in the Ace property located in Manitoba. The Ace property will be contributed to the Hunt property joint venture.

Subsequent to December 31, 2002, the Company signed an agreement with Royal County Minerals Corp. ("Royal County") to make a takeover bid for all of the issued and outstanding shares of Royal County, at an exchange ratio of 4 of the Company common shares for each Royal County share, on or before March 15, 2003. Royal County has 5,617,489 common shares issued and outstanding, and on a fully-diluted basis Royal County would have 10,209,989 common shares issued and outstanding. The take over bid is subject to a number of conditions, including due diligence and the obtaining of all requisite regulatory approvals.

Results of Operations

The Company's net loss for the third quarter and nine months ended December 31, 2002 were $143,000 and $319,000 respectively, as compared to a net income of $11,000 and a net loss of $147,000 for the third quarter and nine months of fiscal year 2001. This increase in loss is primarily due to an increase in general and administrative expenses and a decrease in project management fees in respect of overhead and administrative expenses chargeable to the Hunt and Tex properties.

General and administrative expenses for the third quarter and nine months of fiscal year 2002 were $146,000 and $334,000, respectively. This represented an increase of $59,000 and $92,000 as compared to $87,000 and $242,000 for the same comparable periods of fiscal 2001. In particular, stock exchange and filing fees increased by $44,000 for the third quarter and $30,000 for the nine months of fiscal 2002 due primarily to fees incurred in connection with the completion of a private placement as noted below. Management fees also increased by $15,000 for the third quarter and $53,000 for the nine months of fiscal 2002 as a result of an increase in the level of activities. In addition, interest expenses increased by $5,000 and $24,000, respectively, for the third quarter and nine months of fiscal 2002. This is mainly due to an increase in the average balances of loan advances. Interest expenses comprised of accrued interest in respect of loan advances provided by a former director of the Company. Included in general and administrative expenses for the three months ended December 31, 2002 was $3,000 of stock based compensation expenses in relation to options granted to two consultants.

Project management fees chargeable to the Hunt and Tex properties for the third quarter and nine months of fiscal year 2002 were $2,000 and $13,000, respectively. This represented a decrease of $95,000 and $84,000 as compared to $97,000 and $97,000 for the same comparable periods of fiscal 2001. Project management fees are based on a percentage of the Hunt and Tex properties' expenditures incurred and the Company's share of these expenditures were lower for fiscal 2002.

The operating losses are a reflection of the Company's status as non-revenue producing mineral company. As the Company has no main source of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2002, the Company had working capital of $358,000. During the quarter ended December 31, 2002, the Company completed a private placement of 9,999,000 non flow-through units and 3,812,500 flow-through common shares for gross proceeds of $1,017,080. Of the 9,999,000 non flow-through units, 8,784,000 units are priced at $0.07 per unit and 1,215,000 units are priced at $0.08 per unit. Each unit will consist of one common share and one-half common share purchase warrant. Each whole purchase warrant will entitle the holder to purchase one additional common share at a price of $0.10 for a period of two years from the closing date. The flow-through share is priced at $0.08 per share.

The Company has limited capital resources and has to rely upon the sale of equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon the sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any period or, if available, that they can be obtained on terms satisfactory to the Company.

Mineral Properties

During the nine months ended December 31, 2002, the Company incurred expenditures totalling $264,000 on the Tex, Hunt and Ace properties. These expenditures comprised mainly of line cutting, geochemistry, ground magnetic and IP surveys and approximately 1,120 meters of diamond drilling. Offsetting these expenditures were $77,000 of grants received from the Manitoba government under their Mineral Exploration Assistance Program. In addition, the Company incurred $47,000 on the GJ property.

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(in Canadian Dollars)

	December 31, 2002 (Unaudited)	March 31, 2002
ASSETS		
Current assets		
Cash	$ 351,945	$ 286,161
Accounts receivable	13,660	144,002
Due from joint venturer	4,246	203,257
Prepaid expenses and other deposits	6,300	5,000
	376,151	638,420
Investments	35,899	35,899
Capital assets, net	-	700
Mineral properties and related expenditures	1,486,390	1,251,877
	$ 1,898,440	$ 1,926,896
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,479	$ 402,310
Due to related parties	8,737	19,199
Note payable to related party	-	305,743
	18,216	727,252
SHAREHOLDERS' EQUITY		
Share capital		
Authorized -		
150,000,000 common shares without par value		
Issued and outstanding -		
98,283,727 shares (March 31, 2002 - 84,472,227)	80,611,112	79,615,039
Contributed surplus - stock options	3,487	-
Deficit	(78,734,375)	(78,415,395)
	1,880,224	1,199,644
Subsequent event (Note 5)		
	$ 1,898,440	$ 1,926,896

Approved by the Board

"Richard J. Bailes"
Director

"Lukas H. Lundin"
Director

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	Three months ended December 31, 2002	Three months ended December 31, 2001	Nine months ended December 31, 2002	Nine months ended December 31, 2001
Expenses				
Amortization	$ 700	$ -	$ 700	$ -
Consulting	15,532	10,469	44,854	43,849
Foreign exchange loss (gain)	209	317	(48)	227
General exploration and project investigation	4,000	-	10,522	806
Interest and financing expenses	5,348	-	24,326	-
Management fees	45,000	30,000	135,000	82,500
Office and general	861	493	1,885	(248)
Professional fees	8,398	17,354	13,130	30,847
Promotion and public relations	8,108	18,913	14,179	35,279
Stock based compensation expense	3,487	-	3,487	-
Stock exchange and filing fees	49,750	5,428	55,370	25,241
Telephone and facsimile	119	1,588	713	2,092
Transfer agent and shareholder information	4,594	2,726	29,168	20,915
Travel	-	-	634	-
Loss before the undernoted items	146,106	87,288	333,920	241,508
Interest income	(863)	(611)	(1,610)	(3,590)
Project overhead fees	(1,888)	(97,377)	(13,330)	(97,377)
Loss on sale of subsidiaries	-	-	-	6,951
Net loss (income) for the period	143,355	(10,700)	318,980	147,492
Deficit, beginning of the period	78,591,020	78,180,027	78,415,395	78,021,835
Deficit, end of the period	$ 78,734,375	$ 78,169,327	$ 78,734,375	$ 78,169,327
Basic and diluted loss per common share	$ 0.00	$ (0.00)	$ 0.00	$ 0.00
Weighted average number of shares outstanding	89,076,060	78,167,505	86,006,838	78,167,505

INTERNATIONAL CURATOR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended December 31, 2002	Three months ended December 31, 2001	Nine months ended December 31, 2002	Nine months ended December 31, 2001
Cash flows (for) operating activities				
Net (loss) income for the period	$ (143,355)	$ 10,700	$ (318,980)	$ (147,492)
Items not affecting cash				
Amortization	700	-	700	-
Project overhead fees	(1,888)	(97,377)	(13,330)	(97,377)
Stock based compensation expense	3,487	-	3,487	-
	(141,056)	(86,677)	(328,123)	(244,869)
Net changes in non-cash working capital items				
Accounts receivable and other current assets	9,874	34,524	129,042	25,279
Accounts payable and accrued liabilities	(168,943)	(321,046)	(392,831)	(196,841)
Due from joint venturer	46,073	-	199,011	-
Due to related parties	(91,679)	136,012	(10,462)	39,086
	(345,731)	(237,187)	(403,363)	(377,345)
Cash flows from financing activity				
Common shares issued, net	996,073	372,000	996,073	1,049,325
Note payable to related party	(420,122)	-	(305,743)	-
	575,951	372,000	690,330	1,049,325
Cash flows (for) investing activities				
Mineral properties and related expenditures	31,334	5,133	(221,183)	(575,559)
Increase in cash	261,554	139,946	65,784	96,421
Cash, beginning of the period	90,391	320,915	286,161	364,440
Cash, end of the period	$ 351,945	$ 460,861	$ 351,945	$ 460,861
Supplementary information regarding non-cash transaction:				
Investing activities				
Project overhead fees included in mineral properties and related expenditures	$ 1,888	$ 97,377	$ 13,330	$ 97,377

International Curator Resources Ltd.
Consolidated Statements of Mineral Properties
and Related Expenditures
(Unaudited)

	Nine months ended December 31, 2002	Nine months ended December 31, 2001
Tex, Hunt and Ace Properties		
Assaying and sampling	$ 3,126	$ 19,324
Drilling	71,090	446,765
Field supplies	5,746	6,405
Transportation and travel	14,452	14,740
Geological, geophysical and geochemistry	76,418	124,581
Line cutting	32,217	21,038
Maps and report preparation	13,355	26,878
Consulting	10,791	5,355
Option payments	29,937	40,000
Office miscellaneous	2,495	3,836
Staking	4,451	6,843
	264,078	715,765
Less: mineral exploration grants	(77,482)	(140,206)
	186,596	575,559
Balance - beginning of the period	1,251,877	298,005
Balance - end of the period	1,438,473	873,564
Other Properties - GJ		
Geological and geophysical	47,917	-
	47,917	-
Balance - beginning of the period	-	-
Balance - end of the period	47,917	-
Total mineral properties	$ 1,486,390	$ 873,564

INTERNATIONAL CURATOR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
(Unaudited)

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of International Curator Resources Ltd. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using, except as discussed in Note 2, the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended March 31, 2002.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2002 Annual Report.

2. Accounting Change

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair-value based method. The section encourages a fair-value based method for all awards granted to directors and employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

The Company has adopted the intrinsic value method in accounting for stock options granted to directors and employees. Under this method, compensation costs are not recognized in the financial statements for stock options granted to directors and employees when issued at market value. The section does, however, require the disclosure on a pro forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002. Under this method, compensation costs are not recognized in the financial statements for stock options granted to directors and employees when issued at market value. If the fair-value based method had been used, the Company's net loss and net loss per share for the three and nine months ended December 31, 2002 would have been adjusted to the pro-forma amounts indicated below.

	Three months ended December 30, 2002	Nine months ended December 31, 2002
Net loss – as reported	$ 143,355	$ 318,980
Stock-based compensation expense for the period	90,657	90,657
Net loss – pro-forma	$ 234,012	$ 409,637
Basic and diluted loss per share – as reported	$ 0.00	$ 0.00
Basic and diluted loss per share – pro-forma	$ 0.00	$ 0.00

The fair value of options granted have been estimated using an option-pricing model with the following weighted average assumptions:

(a) Average risk-free interest rate: 3.46%
(b) Expected life: 2 years
(c) Expected volatility: 91%
(d) Expected dividends: Nil

The fair value of 100,000 options granted to non-employees was also determined using the same option-pricing model assumptions and $3,487 ($0.00 per share) has been reflected in the financial statements as stock-based compensation with a corresponding credit to contributed surplus under shareholders' equity.

3. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation in the prior year-end financial statements and the current presentation.

4. Share Capital

The authorized and issued share capital is as follows:

Authorized:

? 100,000,000 Class A preference shares, issuable in series with a par value of $10 each (none issued)
? 100,000,000 Class B preference shares, issuable in series with a par value of $50 each (none issued)
? 150,000,000 common shares without par value

	Number of Shares	Amount
Shares Issued:		
Balance, March 31, 2002	84,472,227	$ 79,615,039
Private placement, net	13,811,500	996,073
Balance, December 31, 2002	98,283,727	$ 80,611,112

5. Subsequent Event

Subsequent to December 31, 2002, the Company signed an agreement with Royal County Minerals Corp. ("Royal County") to make a takeover bid for all of the issued and outstanding shares of Royal County, at an exchange ratio of 4 of the Company common shares for each Royal County share, on or before March 15, 2003. Royal County has 5,617,489 common shares issued and outstanding, and on a fully-diluted basis Royal County would have 10,209,989 common shares issued and outstanding. The take over bid is subject to a number of conditions, including due diligence and the obtaining of all requisite regulatory approvals.

INTERNATIONAL CURATOR RESOURCES LTD.
CORPORATE DIRECTORY
DECEMBER 31, 2002

OFFICERS
Lukas H. Lundin,
Chairman
Richard J. Bailes,
President and Chief Executive Officer
Jan Christoffersen,
Vice President
Jean Florendo,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Michael McInnis *
Lukas H. Lundin
William A. Rand *
John H. Craig *
Richard Bailes

* Audit Committee

AUDITORS
Staley Okada & Partners
Surrey, British Columbia, Canada

BANKERS
Bank of Montreal
Vancouver, British Columbia, Canada

SUBSIDIARIES
Curator Resources (Barbados) Ltd.
Whitehouse, Barbados

COMPANY HEAD OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

REGISTERED AND RECORDS OFFICE
Suite 1100 - 888 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 3K4

SOLICITOR
McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: 150,000,000 common shares
Issued and Outstanding: 98,283,727 shares

REGISTRAR AND TRANSFER AGENT
CIBC Mellon Trust Company
Vancouver, British Columbia
Toronto, Ontario

SHARE LISTING
Toronto Stock Exchange
International Curator Resources Ltd. (IC)

Schedule D

ROYAL COUNTY MINERALS CORP.

ANNUAL INFORMATION FORM

INITIAL

DATE: October 25, 2002

TABLE OF CONTENTS

127

THE COMPANY

ROYAL COUNTY MINERALS CORP. is engaged in the acquisition and exploration of mineral resource properties. The Company's mineral properties are located in the province of British Columbia, Canada. All of the Company's properties are in the exploration stage.

Name and Incorporation

The Company was incorporated by memorandum and articles pursuant to the *Company Act* (British Columbia) on November 21, 1983 under the name Rexford Minerals Ltd. On August 22, 1991 the Company changed its name to Derrick Petroleum Corp. and consolidated its share capital on the basis of one new share for every four existing shares. On September 29, 1993 the Company changed its name to Earth Stewards Inc. On July 17, 1997 the Company changed its name to Consolidated Earth Stewards Inc. and consolidated its share capital on the basis of one new share for every five existing shares. On August 29, 2002 the Company changed its name to Royal County Minerals Corp. and consolidated its share capital on the basis of one new share for every four existing shares.

The Company does not have any operating or wholly-owned subsidiaries.

The Company is a reporting issuer in British Columbia and Alberta, and its shares are listed on the TSX Venture Exchange. The head office of the Company is located at Suite 810 – 1708 Dolphin Ave., Kelowna, B.C. V1Y 9S4 and its registered office is located at Suite 700 - 595 Howe Street, Vancouver, B.C., V6C 2T5.

General Development of the Business

The Company is engaged in locating, acquiring, exploring and, if warranted, developing natural resource properties located in Canada and the United States.

The following outlines the general business of the Company during the preceding three years:

Prior Operations of the Company

Natrona County, Wyoming

By agreement dated January 1, 1999 the Company was granted a mining lease over 30 claims and 640 acres of state land situated in the Natrona County, Wyoming. In order to maintain the lease in good standing, the Company was required to make yearly lease payments of US$20,000. In addition, Company was required to perform all assessment work and to keep the property in good standing. The property was subject to a production royalty of 4% on net smelter returns. During the year ended December 31, 1999 the Company abandoned this property.

San Joaquin, California

By agreement dated November 16, 1999, amended February 8, 2000, the Company entered into an oil and gas exploration joint venture to participate in the exploration of a number of oil and gas prospects located in the San Joaquin and Sacramento Basins in California. The Company would be one of a number of participants in such oil and gas prospects, and would be responsible for financing 19% of all costs associated with such prospects as the Company elects to participate. On a net earned basis, the Company would receive a 14 and one quarter percent interest in all prospects in which it participates.

In the event that the Company elects to participate in funding a specific joint venture prospect, the Company is required to pay, as consideration for the right to participate in the joint venture, US$150,000 to San Joaquin Oil & Gas Ltd. In addition, the Company must contribute a further US$130,000 towards a land fund in respect of costs incurred towards the acquisition of oil and gas leases in which the Company participates within 8 days of the Company electing to participate in a project. In the event that the land fund drops below US$30,000, then the Company will be obligated to provide a further US$100,000 within one month of notice from the operator.

The Company is not required to provide any further funding and the right to participate in further projects terminated on October 1, 2001.

Acquisition of IPWorld Communications Corporation

The Company entered into an Equity Exchange/Crystallization Agreement dated for reference March 27, 2000 with IPWorld Communications Corporation ("IPWorld") and the shareholders of IPWorld whereby IPWorld would become a wholly owned subsidiary of the Company and the shareholders of IPWorld would receive 9,000,000 common shares in the capital of the Company (the "Acquisition"). The Equity Exchange/Crystallization Agreement provided, among other things, that the Company would raise $2,000,000 to provide financing for the business of IPWorld. The Company financed the operations of IPWorld during the years 2000 and 2001 as it attempted to complete the acquisition. However, the Company was unable to complete the Acquisition due to the significant downturn in the telecommunications industry and the Company abandoned its plans to acquire IPWorld in the first quarter of fiscal 2002.

THE BUSINESS OF THE COMPANY

The Company is engaged in locating, acquiring, exploring and, if warranted, developing natural resource properties with a particular emphasis on properties which may contain economic reserves of precious metals. The properties in which the Company has an interest or the right to acquire an interest are currently in the exploration stage. The Company's primary objective is to locate, evaluate and acquire mineral resource properties and other properties and to finance their exploration and development through equity financing, by way of joint venture, option agreements or other means. The Company's current properties are located in British Columbia.

Properties of the Company

KINASKAN LAKE PROPERTY

1.0 PROPERTY DESCRIPTION AND LOCATION

1.1 Location

The Kinaskan Lake project is situated in the Liard Mining Division within the Stikine region of northwestern British Columbia, Canada.

The property is situated approximately 200 km. north of Stewart B.C., with the closest populated center being Iskut Village, located 12.7 km. to the northeast along Highway 37. The southeastern edge of the claim block is about 650 meters west of the northern end of Kinaskan Lake. The center of the 18.5 km. long by 11.6 km. wide property is at approximate UTM co-ordinates 427500 East and 6398000 North.

1.2 Description

The property consists of 528 units within twenty-seven mineral claims covering 13051.62 hectares on the Klastline Plateau. The claims, which occur in two separate blocks are all of the 4-post, located variety. The principal block is comprised of twenty-six contiguous claims constituting 508 units. The second block, located about 1.4 km. to the north, consists of a single, 20 unit claim. The property includes no surface rights nor has it been legally surveyed.

1.3 Ownership

All twenty-seven mineral claims comprising the Kinaskan Lake property are owned by Viceroy Resource Corporation of 900 – 570 Granville Street, Vancouver, British Columbia, Canada. On May 15, 2002, the Company entered into an option agreement with Viceroy to acquire a 100% interest in the property. The Company agreed to pay $12,000 and issue 100,000 post-consolidated shares to Viceroy upon regulatory approval of the transaction and on or before the one year anniversary date of regulatory approval, issue a further 100,000 post-consolidated shares. A final 100,000 post-consolidation shares will be issued by the Company on or before the two year anniversary date.

In addition, the Company will grant Viceroy a 1% royalty on net smelter returns on production from the property. The Company has the right and option to buy back one-half of this royalty for $500,000. The term of this option is 25 years. Failure by the Company to meet all the obligations of the property purchase option agreement will result in forfeiture in any and all interest in the project.

1.4 Taxes and Assessment Work Requirements

The Kinaskan Lake claims are all in good standing until at least March 7, 2003. There are no taxes payable but in order to maintain the claims in good standing for at least one additional year or until March 7, 2004, the minimum assessment work requirement is $100/unit or $52,800. This includes a minimum work expenditure of $50,800 on the main (twenty-six claims) block where the claims are contiguous and as such expenditures can be applied to the entire block regardless on which claim exploration expenditures were incurred. A further $2000 must be spent on the separate Tuk claim.

To maintain the claims until March 7, 2004 a further $52,800 in expenditures are required. Besides completing the necessary assessment work to maintain the property, a filing fee of $10.00/unit per year of assessment work filed will be charged when recording the work. This equates to a cost of $5280.00 per year of assessment work filed.

1.5 Permits and Liabilities

There are no known liabilities, environmental or otherwise on ground covered by the Kinaskan claims.

Prior to carrying out field exploration work, a completed *'Notice of Work'* application will be required by the District Engineer in Smithers, B.C. After reviewing the proposed work, the District Engineer will determine the amount of the 'reclamation bond' required to be posted prior to commencing work. It is expected the required bond will be in the order of $10,000.

2.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

2.1 Access

Access to the area is gained by taking Highway 37, commonly referred to as the Stewart-Cassiar Highway, north from Smithers or by taking a scheduled airflight from Smithers to Dease Lake. Property access is via Pacific Western Helicopters based in Dease Lake, approximately 75 km north of the claims.

2.2 Climate

The climate in the area is semi arid with moderately warm summers and cold dry winters. Typical temperature ranges are from mid to upper 20's C in summer and –20 to –30 C in winter. Precipitation averages about 100 cm. per year. Thick accumulations of snow are common in winter.

Fieldwork can normally start at lower elevations in early June and at the upper elevations by July. Cold weather, winds and snow squalls make field work difficult at the upper elevations past September although drilling programs have continued well into November at the nearby Red Chris deposit where weather conditions are similar.

2.3 Local Resources

Accommodation, meals, phone and fax are available at Eddontenajon, 2 km south of Iskut Village and 20 km. northeast from the center of the property. A helicopter staging area, covered storage and local expediting services to assist in both receiving and shipping of supplies and samples to and from Smithers are available at the Tenajon Motel in Eddontenajon.

At Iskut Village groceries and gasoline can be purchased. Food, groceries, accommodation, gasoline and hardware supplies are also available in Dease Lake.

2.4 Infrastructure

In addition to Highway 37 which passes along the eastern side of Kinaskan and Eddontenajon Lakes, 5.5 km. east of the property, the proposed B.C Rail extension to Dease Lake is situated about 30 km. east of the property. It is expected that if nearby deposits such as Klappan Coal, the Red-Chris copper-gold or Gnat Pass copper-gold were developed, this line would be completed and made operational.

At the present time electric power in the region is restricted to a diesel generation plant at Iskut Village. Although this is too small to supply power for a mine at the Kinaskan Lake project, there are a number of groups who are looking at various alternatives to bringing in power to the region in anticipation one or more of the known mineral deposits will be brought into production. These include bringing power lines up along the B.C Railway right of way and developing a number of small hydro electric generation stations along the Iskut River at Forrest Kerr Creek and Moore Creek.

Both unskilled laborers or skilled personnel trained at the Eskay Creek Mine or the now closed Snip and Golden Bear mines are available at nearby Iskut Village, Dease Lake and Telegraph Creek.

2.5 Physiography

The Kinaskan Lake property is situated along the top and eastern edge of the Klastline Plateau. Topography varies from fairly subdued with gently rolling hills atop the plateau, to extremely rugged with steep slopes and cliffs along the deeply incised creek valleys.

At the higher elevations both south of the QC porphyry target in the vicinity of the Horn 1 claim and south of the Tuk claim the final remnants of small glaciers can be found.
Elevations on the property vary from 825 meters (2700 ft.) along the southeast side of the property near Kinaskan Lake to 2110 meters (6972 ft.) in the northwest.

For the most part vegetation is limited and consists primarily of alpine grasses, flowers and lichen on the plateau with occasional shrubs and stunted spruce in hollows or wind protected areas. Poplar and slide-alder are common at the lowest elevations along creek valleys while spruce and balsam are common along the steeper slopes overlooking Kinaskan Lake to the east, Nuttlude Lake to the west and along both sides of Quash Creek to the north.

At about the 1310 meter (4300 ft.) elevation a band of sub-alpine scrub meanders throughout the property. The tree line is at about the 1370 meter (4500 ft.) elevation.

3.0 HISTORY

The Kinaskan Lake project is located in the Stikine River area of northwestern B.C., a region well known for its alkalic plutons, associated porphyry copper-gold mineralization and peripheral gold-silver bearing quartz veins.

The first recorded exploration work carried out in the area dates back to 1964 when Conwest Exploration Co. Ltd. carried out a regional evaluation of the Klastline Plateau and identified a number of porphyry copper-gold and precious metal shear-vein targets on the plateau including the QC porphyry system and the Horn (SF) silver prospect. After staking claims over both prospects, follow-up exploration programs were carried out. At the QC this included limited silt and soil geochemical surveys along with a small ground magnetometer survey in 1964 followed by 2.19 km of I.P. and 1.83 km of ground magnetometer geophysical surveys over 2 lines in 1965. In 1969, further silt sampling along with detailed geological mapping (1" = 200 ft.), soil sampling and a ground magnetometer survey were conducted over the malachite-stained, Q.C. gossan zone. In 1970 Amoco optioned the project from Conwest and tested the Main porphyry zone by drilling 1,938.2 meters (6,359 feet) in nine, B.Q. sized holes. Although thick overburden and broken ground prevented the first three holes from being drilled to their target depth, the recovered core from holes 70-2,3,4 and 5 (916.2 meters; 3,006 feet) averaged approximately 0.12% Cu.

At the SF silver property, follow-up work in 1965 included rock sampling, geological mapping and trenching (Noel, 1980). This work identified a number of barite rich shear and fracture zones within red volcanic conglomerate containing significant silver values, the best which measured 45 meters long by 4.2 meters wide grading 11.04 oz./ton silver (Phendler, 1980). Overall, the extensive trenching program revealed the silver values were erratically distributed over an area 100 meters by 40 meters. As a final test of the zone, Conwest drilled 1,069 ft. in three holes. Low grade values of up to 1.43 oz./ton Ag over 26.8 meters along with higher grade intercepts of 3 to 10 oz./ton Ag over 0.50 to 1.50 meters were obtained but deemed too narrow to be of interest. As a result of the disappointing results the claims were allowed to lapse.
In the late 1960's, the search for porphyry copper deposits in B.C. intensified and exploration activity on the Klastline Plateau increased. Spartan Exploration Ltd. staked the Art mineral occurrence (minfile 104G-071) in 1969 and subsequently drilled two short holes.

Sumitomo Metal Mining Canada Ltd. staked a large area including the Castle mineral occurrence (minfile 104G-076) and ground now covered by the Tuk claim as part of a large copper exploration program in 1970. They completed a soil geochemical survey and then drill tested the targets with five diamond drill holes before dropping the ground.

Immediately west of the QC copper prospect, Silver Standard Mines Ltd. staked the A1 claims in 1970-71 to cover a number of copper occurrences located by prospecting (Seraphim, 1971). Reported exploration work included limited geological mapping and sampling program along with a ground survey to establish the position of their property relative to the Q.C. claims.

In 1971 the Geological Survey of Canada mapped the area (GSC Map 11-1971) and then followed this up with an airborne magnetic survey between 1975 and 1978.

Nuspar Resources Ltd. (formerly Spartan Exploration Ltd.) acquired the Wolf prospect (minfile occurrence 104G-045) in 1974 and carried out some prospecting. A.C. Racicot did some minor trenching on the occurrence (held as the Goat claim) in 1976. Texasgulf Canada Ltd. followed up in 1977 with 17 meters of trenching on the Noodle claims.

As part of it's regional porphyry copper exploration program, TexasGulf acquired the QC property in the mid-1970's and completed a small work program before letting it go in favor of other prospects (Newell, 1978).

In 1980 Teck Exploration staked the Castle claims and carried out a limited program of soil sampling, geological mapping and magnetometer-VLF-EM and self potential IP geophysical surveys followed by hand trenching. This was followed up in 1987 when Teck, in partnership with Kappa Resource Corp. staked more claims in the Castle area and carried out further soil sampling, self potential IP and ground magnetic geophysical surveys followed by hand trenching. The most favorable targets along the *'Castle Trend'* were drill tested by 1190.2 meters of NQ sized core in eleven holes in 1988.

Also in 1988 the G.S.C. released the results of a regional stream silt sampling program (National Geochemical Reconnaissance, 1988) that included the Klastline Plateau. The results of this survey which identified a number of anomalous drainages on the plateau resulted in a significant number of new claims being staked. These included Teck Corporation staking the Q.C. 1 to Q.C 15 claims in the Quash Creek area (covered the QC porphyry copper target as well as ground to the north and west) and the What and Now claims over anomalous drainages 3.5 km. east of the SF (Horn) silver prospect; Noranda staking the Quash property 1.2 km northeast of the What Now claims and Mr. Keven Whelan staking the 1270 unit Axe property over most of the remaining Klastline Plateau.

In 1989 Teck carried out a detailed silt geochemical survey on the What Now property and silt and soil geochemical surveys along with prospecting and rock sampling northwest of the copper zone on the Q.C. claims. Follow-up hand trenching resulted in the discovery of four vein systems that yielded values to 1.10 oz/ton Au and 6.8 oz/ton Ag over 2.8 meters at Gordon's showing, about 5.5 km. north-northwest of the porphyry zone (Delaney, 1988). The Q.C and What Now properties were then optioned to Triumph Resources Ltd. in 1990. They conducted silt, contour soil and rock geochemical surveys over the Q.C. porphyry target and re-sampled the vein targets to the northwest before optioning the properties to Dryden Resource Corporation in mid 1990. To satisfy option terms, Dryden carried out silt, soil and rock geochemical sampling and drilled 377.04 meters in two holes within the main zone of the copper target before year end.

On the Quash property, Noranda conducted a small stream silt, prospecting and rock sampling program in 1989. Follow-up work over a favorable zone was carried out in 1989 and included a soil geochemical survey, geological mapping, 39.25 line km. of ground magnetic and 18.5 line km. of VLF-EM geophysical surveys. The property was optioned to Ascot Resources Ltd. in 1991.

In 1989 the large Axe property was sold to Ascot Resources Ltd. who acquired the claims covering the eastern half of the Klastline plateau and Dryden Resource Corp. who obtained the claims covering the west. At the same time the companies jointly optioned the Horn silver property from Tenajon Resources Corp. then contracted Keewatin Engineering Inc. to conduct a large, silt geochemical survey followed by prospecting and rock sampling over their entire land package as a means of identifying favorable copper-gold porphyry and vein hosted gold-silver targets. In all, approximately 700 silt samples were collected resulting in numerous copper, copper-gold and gold-silver target areas requiring further evaluation including Trevor Peak, Wolf - Blow Down, Horn East, Horn and Horn North, Central, South Seester, Seester and Castle –Tuk were identified.

Follow-up work at Trevor Peak in 1990 included prospecting and soil and rock sampling. Highly anomalous gold-silver-copper values over an area at least 500 meters by 600 meters (Olfert, 1991) were discovered and the Flin, Flon and Toon (0.496 oz./ton gold over 0.8 meters) quartz vein showings were identified. In 1991 further prospecting and rock sampling were combined with geological mapping, soil geochemical sampling, a limited, reconnaissance-style induced polarization survey and hand trenching. The Ferro showing (0.524 oz./ton gold over 2.25 meters) was discovered. No work has been carried out since then.

In the Wolf-Blow Down area, a soil survey along with prospecting, geological mapping, rock sampling and 4.8 km of reconnaissance style IP were completed in 1990 and 1991. No work has been carried out since 1991.

At the Horn East a new grid was established in 1990 and further rock sampling was done to follow-up on an 1100 meter long by 75 to 100 meter wide, gold-in-soil anomaly identified by previous operators. In 1991, grid extensions and detailed fill-in soil sampling were carried out. Two trenches were hand dug and sampled in the western half of the anomaly but no testing was carried out in the eastern portion. There has been no exploration work reported since 1991.

At the Horn and Horn North targets, detailed mapping and further soil and rock sampling were carried out in 1990. No work has been carried out since then.

In each of the Central, South Seester, Seester and Castle –Tuk areas prospecting combined with silt, soil and rock sampling were carried out in 1990 and 1991. No work has been reported since then.

In 1991 Ascot Resources Ltd. optioned the Quash property from Noranda and conducted an induced polarizaion survey (6.9 kilometers), a ground magentics survey (6.9 kilometers) and soil and rock geochemical sampling. This was followed by two hand dug trenches totaling 80 meters. No further assessment work has been filed.

At the QC copper zone, Dryden Resource Corp. continued exploration in 1991 by carrying out more soil, silt and rock sampling, geological mapping and 15.4 line km. of magnetometer and induced polarization surveys. This was followed with 546.8 meters of drill testing in 3 diamond drill holes. There has been no work reported on the target since 1991.

Also in 1991 Dryden carried out further work on the Gordon vein Zone by completing detailed geological mapping and conducting further rock and soil geochemical sampling. This was followed by drilling 174.7 meters in two diamond drill holes beneath the Upper Gordon showing. Despite intersecting 19.9 g/t gold and 202 g/t silver over 2.47 meters true thickness in DDH-91-4, no further testing has been reported for this part of the vein system.

In 1992 further prospecting along with rock and soil geochemical sampling were conducted about 400 meters east of the Upper Gordon showing resulting in the discovery of the Oz vein showing (Tupper, 1992). A minimal time was spent partially exposing the vein by five hand dug trenches over a 35 meter strike for assessment credit purposes. No work has been recorded on this target since 1992.

On the What Now property, Jericho Resources Ltd. (formerly Triumph Resources Ltd.) carried out a small soil geochemical survey along the east side of Quash Creek in 1992 to satisfy tenure requirements. That is the last recorded work in the area.

4.0 GEOLOGICAL SETTING

4.1 Regional Geology

The Kinaskan Lake property is located in the northeastern part of the Stikine Arch within Stikinia Terrane rocks of of the Canadian Cordillera.

The regional geological setting as mapped by Souther (1971) of the G.S.C. comprises Upper Triassic Stuhini Group siltstone, chert, greywacke, volcanic conglomerate and minor limestone overlain by Lower to Middle Jurassic rocks that are correlative with the Hazelton Group. These include augite-andesite flows, pillow lavas, pyroclastics and derived volcaniclastic rocks.

Unconformably overlying the above units to the south are chert pebble conglomerate, grit, greywacke and siltstone of the Middle to Upper Jurassic Bowser Lake Group (Evanchik, 1991).

Transecting the Upper Triassic to Middle Jurassic assemblage are a distinctive suite of massive, flow-banded and locally spherulitic rhyolite and associated pyroclastics that have been variously interpreted as Lower Jurassic (Read, 1984) to Upper Cretaceous to Lower Tertiary (Souther, 1971) in age.

Capping the stratigraphy at the higher elevations are Upper Tertiary and Pleistocene basalt and olivine basalt flows, commonly exhibiting excellent columnar jointing.

Intrusive rocks in the region are typically fine to medium grained dykes, sills and plutons of Early Jurassic age (Ash et al, 1997) with compositions varying from diorite, granodiorite, monzodiorite, monzonite and syenite. A Uranium-Lead age date of 205.1 plus/minus 8 Ma was determined for the Groat Stock by R.M. Friedman of the University of British Columbia (Ash et al, 1997).

Regionally intrusive rocks all fall within the Stikine Arch structural domain, a regional feature along which Early Jurassic intrusive and related (island arc type) volcanic activity took place. Commonly the alkalic intrusives including those found on or near the Kinaskan Lake property are associated with porphyry copper-gold and/or precious metal vein systems. The most significant of these deposits include the Galore Creek and Schaft Creek porphyry deposits and the mined-out Snip gold vein deposit. Within the immediate area of the Kinaskan Lake property the most significant areas of mineralization are:

A) The Red-Chris alkalic porphyry copper-gold deposit located 25 km east of the center of the Kinaskan property. Explored in the mid 1970's by Texasgulf Inc. (now Falconbridge Ltd.) and in the mid 1990's by American Bullion Minerals Ltd. In 1998 American Bullion (July 7, 1998 Company News Release) announced the results of a pre-feasibility study which estimated the total resource at 224.5 million tonnes grading 0.419 % copper and 0.330 grams per tonne gold.

B) The GJ copper-gold prospect located on Groat Creek immediately south of the property. Drilling in the 1970's and 1990's returned a number of significant intersections including 0.36 % Cu and 1.2 g/t Au over 76 meters and 0.79 % Cu and 1.7 g/t Au over 68 meters (Mehner, 1991d).

C) The Rok porphyry Cu-Au prospect situated on the southeastern half of Ehahcezetle Mountain, 26 km to the northeast. Discovered by Texasgulf Inc. in 1975, the property was drilled in 1990 by Consolidated Carina Resources Ltd. who intersected 27.87 metres grading 1.765% Cu and 0.066 oz/ton Au in the third hole of a three hole program (Mehner, 1990d).

D) The Spectrum gold vein system located on the east slopes of Mt. Edziza, 11.5 km to the southwest. Recent drill intersections into this precious metal target by Columbia Gold Mines (Northern Miner, October 20, 1990) include 33 feet at 0.36 oz/ton Au, 8 feet an 0.60 oz/ton Au and 75 feet at 0.30 oz/ton Au.

E) The Castle gold prospect located 7.5 northeast of the QC porphyry copper-gold prospect. Work to date by Teck Corp. and Triumph Resources Ltd. has identified a sulphide system 7 km long by up to 250 meters wide that contains visible gold and has yielded assays to 4.0 oz/ton Au from grabs and 0.93 oz/ton Au from one meter chips (Brock, 1990).

F) The Horn (SF) silver prospect located 5.0 km south of the Q.C. porphyry prospect. Discovered by Conwest Exploration in 1964, a vein system has returned values of 11.04 oz/ton Ag over an area of 45 meters x 4.2 meters (Phendler, 1980).

4.2 Property Geology

The southeastern third and most of the northwestern portion of the property have been mapped as argillites, chert, cherty siltstones, quartzite, greywacke, grit polymictic conglomerate and minor limestone interbedded with andesitic tuff of the Upper Triassic Stuhini Group. Over the Tuk claim and in the southwestern part of the property, Lower Jurassic, Hazelton Group rocks consist of andesitic and felsic volcanics and volcaniclastics overlying a sequence of greywacke, siltstone and argillite. Locally some of the argillites are calcareous.

In the central part of the claim group a mixed assemblage of volcaniclastic rocks is interpreted as being composed of both Upper Jurassic and Lower Jurassic lithologies.

Throughout the property a number of dike or sill-like intrusive bodies varying in composition from medium grained hornblende diorite and granodiorite to finer grained monzodiorite and monzonite have been mapped as Early Jurassic. Often these intrusives are associated with peripheral sulphide bearing quartz veins containing significantly anomalous gold and silver values. In the northwestern part of the property, porphyry copper-gold mineralization is associated with the same type of intrusions.

In the central part of the property, an elliptical plug of rusty weathering felsite cuts the Stuhini Group rocks. The plug varies from massive, cream coloured, aphantitic felsite to flow banded rhyolite with locally developed orbicular texture. Finely disseminated pyrite is common throughout.

In the northern part of the property but largely east of the main claim block, Upper Tertiary and Pleistocene basalt and olivine basalt flows unconformably cap the Triassic to Jurassic stratigraphy.

Alteration over much of the property is restricted to local chlorite replacement of mafics and epidote and calcite fracture filling related to minor faulting or intrusive contacts.

In the vicinity of the QC prospect, alteration becomes significantly more intense. Volcanics adjacent to the diorite intrusions have been thermally metamorphosed to hornfels and an east-west propylitic alteration zone measuring at least 4 km long by 0.80 km wide has been developed around the intrusive bodies. Alteration intensity including the presence of weak quartz veining, minor clay replacement of feldspars and minor secondary potassium feldspar flooding increases with proximity to the diorite intrusive contact.

4.3 Structural Geology

Megascopic folding of the greywacke-siltstone-argillite sequence is readily observable in the Quash Creek valley. Folds are both tight and open with magnitudes measureable in meters to tens of meters.

Folding is not readily apparent in volcanic rocks.

Lineaments with variable orientations are apparent on aerial photographs and topographic maps of the property. In the southern part of the property the most pronounced lineaments are northeast trending parallel to the orientation of the Groat Stock. In the central part of the property including the Horn East area, lineaments are both northeast (paralleling another intrusive body) and east.

In the Quash Creek area in the northwestern part of the claim group, the most pronounced lineament is northwest trending. Although it may reflect a fault, there is no obvious offset of lithologies on either side of the creek. A second lineament direction defined by the QC intrusions and associated colour anomaly/hydrothermal system of the QC prospect is northeast trending.

5.0 EXPLORATION

Since staking the Kinaskan Lake claims in March, 2002 no exploration work has been carried out on the property by Viceroy Resource Corp. The Company has prepared a report, "A Geological Report on the Kinaskan Lake Project" dated August 10, 2002 by Dave Mehner, P. Geo., based on information obtained from documents, reports and maps generated by previous mineral exploration companies who conducted regional and property specific programs over ground now covered by the Kinaskan Lake property. The operator, year and type of work conducted is documented in the report and results along with a description and/or interpretation of each target is described in the report. The report can be obtained from the Company upon request.

The purpose of the report is to review the results of those previous operators, identify prospective targets which warrant further evaluation and make recommendations for further exploration work. See section 7, Proposed Work Program.

6.0 MINERALIZATION

The Klastline Plateau is host to four principal styles of mineralization. They include:

- vein style gold-silver-copper- zinc generally peripheral to Early Jurassic stocks
- porphyry style copper-gold associated with Early Jurassic intrusives
- volcanogenic zinc-lead-gold-silver associated with felsic volcanics of probable Jurassic age
- barite rich shear and stockwork zones associated with Early Jurassic felsite containing galena, sphalerite, chalcopyrite, tetrahedrite and occasional flakes of native silver

On the Kinaskan Lake property the principal targets are gold-silver-copper-zinc bearing quartz veins that tend to be best developed peripheral to Early Jurassic quartz diorite, monzodiorite and monzonite stocks along Quash Creek in the northwest and around the Goat Stock in the southeast.

The geological setting of these veins is similar to those at the now closed Snip Mine approximately 130 km. south-southeast (Figure 7.1.2). There, gold-rich, sulphide bearing quartz veins/shear veins occur peripheral to the Early Jurassic, "Red Bluff" quartz diorite to monzodiorite stock. Intruding Triassic sedimentary rocks, the Snip deposit had published reserves and production of greater than 35 tonnes gold in 1995 (Rhys, 1995). Exploration work on gold bearing quartz veins on the Kinaskan Lake property are modeled after deposits like the Snip Mine.

A secondary exploration target on the property worthy of future follow-up is the porphyry copper-gold potential. This deposit type is prevalent in a "regional" sense and with known mineralization of this type (Red Chris deposit; G.J and Rok prospects) in intrusives of similar age and composition locally, the potential to discover something similar, particularly in the northwest around the QC is reasonable

Exploration techniques that have proven very effective in outlining anomalous areas for both the vein and porphyry style mineralization in the past include silt and soil geochemical surveys. Prospecting combined with rock sampling and hand trenching have been effective methods in defining vein targets while induced polarization geophysical surveys have been effective in defining sulphide systems hosting copper-gold mineralization. Diamond drilling using light-weight, mobile machines capable of quick moves with a Bell 206 or Hughs 500 helicopter and drilling with thin walled BQ rods that provides a core very similar in size to NQ has been the most effective method of subsurface testing targets.

Although the Company has not. have carried out exploration work on the Kinaskan Lake property, a significant amount of historic work has resulted in identification of at least six general anomalous areas containing significant gold values in vein material from rock chip, grab or float samples.

Follow-up exploration work on each of these targets has been minimal and largely confined to some soil and rock sampling, sporadic hand trenching, a couple of reconnaissance induced polarization geophysical survey lines on one target and two diamond drill holes on another target. Due to the limited amount of work each of the targets remain poorly understood. However, the coincidence of highly anomalous silt, soil and rock geochemical results combined with favorable geology has allowed the selection of a number of targets warranting further work including soil and rock sampling, trenching and drilling.

7.0 PROPOSED WORK PROGRAM

7.1 Exploration Program

Following is the recommended exploration program from the report on the property dated August 10, 2002 by Dave Mehner, P. Geo. The total Phase I budget is estimated at $170,000 and includes $50,000 of drilling totalling 250 meters.

The principal exploration targets on the Kinaskan Lake property are high-grade, gold and silver bearing quartz veins occurring peripheral to Early Jurassic intrusive rocks that are associated with copper-gold mineralization. Exploration work by previous operators has identified and developed a number of targets to the stage which in the opinion of the author demonstrate the character of the property is of sufficient merit to justify further exploration programs be carried out. The program recommended consists of two phases. Phase I, which covers work intended to be completed before the end of 2002 includes soil sampling along constructed grids, geological mapping, prospecting, rock sampling and hand trenching over the Upper Gordon, Oz, Tuk and Horn East targets. It also includes diamond drill testing of the Upper Gordon target.

7.2 Phase I Program

The recommended Phase I program is as follows:

a) Upper Gordon Target

Extend the 1988 Teck Exploration grid to the southeast to test for possible easterly extensions to the Upper Gordon vein. The four most southerly grid lines of the Teck grid should also be extended to 100 meters west of the baseline.

The new grid should be started from the southeast end of the Teck grid and extended 500 meters along a baseline oriented at 135 degrees. Picket lines should be spaced 50 meters apart and samples taken at 25 meter intervals from the "B" soil horizon. From the baseline picket lines should extend 250 meters east and 100 meters west.

Geological mapping and prospecting are also to be carried out over the grid.

Three diamond drill three holes totalling 250 meters to follow-up on the 19.9 g/t Au and 202.3 g/t Ag over 2.47 meters intersection in drill hole 91-4. Hole 1 will test down-dip of 91-4 while holes 2 and 3 will test the vein system to the east.

The drill hole 1 collar will be approximately 30 meters up hill (north) and 5 meters east of the 91-4 collar. The hole is 100 meters long and orientated at minus 75 and drilled at 185 degrees.

Holes 2 and 3 will be collared 50 meters at 095 degrees from the collar for 91-4. Both holes will be at minus 65 degrees but hole hole 2 should will be drilled at 230 degrees and hole 3 at 150 degrees. Each are expected to be 75 meters long.

b) Oz Target

Construct a grid for soil sampling, mapping and prospecting. The grid should be centered over the showing with a baseline extended 200 meters north and 200 meters south at 135 / 315 degrees. Fifty meter spaced picket lines are to extend 150 meters east and 150 meters west of the baseline at 045 and 225 degrees respectively. Soil samples are to be taken at 25 meter intervals.

c) Horn East

Extend the Horn East grid eastward to cover anomalous silts to 4500 ppb gold obtained from ground previously covered by the WhatNow property. Soil sampling, geological mapping and prospecting are to be carried out over the grid who's baseline will extend 1050 meters at 090 degrees from the eastern end of the old Horn East grid. Picket lines spaced 100 meters apart will extend 700 meters north and 100 metrs south. Soil samples are to be collected at 25 meter intervals from the picket lines.

d) Tuk

Further prospecting and rock sampling is warranted in the region of A8 where anomalous gold values were obtained during a government survey in 1996. Similar work is also recommended along the western portion of the claim where gold mineralization comparable to that reported for the Castle showing which is situated on the adjacent property may exist.

8.0 ADJACENT PROPERTIES

The Castle prospect is located immediately west of the Tuk claim. Although it has not been visited by the author, a considerable amount of exploration work has been carried out on it dating back to 1970 when Sumitomo Metal and Mining of Canada staked the Jo group of claims in 1970 and performed a soil sampling survey in 1971 followed up in 1973 with 549 metres of diamond drilling in 5 holes. The claims lapsed and no further work was recorded until Teck Explorations staked the Castle 1 and 2 in 1980 and proceeded to conduct soil and rock surveys, hand trenching, chip sampling and geophysical surveys (magnetometer, self-potential, VLF-EM, IP) on their own behalf initially and then starting in 1987 with partner Kappa Resource Corp. Through the course of their work an intense I.P. anomaly was found to coincide with a strong, northwest trending gossanous/pyritic zone within propylitically altered (epidote and chlorite) volcanic breccia that is reported to be up to 200 metres wide and at least 1.3 kilometers in length. The zone is highly fractured and reportedly hosts significant gold values in intensely bleached zones of pyrite-sericite-quartz along relatively narrow structures (shears?) and in quartz stringer and veins with chalcopyrite mineralization. Results published in assessment reports (Konkin, 1990c; Pautler, 1997) and on the Map Place include a sample of massive pyrite and chalcopyrite contained 10.80 per cent copper, 30.85 grams per tonne silver and 0.14 grams per tonne gold and a 3-metre section of silicified volcanics yielded 8.0 grams per tonne gold. A sample taken at a showing of native gold assayed 39.63 grams per tonne gold over 0.4 metres while another sample yielded 10.15 grams per tonne gold, 54.51 grams per tonne silver and 0.70 per cent copper over 0.3 metres.

In 1988, 1190.2 metres in 11 holes were drilled to test the target and in one hole a 7.6 metre interval assayed 4.46 grams per tonne gold (Vancouver Stockwatch, 1988).

Recent mapping by Ash, (1997) indicates the geology on the Castle and Tuk property are similar and although the Company has been unable to verify the Castle property data, the results are sufficiently encouraging to justify a concerted effort be put into looking along the western edge of the Tuk claim for similar style and grade gold mineralization. **Note that although the claims are side by side the information obtained on the Castle property is not necessarily indicative of the mineralization on claims making up the Kinaskan Lake property.**

Risk Factors and Government Regulation

Industry Conditions

The mining industry in general is intensely competitive and there is no assurance that, even if significant quantities of ore are discovered, a profitable market will exist for the sale of minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, in recent years. The marketability of minerals will also be affected by numerous other factors beyond the control of the Company. These other factors include government regulations relating to price, royalties, allowable production and importing and exporting of minerals.

The Company competes with many other companies for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and contractors. There is no assurance the Company will be successful in acquiring any additional mineral property interests. Failure to acquire additional property interests, coupled with a loss of any existing property interests may have a material adverse effect on the Company's ability to complete its business objectives as stated herein.

Development and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company's properties have no known body of commercial ore and the proposed work programs include an exploratory search for ore. Unusual or unexpected formations, formation pressures, fire, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has no experience in the development and operation of mines and in the construction of facilities required to bring mines into production. The Company has relied and will continue to rely upon consultants and others for operating expertise. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Financial Risks

The Company is a development stage company with a limited operating history and no pre-tax profit. There is little likelihood that the Company will realize any profits in the short term. Investors cannot expect to receive a dividend on their investment in the foreseeable future. Any profitability in the future from the Company's business will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. The Company will require additional financing to complete the exploration and development of its mineral property interests, and if financing is unavailable for any reason, the Company will become unable to retain its options to acquire the mineral properties.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The exercise of the Options and the development of the mineral property interests may therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Conflicts of Interest and Dependence on Key Personnel

The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees, and members of its board of directors. Although the Company does have employment contracts in place with certain of its key employees and directors, their continued involvement is not assured, and the loss of their services to the Company may have a material adverse effect on the Company.

Certain of the Company's directors and officers serve as directors or officers of, and/or own securities of, other resource companies, whereby such persons may have a conflict of interest in allocating their time and resources among the Company and such other companies; and to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest.

Government Regulation

Any exploration operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for metals which is influenced by many factors including changing production costs, the supply and demand for precious metals, the rate of inflation, the inventory of precious metal producing corporations, the political environment and changes in international investment patterns.

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company's future right to exploit the mineral property (if earned) is subject to various reporting requirements and to obtaining certain governmental approvals and there is no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

The Company may become subject to liability for cave-ins, environmental damages, and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company. The Company presently has no insurance to protect against any of these potential liabilities.

In addition, although the Company is not aware of any specific claim for aboriginal title rights in respect of the Company's mining tenements, it is possible that such a claim could be made in the future. The Company has not undertaken the legal, historical, anthropological and ethnographic research which would be necessary to form an opinion as to whether such a claim would succeed if made and, if so, what the implications would be for the Company. Although the Company has reviewed title for all mineral properties in which it has a material interest, there is no guarantee that title to such interests will be not challenged or impugned.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table provides a brief summary of the Issuer's financial operations. For more detailed information, refer to the audited (and quarterly) financial statements of the Issuer.

	Year-end 12/31/01	**Year-end 12/31/00**	**Year-end 12/31/99**
Revenues (Net) Other (Interest) Gross Profit	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
General and Administrative Expenses	302,193	444,909	222,228
Write-off of resource properties(1)	Nil	(129,735)	(23,534)
Write-off of loan and deferred acquisition costs(2)	(1,106,122)	Nil	Nil
Net Income (Loss)	(1,399,722)	(574,644)	(245,762)
Working Capital	(148,035)	59,874	788,484
Mineral Properties Acquisition and deferred exploration and development costs **Deferred investment and loan** **Other Assets(3)**	 Nil 197,855 20,035	 26,794 910,268 31,216	 118,186 Nil 6,019
Long Term Liabilities	Nil	Nil	Nil
(Loss) Per Share Number of Securities(4)	$(0.25) 9,129,962	$(0.11) 8,596,629	$(0.07) 4,548,053

(1)In fiscal 2000 the Company wrote-off resource acquisition and development costs totaling $129,735 (1999:$23,534) pertaining to its U.S. resource properties;
(2)In fiscal 2001 the Company wrote-off all deferred acqauisition and loan costs totaling $1,106,122 pertaining to the proposed acquisition of IPWorld Communication Corp.
(3)This includes office equipment and leasehold improvements.
(4)The Loss Per Share is calculated on the weighted-average number of common shares outstanding for the year prior to consolidation. On August 29, 2002 the Company consolidated its share capital on a 4 old for 1 new basis.

The Company's accounting policy is to record its mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

Dividends

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the year-ended December 31, 2001 and quarter ended June 30, 2002. The December 31, 2001 audited financial statements are incorporated herein by reference and are contained in the Company's Information Circular dated May 15, 2002.

On August 29, 2002, pursuant to a special resolution passed by shareholders, the Company consolidated its share capital on a 4 old for 1 new basis and the name of the Company was changed from Consolidated Earth Stewards Inc. to Royal County Minerals Corp.

Discussion of Operations and Financial Condition

The Company does not have any operating revenues, and as a junior resource company engaged in mineral exploration, the Company does not anticipate generating any operating revenues in the next few years. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects this to be the only source of its income for the next few years. The Company expects to rely upon equity financing as its primary source of funding.

On March 27, 2002 the Company terminated its agreement to acquire a broadband fiber optics communications service provider and as at December 31, 2001, the Company had written down advances of $950,927 to $1. General and administration expenses for the 6 month period ended June 30, 2002 decreased from $185,485 in 2001 to $117,118 in 2001. The Company expects these expenses to remain at a similar level for the balance of the year.

The Company's investor relations costs decreased to $4,759 for the 6 month period from $41,116 for the same period in 2000 as the Company terminated the services of an investor relations firm effective September 30, 2001.

During the period, the Company paid management fees of $30,000 and interest of $1,007 to the President of the Company, and consulting fees of $10,750 to the Secretary of the Company.

Financing, Principal Purposes and Milestones

The Company completed a private placement financing of $504,500 by issuing 2,522,500 post-consolidated shares at a price of $.20 per share along with warrants to purchase an additional 2,522,500 shares at $.28 per share for a two year period. These funds will be used to pay outstanding liabilities of the Company, to provide general working capital and to pay the acquisition and initial work program costs associated with the Kinaskan Lake property.

Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of the mineral property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

MARKET FOR SECURITIES

The Company's shares of common stock are listed on the TSX Venture Exchange, British Columbia, Canada. The Company's trading symbol is "RMI".

Each share of common stock has one vote on all matters on which shareholders may vote and holders thereof are entitled to received dividends when and if declared by the board of directors of the Company. Holders of shares of the common stock have no preemptive rights nor conversion rights. The shares are not subject to further calls or assessment.

DIRECTORS AND OFFICERS

Listed below is certain information about the directors and executive officers of the Company. Each director is elected at the annual general meeting of shareholders to serve until the next annual general meeting or until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board of Directors.

Name, Age, Municipality of Residence and Position with the Company	**Principal Occupation**	**Number of Securities of the Company beneficially owned (directly or indirectly)** #	**%**
Devinder Randhawa Kelowna, B.C. **President and Director** Age 43	President and Director of the Company since 1998; President of RD Capital Inc. of Kelowna, British Columbia since September 1995, a company involved in corporate finance consulting. President of First Smart Sensor Corp., from December 1994 to September 1995, a private company developing a gas leak detection system; Prior thereto, a registered representative of Canaccord Securities Inc.	1,034,083 Shares	21.5%
Robert Hemmerling Kelowna, B.C. **Secretary** Age 43	Secretary of the Company since May 30, 1999. Communications Manager, Strathmore Minerals Corp. September 1996 to present.	8,709 Shares	.1%
Daryle Edstrom Kelowna BC **Director** Age:52	Businessman and Self-employed Dentist.	21,103	.4%
Michael Halvorson Edmonton, AB **Director** Age:57	Self-employed Businessman. Mr. Halvorson is a director of number of public companies listed on the CDNX and the Toronto Stock Exchanges.	125,000	2.6%

The audit committee is comprised of Devinder Randhawa, Daryle Edstrom and Michael Halvorson.

Corporate Cease Trade Orders or Bankruptcies

In 1997, Devinder Randhawa and Robert Hemmerling were hired to assist in the reorganization of Knowledge Plus Multimedia. However, the reorganization efforts could not be completed in a timely manner which caused the financial statements to be delinquent and Knowledge Plus Multimedia was subsequently suspended.

Other than as stated above, during the periods the above directors, officers and promoters served such other issuers, none of those issuers were the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days; or, were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

In February and March, 1996, Devinder Randhawa was subject to a hearing before a Hearing Panel of the Vancouver Stock Exchange in relation to alleged breaches of certain VSE Rules and By-Laws. As a result of the Decision on Sanction dated March 21, 1996, Devinder Randhawa was fined $5,000, assessed costs of $9,202 and made subject to other restrictions upon his re-entry to the industry which are fully set out in the decision. The fine and costs have been paid.

On March 26, 1996, Devinder Randhawa appealed the decision to the British Columbia Securities Commission ("Commission"). The Commission set aside certain rulings of most of the decision of the VSE Hearing Panel. However, the Commission held that Devinder Randhawa had breached the VSE rule that he loaned monies to a public company without the knowledge off his employer. The balance of the findings of the VSE Hearing Panel were set aside. The result was that Devinder Randhawa was required to pay a fine of $2,000, re-write the Conduct and Practices Handbook examination, and if reinstated, be placed under strict supervision for a period of three months. In addition, the order made by the VSE Hearing Panel that Devinder Randhawa pay costs was set aside.

Other than as stated above, no director, officer or promoter of the Issuer has, within the previous ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Issuer has, within the previous five years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceeding, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed.

Conflicts of Interest

Certain of the directors and officers of the Issuer serve as directors and/or officers of other companies. Accordingly, it may occur that contracts will be offered to both the Issuer and such other companies. As a result, there may be situations which involve a conflict of interest. In that event, any interested directors would be required to declare the nature and extent of their interest and would not be entitled to vote at meetings of directors which evoke such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interest of the Issuer.

ADDITIONAL INFORMATION

The Company will provide, upon request to its Secretary, at Suite 810, 1708 Dolphin Ave., Kelowna, B.C., V1Y 9S4

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

 (i) one copy of this Annual Information Form;

 (ii) one copy of its comparative financial statements for its year ended December 31, 2001 and auditors' report thereon;

 (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2001;

 (iv) one copy of its Management Information Circular dated May 15, 2002 in respect of its 2002 annual general meeting of shareholders; and

 (v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a)(i) to (a)(iv) above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of shareholders that involved the election of directors dated May 15, 2002 and additional financial information is provided in the Company's comparative audited financial statements for its most recently completed financial year ended December 31, 2001.

Schedule E

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ROYAL COUNTY MINERALS CORP. (formerly Consolidated Earth Stewards Inc.)	02	12	31	03	03	08

ISSUER ADDRESS				
1708 DOLPHIN AVENUE, SUITE 810				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
KELOWNA	BC	V1Y 9S4	250-868-8493	250-868-8177
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
DEVINDER RANDHAWA		DIRECTOR		250-868-8177
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
dev@rdcapital.com		n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"DEVINDER RANDHAWA"	DEVINDER RANDHAWA	03	03	25
"CRAIG CHRISTY"	CRAIG CHRISTY	03	03	25

FIN51-901F Rev.2000/12/19

ROYAL COUNTY MINERALS CORP.
(formerly Consolidated Earth Stewards Inc.)
FORM 51-901F – QUARTERLY AND YEAR END REPORT
DECEMBER 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended December 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See attached audited financial statements for the year ended December 31, 2002.

2. Related party transactions: See Note 10 of the attached audited financial statements for the year ended December 31, 2002.

3. Summary of securities issued and options granted during the period:

   a) Securities issued during the period:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
September 3, 2002	Common shares	Private placement	2,522,500	$ 0.20	$ 504,500	Cash	$Nil
October 24, 2002	Common shares	Cancellation of escrow shares	(87,500)	-	-	-	Nil

   b) Options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:

   a) Authorized: 25,000,000 common shares without par value

   b) Issued: 4,717,489 common shares with a stated value of $5,949,884

   c) As at December 31, 2002, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
2,522,500	$ 0.28	September 3, 2004

   There were no incentive stock options outstanding at December 31, 2002.

   d) Common shares currently held in escrow: Nil

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of Directors and Officers:
   Devinder Randhawa, President and Director
   Daryle Edstrom, Director (resigned – November 12, 2002)
   Michael Halvorson, Director
   Bob Hemmerling, Secretary
   Craig Christy, Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

General

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the year-ended December 31, 2002 (the "Financial Statements")

On August 29, 2002, pursuant to a special resolution passed by shareholders, the Company consolidated its share capital on a 4 old for 1 new basis and changed its name from Consolidated Earth Stewards Inc. to Royal County Minerals Corp.

Description of Business

On May 15, 2002, the Company entered into an option agreement to purchase 27 mineral claims know as the Kinaskan Lake Project, from Viceroy Resource Corporation ("Viceroy") in consideration of a cash payment of $12,000 and the issuance of 100,000 post consolidated shares upon approval of the TSX Venture Exchange and two subsequent payments on the anniversary date, of 100,000 post consolidated shares. Viceroy will retain a 1% net smelter royalty, one half of which may be purchased by the Company for $500,000. The Kinaskan Lake Project is situated in the Liard Mining District in British Columbia.

In addition, Viceroy participated in the subsequent private placement financing of the Company and as a result of this participation, became a significant shareholder of the Company holding in excess of 10% of the then issued share capital.

Discussion of Operations and Financial Condition

The Company does not have any operating revenues, and as a junior resource company engaged in mineral exploration, the Company does not anticipate generating any operating revenues in the next few years. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects this to be the only source of its income for the next few years. The Company expects to rely upon equity financing as its primary source of funding.

On March 27, 2002 the Company terminated its agreement to acquire a broadband fiber optics communications service provider and as at December 31, 2001, the Company had written down advances of $950,927 to $1.

General and administration expenses for the year ended December 31, 2002 decreased from $293,600 in 2001 to $269,754 in 2002. The Company expects these expenses to remain at a similar level for the forthcoming year.

The Company's investor relations costs decreased to $8,809 for the period from $41,824 for the same period in 2001 as the Company terminated the services of an investor relations firm effective September 30, 2001.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Discussion of Operations and Financial Condition (cont'd...)

During the period, the Company paid management fees of $50,000 to the President of the Company, administration and consulting fees of $23,000 to the Secretary of the Company and consulting fees of $8,400 to a company controlled by a director.

During the period ended December 31, 2002 the Company incurred deferred exploration costs on the Kinaskan Lake Project in the total amount of $97,667.

Financing, Principal Purposes and Milestones

The Company completed a private placement financing of $504,500 by issuing 2,522,500 post-consolidated shares at a price of $.20 per share along with warrants to purchase an additional 2,522,500 shares at $.28 per share for a two year period. These funds were used to pay outstanding liabilities of the Company, to provide general working capital and to pay the acquisition and initial work program costs associated with the Kinaskan Lake property.

Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of the mineral property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Subsequent Events

The Company raised $200,000 by issuing 800,000 shares at $.25 per share and warrants to acquire an additional 800,000 shares at $.25 per share for 2 years.

The Company entered into an option agreement to acquire a 50% interest in the Bonanza Property comprised of the Emma 1, Thompson 1 and David 1 mineral claims located in the Vancouver Mining Division of British Columbia for consideration of the following:

i) cash payments of $10,000 (paid) on regulatory approval and additional $90,000 in staged payments to December 31, 2006
ii) the issuance of 50,000 (issued) common shares of the Company on regulatory approval and an additional 50,000 common shares within one year
iii) expending a minimum of $100,000 in exploration expenditures each calendar year with a minimum aggregate of $1,000,000 in expenditures by 2007.

The claims are subject to a net smelter return royalty of 2% which may be repurchased by the Company for $2,000,000.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Subsequent Events (cont'd...)

The Company entered into an option agreement with Viceroy Resource Corporation to acquire a 100% interest in the QCM Property located in the Manson Creek area of British Columbia for a cash payment of $4,000 (paid) and the issuance of 50,000 (issued) common shares of the Company. The Company must also issue an additional 50,000 common shares within one year. The claims are subject to a net smelter return royalty of 1%, one-half of which may be repurchased by the Company for $500,000 for a term of 25 years.

The Company entered into an option agreement with Viceroy Resource Corporation to acquire a 100% interest in the Big Sheep Mountain and Relay Creek mineral claims located in the Goldbridge area of British Columbia for a cash payment $12,000 (paid) and issuance of 150,000 (issued) common shares. The Company must also issue an additional 150,000 common shares within one year. The claims are subject to a net smelter return royalty of 1%, one-half of which may be repurchased by the Company for $500,000 for a term of 25 years.

The Company entered into an option agreement to acquire a 100% interest in the Bob Creek mineral claims located in the Omineca Mining Division, British Columbia for the issuance of 50,000 (issued) common shares on regulatory approval and the issuance of an additional 50,000 common shares within one year.

The Company granted incentive stock options enabling the holders to acquire 470,000 common shares exercisable at a price of $0.25 until January 10, 2005.

The Company entered into an agreement with International Curator Resources Ltd. ("Curator") pursuant to which Curator will make a share exchange take-over bid to the shareholders of the Company to acquire 100% of the issued and outstanding common shares of the Company subject to a number of conditions including shareholder and regulatory approval. The shareholders of the Company would receive four Curator shares in exchange for each share of the Company.

ROYAL COUNTY MINERALS CORP.
(formerly Consolidated Earth Stewards Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Royal County Minerals Corp.
(formerly Consolidated Earth Stewards Inc.)

We have audited the balance sheet of Royal County Minerals Corp. (formerly Consolidated Earth Stewards Inc.) as at December 31, 2002 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited financial statements at December 31, 2001 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated May 10, 2002.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

March 8, 2003

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ROYAL COUNTY MINERALS CORP.
(formerly Consolidated Earth Stewards Inc.)
BALANCE SHEET
AS AT DECEMBER 31

	2002	2001
ASSETS		
Current		
Cash	$ 55,015	$ -
Restricted cash (Note 14)	100,000	-
Receivables	34,867	6,185
Prepaid expenses and deposits	965	570
	190,847	6,755
Capital assets (Note 3)	12,930	20,035
Loan receivable (Note 4)	-	1
Investment in joint venture (Note 5)	-	1
Mineral properties (Note 6)	109,667	-
	$ 313,444	$ 26,792
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Bank overdraft	$ -	$ 537
Accounts payable and accrued liabilities	56,214	45,757
Advance payable (Note 7)	25,500	25,500
Due to related parties (Note 10)	24,984	82,996
	106,698	154,790
Shareholders' equity (deficiency)		
Capital stock (Note 8)	5,949,884	5,445,384
Subscriptions received in advance (Note 14)	100,000	-
Deficit	(5,843,138)	(5,573,382)
	206,746	(127,998)
	$ 313,444	$ 26,792

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)

On behalf of the Board:

"Devinder Randhawa" Director "Craig Christy" Director

The accompanying notes are an integral part of these financial statements.

ROYAL COUNTY MINERALS CORP.
(formerly Consolidated Earth Stewards Inc.)
STATEMENT OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2002	2001
GENERAL AND ADMINISTRATION EXPENSES		
Accounting and audit fees	$ 23,306	$ 20,852
Administration fees	11,667	17,000
Amortization	7,329	11,422
Consulting fees	36,710	18,683
Investor relations	8,809	41,824
Legal fees	26,971	15,596
Management fees	57,500	60,000
Office and miscellaneous	13,013	6,586
Property investigation costs	4,678	-
Regulatory and transfer agent fees	14,274	13,143
Rent and telephone	12,789	26,534
Travel and promotion	35,679	27,693
Wages and benefits	17,029	34,267
	(269,754)	(293,600)
OTHER ITEMS		
Write-off of deferred investment costs (Note 4)	-	(155,196)
Write-down of loan receivable (Note 4)	(1)	(950,926)
Write-off of investment in joint venture (Note 5)	(1)	-
	(2)	(1,106,122)
Loss for the year	(269,756)	(1,399,722)
Deficit, beginning of the year	(5,573,382)	(4,173,660)
Deficit, end of the year	$ (5,843,138)	$ (5,573,382)
Basic and diluted loss per common share	$ (0.08)	$ (0.62)
Weighted average number of common shares outstanding	3,364,208	2,261,212

The accompanying notes are an integral part of these financial statements.

ROYAL COUNTY MINERALS CORP.
(formerly Consolidated Earth Stewards Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$	(269,756)	$	(1,399,722)
Items not affecting cash:				
Amortization		7,329		11,422
Gain on write-off of accounts payable		-		(2,083)
Write-off of deferred investment costs		-		155,196
Write-down of loan receivable		1		950,926
Write-off of investment in joint venture		1		-
Changes in non-cash working capital items:				
(Increase) decrease in receivables		(28,682)		7,481
(Increase) decrease in prepaid expenses and deposits		(395)		12,900
Increase (decrease) in accounts payable and accrued liabilities		10,457		(20,164)
Increase (decrease) in amounts due to related parties		(58,012)		51,406
Net cash used in operating activities		(339,057)		(232,638)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets		(224)		(241)
Mineral properties		(109,667)		-
Loan receivable		-		(118,509)
Deferred investment costs		-		(79,346)
Net cash used in investing activities		(109,891)		(198,096)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of capital stock		504,500		272,000
Advances payable		-		25,500
Proceeds from subscriptions received in advance		100,000		-
Net cash provided by financing activities		604,500		297,500
Change in cash position during the year		155,552		(133,234)
Cash position, beginning of year		(537)		132,697
Cash position, end of year	$	155,015	$	(537)
Cash position is represented by:				
Cash	$	55,015	$	-
Restricted cash		100,000		-
Bank overdraft		-		(537)
	$	155,015	$	(537)

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Royal County Minerals Corp. (the "Company") is a development stage company incorporated under the laws of the Province of British Columbia. The Company intended to enter into the business of broadband fiber optics communication but abandoned its plans to acquire a broadband fiber optics communication service provider during the year ended December 31, 2001. The Company is currently in the process of acquiring and exploring mineral resource properties.

During the current year, the Company consolidated its outstanding common shares on the basis of four existing shares to one new share and changed its name from Consolidated Earth Stewards Inc. to Royal County Minerals Corp. All references to number of shares and per share amounts have been retroactively restated to reflect the consolidation.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, completing public equity financing or generating profitable operations in the future.

	2002	2001
Working capital (deficiency)	$ 84,149	$ (148,035)
Deficit	(5,843,138)	(5,573,382)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is recorded at the following annual rates and methods:

Equipment	30% declining balance
Leasehold improvements	2 year straight-line

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-though share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange. Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The policy has been applied to awards granted on or after the date of adoption. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings (loss) and earnings (loss) per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Income taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Equipment	$ 33,041	$ 20,111	$ 12,930	$ 32,817	$ 14,618	$ 18,199
Leasehold improvements	7,346	7,346	-	7,346	5,510	1,836
	$ 40,387	$ 27,457	$ 12,930	$ 40,163	$ 20,128	$ 20,035

4. LOAN RECEIVABLE

During fiscal 2000 the Company entered into an agreement to acquire all the issued and outstanding shares of a broadband fiber optics communications services provider in exchange for 2,250,000 common shares of the Company. In accordance with the agreement, the Company advanced an unsecured, non-interest bearing loan of $950,927. The Company terminated the agreement and the loan was written-down to a nominal amount of $1 during fiscal 2001. The Company also charged deferred investment costs of $155,196 to operations during fiscal 2001. The amount remaining has been written-off in the current year.

5. INVESTMENT IN JOINT VENTURE

In fiscal 1992, the Company entered in to a joint venture agreement with 984694 Ontario Limited ("984694") for the commercialization of certain rights to intellectual property and technology for use in the preparation of composite materials. In fiscal 1993, the original joint venture was dissolved and the Company's investment in the joint venture was written down to a nominal value of $1. In fiscal 1997, the Company entered into a revenue sharing agreement with 984694 to share in revenue generated by the technology. The Company has never received any funds pursuant to the agreement and has written-off the nominal amount of $1 during the current year.

6. MINERAL PROPERTIES

Kinaskan Lake, British Columbia

	Acquisition Costs	Deferred Exploration Costs	Total 2002	Total 2001
Kinaskan Lake, British Columbia	$ 12,000	$ 97,667	$ 109,667	$ -

Deferred exploration costs on Kinaskan Lake were incurred during the current year as follows:

Assaying	$ 7,911
Consulting	35,356
Labour	25,200
Reports and maps	6,172
Transportation	23,028
Balance, end of year	$ 97,667

The Company entered into an option agreement with a significant shareholder of the Comp any to acquire a 100% interest in the Kinaskan Lake mineral claims located in the Liard Mining District, British Columbia by paying $12,000 and agreeing to issue 300,000 common shares of the Company over two years. Subsequent to December 31, 2002, the Company issued 100,000 common shares pursuant to this option agreement. The claims are subject to a net smelter return royalty of 1%, one-half of which may be repurchased by the Company for $500,000 for a term of 25 years.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

7. ADVANCE PAYABLE

The advance payable is unsecured, non-interest bearing and has no specific terms for repayment.

8. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
25,000,000 common shares without par value			
Issued			
Balance as at December 31, 2000	2,149,156	$	5,173,384
Exercise of warrants	133,333		272,000
Balance as at December 31, 2001	2,282,489		5,445,384
Private placement	2,522,500		504,500
Cancellation of escrow shares	(87,500)		-
Balance as at December 31, 2002	4,717,489	$	5,949,884

As at December 31, 2002, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
2,522,500	$ 0.28	September 3, 2004

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

There were no significant non-cash transactions during the years ended December 31, 2002 and 2001.

165

10. RELATED PARTY TRANSACTIONS

The amounts due to related parties at December 31, 2002 are due to companies with common directors. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid management fees, rent and advances on behalf of the Company.

Included in receivables at December 31, 2002 is $8,249 (2001 - $Nil) due from a company with common directors. The amount is unsecured, non-interest bearing with no specific terms of repayment.

The following amounts were paid or accrued to directors and officers of the Company or companies with common directors for services provided:

		2002		2001
Administration fees	$	11,667	$	17,000
Consulting fees		20,942		17,000
Management fees		57,500		60,000
	$	90,109	$	94,000

During the year ended December 31, 2001, the Company recovered $6,500 of rent expense from companies with common directors for sub-leasing office space.

These transactions were in the normal course of operations and were measured at the exchange amount, which was the amount of consideration established and agreed to by the related parties.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

		2002		2001
Loss before income taxes	$	(269,756)	$	(1,339,772)
Income taxes (recovery) at statutory rates	$	(106,823)	$	(597,516)
Write-off of loan receivable		-		424,113
Write-off of deferred investment costs		-		69,217
Share issue costs		(10,596)		(11,935)
Non deductible items		4,634		5,568
Unrecognized benefits of non-capital losses		112,785		110,553
Total income taxes	$	-	$	-

11. INCOME TAXES (cont'd...)

The tax effects of temporary differences that give rise to significant components of future income tax assets are as follows:

		2002		2001
Future income tax assets:				
Mineral property and related exploration expenditures	$	212,110	$	251,598
Non-capital losses available for future periods		454,476		537,301
Capital and other assets		54,077		60,890
Capital losses available		282,128		122,595
Share issue costs		20,123		35,804
		1,022,914		1,008,188
Valuation allowance		(1,022,914)		(1,008,188)
Net future income tax assets	$	-	$	-

The Company has incurred operating losses of approximately $1,209,000 which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses of approximately $550,000 and resource exploration expenditures of approximately $673,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

12. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating and geographic segment, being the acquisition and exploration of mineral resource properties in Canada.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, receivables, accounts payable and accrued liabilities, advances payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

14. SUBSEQUENT EVENTS

Subsequent to December 31, 2002:

a) The Company issued 400,000 units for proceeds of $100,000 which were received during the current year and recorded as restricted cash. Each unit consists of one flow-through common share and a warrant to purchase one additional non flow-through common share at $0.25 expiring January 9, 2005.

b) The Company issued 400,000 units for proceeds of $100,000. Each unit consists of one common share and one share purchase warrant to acquire one additional common share at $0.25 expiring February 6, 2005.

c) The Company issued 100,000 common shares pursuant to the Kinaskan Lake option agreement to acquire mineral properties (Note 6).

d) The Company entered into an option agreement to acquire a 50% interest in the Bonanza Property comprised of the Emma 1, Thompson 1 and David 1 mineral claims located in the Vancouver Mining Division of British Columbia for consideration of the following:

   i) cash payments of $10,000 (paid) on regulatory approval and additional $90,000 in staged payments to December 31, 2006

   ii) the issuance of 50,000 (issued) common shares of the Company on regulatory approval and an additional 50,000 common shares within one year

   iii) expending a minimum of $100,000 in exploration expenditures each calendar year with a minimum aggregate of $1,000,000 in expenditures by 2007.

   The claims are subject to a net smelter return royalty of 2% which may be repurchased by the Company for $2,000,000.

e) The Company entered into an option agreement with a significant shareholder of the Company to acquire a 100% interest in the QCM Property located in the Manson Creek area of British Columbia for a cash payment of $4,000 (paid) and the issuance of 50,000 (issued) common shares of the Company. The Company must also issue an additional 50,000 common shares within one year. The claims are subject to a net smelter return royalty of 1%, one-half of which may be repurchased by the Company for $500,000 for a term of 25 years.

f) The Company entered into an option agreement with a significant shareholder of the Company to acquire a 100% interest in the Big Sheep Mountain and Relay Creek mineral claims located in the Goldbridge area of British Columbia for a cash payment $12,000 (paid) and issuance of 150,000 (issued) common shares. The Company must also issue an additional 150,000 common shares within one year. The claims are subject to a net smelter return royalty of 1%, one-half of which may be repurchased by the Company for $500,000 for a term of 25 years.

g) The Company entered into an option agreement to acquire a 100% interest in the Bob Creek mineral claims located in the Omineca Mining Division, British Columbia for the issuance of 50,000 (issued) common shares on regulatory approval and the issuance of an additional 50,000 common shares within two years.

h) The Company received regulatory approval for a stock option plan pursuant to which 520,000 common shares have been reserved for issuance and granted incentive stock options enabling the holders to acquire 470,000 common shares exercisable at a price of $0.25 until January 10, 2005.

14. SUBSEQUENT EVENTS (cont'd...)

i) The Company entered into an agreement with International Curator Resources Ltd. ("Curator") pursuant to which Curator will make a share exchange take-over bid to the shareholders of the Company to acquire 100% of the issued and outstanding common shares of the Company subject to a number of conditions including shareholder and regulatory approval. The shareholders of the Company would receive four Curator shares in exchange for each share of the Company.

CONFIDENTIAL **IDB LOAN No. 1319/OC-DR**

SHARE RETENTION AGREEMENT

by and among

Distribuidora Dominicana de Electricidad, S.A.

as the Shareholder

and

Empresa Distribuidora de Electricidad del Norte, S.A.

and

Empresa Distribuidora de Electricidad del Sur, S.A.

as the Borrowers

and

Inter-American Development Bank

as Lender

dated as of December 13, 2001

This **SHARE RETENTION AGREEMENT** dated as of December 13, 2001 (this "Agreement") by and among **DISTRIBUIDORA DOMINICANA DE ELECTRICIDAD, S.A.**, (Didoel), a *Sociedad Anónima* organized and existing under the laws of the Dominican Republic, with a service address at Calle El Recodo No. 2, Edificio Monte Mirador, Ensanche Bella Vista, Santo Domingo, Dominican Republic, (the "Shareholder"); **EMPRESA DISTRIBUIDORA DE ELECTRICIDAD DEL NORTE, S.A.**, a *Sociedad Anónima* organized under the laws of the Dominican Republic, with principal offices and domicile at Avenida Tiradentes No. 47, Torre Serrano, Santo Domingo, Dominican Republic ("Edenorte"); **EMPRESA DISTRIBUIDORA DE ELECTRICIDAD DEL SUR, S.A.**, a *Sociedad Anónima* organized under the laws of the Dominican Republic, with principal offices and domicile at Avenida Tiradentes No. 47, Torre Serrano, Santo Domingo, Dominican Republic ("Edesur"); and the **INTER-AMERICAN DEVELOPMENT BANK**, an international organization established by the Articles of Agreement among its member countries ("IDB"), sets forth the binding agreement of the parties hereto.

WITNESSETH

WHEREAS, Edenorte and Edesur (collectively, the "Borrowers") and IDB have entered into that certain Loan Agreement dated as of December 13, 2001 (the "Loan Agreement"), effective as of the "Effective Date" (as defined therein), pursuant to the terms of which IDB has agreed to make available, and Borrowers have agreed to borrow, two (2) loans (one for each of the Borrowers) (defined, collectively, in the Loan Agreement as the "Loans") for the financing by IDB of "Capital Expenditures" (as defined in the Loan Agreement) and certain related costs and expenses of the Borrowers in connection with the distribution by the Borrowers of electric energy in the Dominican Republic, in accordance with the terms and conditions set forth therein;

WHEREAS, the total authorized share capital of Edenorte consists of three billion two hundred fifty million Dominican Pesos (RD$3,250,000,000.00) divided into sixteen million two hundred fifty thousand (16,250,000) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and sixteen million two hundred fifty thousand (16,250,000) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share (the "Edenorte Authorized Share Capital");

WHEREAS, the total authorized share capital of Edesur consists of three billion four hundred eighty million Dominican Pesos (RD$3,480,000,000.00) divided into seventeen million four hundred thousand (17,400,000) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and seventeen million four hundred thousand (17,400,000) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share (the "Edesur Authorized Share Capital");

WHEREAS, all of the issued and outstanding capital of Edenorte is represented by sixteen million two hundred five thousand fifty-one (16,205,051) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and sixteen million two hundred five thousand fifty-one (16,205,051) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share (collectively, the "Edenorte Shares");

WHEREAS, all of the issued and outstanding Edesur capital is represented by seventeen million three hundred eighty-one thousand three hundred five (17,381,305) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and seventeen million three hundred eighty-one thousand four hundred fifty-three (17,381,453) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share (collectively, the "Edesur Shares");

WHEREAS, the Shareholder is the legal, beneficial and record owner of (a) fifty percent (50%) of the Edenorte Shares, represented by sixteen million two hundred five thousand fifty-one (16,205,051) Class "B" shares of Edenorte (constituting in turn one hundred percent (100%) of the total Class "B" Shares of Edenorte) and (b) fifty percent (50%) of the Edesur Shares, represented by seventeen million three hundred eighty-one thousand three hundred seventy-nine (17,381,379) Class "B" shares of Edesur (constituting in turn ninety-nine point ninety-nine percent (99.99%) of the total Class "B" Shares of Edesur) (the Edenorte Shares and the Edesur Shares referred to, collectively, as the "Borrowers' Shares");

WHEREAS, la Corporación Dominicana de Empresas Eléctricas Estatales, an Autonomous Agency of the Government of the Dominican Republic, created pursuant to the General Electricity Law dated July 26, 2001 and existing under the laws of the Dominican Republic ("CDEEE"), as successor of the Corporación Dominicana de Electricidad, is the legal, beneficial and record owner of (a) forty-nine point ninety-eight percent (49.98%) of the Edenorte Shares, represented by sixteen million one hundred ninety-eight thousand three hundred forty-four (16,198,344) Class "A" shares of Edenorte (constituting ninety-nine point ninety-six percent (99.96%) of the total Class A Shares of Edenorte) and (b) forty-nine point ninety six percent (49.96%) of the Edesur Shares, represented by seventeen million three hundred sixty-seven thousand seven hundred thirty-eight (17,367,738) Class "A" shares of Edesur (constituting ninety-nine point ninety-two percent (99.92%) of the total Class "A" Shares of Edesur); and

WHEREAS, it is a condition precedent to the making of any "Disbursement" (as described in the Loan Agreement) that the parties hereto enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. **Definitions and Interpretation**. In this Agreement, capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Loan Agreement, and the principles of interpretation set forth in Section 1.3 (*Interpretation*) of the Loan Agreement shall be applicable to this Agreement *mutatis mutandis* (e.g., any reference to a Section is a reference to a section of this Agreement unless otherwise specified).

Section 2. **Effectiveness; Ownership of the Borrowers' Shares**. This Agreement shall be effective as of the Effective Date. The Shareholder hereby covenants and agrees that, throughout the term of this Agreement:

(a) Except as expressly permitted pursuant to Section 3, the Shareholder shall at all times maintain all of its rights in and to the Borrowers' Shares including, without limitation, those rights set forth in Section 4(h), in accordance with the terms of this Agreement and the other Financing Documents.

(b) Any additional shares of stock in any Borrower, or options, warrants, proxies or other rights arising therein or with respect thereto, hereafter acquired by the Shareholder (whether as a result of any increase in the Edenorte Authorized Share Capital or the Edesur Authorized Share Capital pursuant to the Organizational Documents of Edenorte or Edesur, any purchase by the Shareholder of additional shares of stock in any Borrower, any conversion of the Shares or otherwise) shall be deemed to be "Borrowers' Shares" and for purposes of this Agreement, shall be subject to all of the terms and conditions hereof, including any restrictions on transfer set forth herein.

Section 3. Share Transfer Restrictions. Except as and to the extent required pursuant to the Loan Agreement or any other Financing Document, the Shareholder hereby covenants and agrees that it shall not sell, offer to sell, convey, assign, pledge, encumber or otherwise transfer any legal or beneficial ownership interest of Didoel (whether direct or indirect) in any of the Borrowers' Shares, or any voting rights, rights to purchase, warrants, options or participations (or any equivalents thereof, substitutes therefor or interests therein, however designated), without the prior written consent of IDB (which consent may be granted or withheld at the sole discretion of IDB).

Section 4. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to IDB as of the date hereof and as of the First Disbursement Date, that:

(a) With respect to Edenorte:

(i) The Edenorte Authorized Share Capital consists in the aggregate of three billion two hundred fifty million Dominican Pesos (RD$3,250,000,000.00) divided into sixteen million two hundred fifty thousand (16,250,000) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and sixteen million two hundred fifty thousand (16,250,000) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share. With respect to the Edenorte Shares, Edenorte has not issued any securities convertible into shares, options in shares, or rights or calls for shares, or any securities or instruments convertible into shares.

(ii) All of the issued and outstanding capital of Edenorte is represented by the Edenorte Shares consisting, in the aggregate, of sixteen million two hundred five thousand fifty-one (16,205,051) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and sixteen million two hundred five thousand fifty-one (16,205,051) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share.

(iii) Each Edenorte Share is entitled to one vote with respect to all matters requiring a vote of the shareholders of Edenorte under Applicable Law, and all Edenorte Shares have been validly issued and fully paid and are non-assessable.

(b) With respect to Edesur:

(i) The Edesur Authorized Share Capital consists in the aggregate of three billion four hundred eighty million Dominican Pesos (RD$3,480,000,000.00) divided into seventeen million four hundred thousand (17,400,000) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and seventeen million four hundred thousand (17,400,000) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share. With respect to the Edesur Shares, Edesur has not issued any securities convertible into shares, or options in, or rights or calls for shares, or any securities or instruments convertible into shares.

(ii) All of the issued and outstanding capital of Edesur is represented by the Edesur Shares consisting, in the aggregate, of seventeen million three hundred eighty-one thousand three hundred five (17,381,305) Class "A" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share, and seventeen million three hundred eighty-one thousand four hundred fifty-three (17,381,453) Class "B" shares of nominal or par value of one hundred Dominican Pesos (RD$100.00) per share.

(iii) Each Edesur Share is entitled to one vote with respect to all matters requiring a vote of the shareholders of Borrower under Applicable Law, and all Edesur Shares have been validly issued and fully paid and are non-assessable.

(c) Except as provided in the Loan Agreement, the Organizational Documents of the Borrowers and Applicable Law, no Person has any right or interest in, or claim to, any of the Borrowers' Shares.

(d) The Shareholder is a company duly incorporated and validly existing under the laws of its incorporation, and has taken all necessary actions to authorize its execution, delivery and performance of this Agreement.

(e) This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation enforceable against it in accordance with the terms hereof, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally or general principles of equity.

(f) No Authorization or action of any kind is or will be necessary for the valid execution, delivery or performance by the Shareholder of this Agreement, except for such Authorizations that it has heretofore obtained, which remain in full force and effect, copies of which have been delivered to IDB.

(g) The execution, delivery and performance by the Shareholder of this Agreement will not conflict with, constitute or cause a breach or default under or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination, award, Organizational Document or any agreement, instrument or document to which it is a party or by which it or any of its assets is bound.

(h) The Shareholder is the sole legal, beneficial and record owner of the Borrowers' Shares.

(i) Except as provided in the Loan Agreement and the Organizational Documents, the Shareholder has not entered into any agreement to sell, offer to sell, convey, assign, pledge, encumber or otherwise transfer any ownership interest of Didoel (whether direct or indirect, legal or beneficial) in or to any Edenorte Shares or Edesur Shares, or with respect to voting rights, rights to purchase, warrants, options and participations in or to any Edenorte Shares or Edesur Shares (or other equivalents thereof, substitutes for or interests therein, however designated). With respect to each Borrower, its Shares are not subject to any rights of first refusal in favor of any Person other than CDEEE and the remaining Class "A" shareholders of each Borrower, pursuant to it Organizational Documents and Applicable Law.

(j) The Shareholder has delivered to IDB a certified copy of the share registry of each Borrower, true and correct as of the date hereof, evidencing the Edenorte Authorized Share Capital, the Edesur Authorized Share Capital, the Edenorte Shares and the Edesur Shares (and all pledges and other encumbrances on or with respect to the Edenorte Shares and Edesur Shares).

Section 5. Other Covenants of the Shareholder. The Shareholder hereby covenants and agrees that, throughout the term of this Agreement:

(a) except as contemplated in Subsection 5(d)(ii) it shall not permit, authorize or cause any amendment of, the Organizational Documents of a Borrower without the prior written consent of IDB;

(b) it shall not permit, authorize or cause any increase or reduction in the Edenorte Authorized Share Capital, the Edesur Authorized Share Capital, the Edenorte Shares, or the Edesur Shares, without the prior written consent of IDB;

(c) it shall comply with the restrictions and limitations on each Borrower, its management, organization and activities, as set forth in the Transaction Documents, including without limitation Article VI (*Covenants*) of the Loan Agreement, and shall not permit, authorize or otherwise cause any Default; and

(d) it shall (i) vote the Borrowers' Shares, at meetings of the shareholders of the Borrowers, so as to cause the Borrowers to perform their respective obligations under the Transaction Documents; (ii) vote in favor of the amendments to the Organizational Documents of each of the Borrowers, as set forth in Section 5.3.3 (*Amendments to Bylaws*) of the Loan Agreement and Exhibit 57 (*Form of Amendments to Bylaws of EDENORTE and EDESUR*) at any meeting of the shareholders of the Borrowers, so as to cause the Organizational Documents of each of the Borrowers to be amended in compliance with the Loan Agreement on the first to occur of either (x) the final Disbursement Date, or (y) February 15, 2002, and further, cause each such Borrower to record on the certificates evidencing such Borrower's shares that the shares of the Shareholder are subject to the restrictions set forth in this Agreement; and (iii) cause their respective nominated directors on the boards of directors of the Borrowers to vote at meetings of the boards of directors of the Borrowers as appropriate to fulfill their respective obligations hereunder and to cause the Borrowers to perform their respective obligations under the Transaction Documents, provided that, for the avoidance of doubt, such undertaking shall not impose on the Shareholder additional obligations to provide any additional funds to the Borrowers.

Section 6. **Release**. The Shareholder shall be discharged from all obligations hereunder and this Agreement shall terminate upon the date of repayment in full of all "Obligations" (as defined in the Loan Agreement) under the Loan Agreement (the "Termination Date").

Section 7. **Further Assurances**. Each of Edesur, Edenorte, and the Shareholder shall, at its own cost and expense, execute and deliver to IDB all such documents, instruments and agreements and do all such other acts and things as may be reasonably required, in the opinion of IDB, to enable IDB to exercise and enforce its rights under this Agreement.

Section 8. **Notices**. Any notice, request, demand or other communication to be given or made under this Agreement to the Shareholder, a Borrower or IDB shall be in writing. Such notice, request, demand or other communication may be delivered by hand, transmitted by internationally recognized courier service, certified telex or facsimile to the party to which it is required or permitted to be given or made at such party's address specified below or at such other address as such party shall have designated by notice to the party giving or making such notice, request, demand or other communication, and will be effective upon receipt.

The Shareholder:	**Distribuidora Dominicana de Electricidad, S.A.** Calle El Recodo No. 2 Edificio Monte Mirador Ensanche Bella Vista Santo Domingo Dominican Republic
Attention:	Ignacio de Alvaro
Telephone:	(809)535-9511
Facsimile:	(809)535-6649
Edenorte:	**Empresa Distribuidora de Electricidad del Norte, S.A.** Torre Serrano Avenida Tiradentes No. 47 Santo Domingo Dominican Republic
Attention:	Ignacio de Alvaro
Telephone:	(809) 683-9292
Facsimile:	(809) 683-9118
Edesur:	**Empresa Distribuidora de Electricidad del Sur, S.A.**

Torre Serrano
Avenida Tiradentes No. 47
Santo Domingo
Dominican Republic

Attention:	Ignacio de Alvaro
Telephone:	(809) 683-9292
Facsimile:	(809) 683-9118

IDB: **Inter-American Development Bank**
1300 New York Avenue, N.W.
Washington, D.C. 20577
United States of America

Attention:	Manager, Private Sector Department
Telephone:	(202) 623-1501
Telex:	INTAMBANK
Fax:	(202) 623-4122

Section 9. **Amendment**. Any amendment, supplement, modification or waiver of any provision of this Agreement shall be in writing and signed by the Shareholder, the Borrowers and IDB.

Section 10. **Benefit of Agreement**. Nothing in this Agreement, expressed or implied, shall give or be construed to give to any Person other than IDB, and its successors and permitted assigns hereunder, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of IDB.

Section 11. **Successors and Assigns**.

(a) This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto.

(b) Each of Edenorte, Edesur and the Shareholder hereby consents to any assignment by IDB of this Agreement, in whole or in part, in connection with the assignment by IDB of any Obligations or part thereof pursuant to the terms of the Loan Agreement. In the event of any such assignment or transfer, the term "IDB" in this Agreement shall be deemed to mean any such assignee or transferee, as the case may be.

(c) No assignment of this Agreement may be made by the Shareholder or a Borrower without the prior written consent of IDB, which consent may be withheld by IDB in its sole discretion.

Section 12. **No Waiver; Cumulative Remedies**. No failure or delay on the part of IDB, a Borrower, or the Shareholder in exercising any power, remedy, discretion, authority, privilege or other right under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any power, remedy, discretion, authority, privilege or other right hereunder preclude any other or future exercise thereof or the exercise of any other power, remedy, discretion, authority, privilege or other right hereunder. No waiver by IDB, a Borrower or the Shareholder of any right or any default under this Agreement (a) shall be binding upon the parties hereto unless set forth in writing and such writing expressly states that it is intended to constitute such a waiver; or (b) shall operate as a waiver of any other or further right or default hereunder. The rights and remedies provided in this Agreement are cumulative, may be exercised singly or concurrently and are not exclusive of any rights or remedies provided by law.

Section 13. **Governing Law**. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York, United States of America, without regard to the conflicts of law rules thereof (other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York).

Section 14. **Dispute Resolution**.

(a) Each of Edenorte, Edesur and the Shareholder hereby irrevocably agrees that, for the benefit of IDB, any legal action, suit or proceeding arising out of or relating to this Agreement, and any action for enforcement in respect thereof, may be brought in the courts of the State of New York in the Borough of Manhattan or the courts of the United States of America for the Southern District of New York. By the execution and delivery of this Agreement, each of Edenorte, Edesur and the Shareholder hereby irrevocably accepts for itself and in respect of its property, to the fullest extent permitted by Applicable Law, the non-exclusive jurisdiction of the aforesaid courts and any appellate courts from any thereof in any such action, suit or proceeding, and agrees to designate, appoint and empower Law Debenture Corporate Services, Inc., with offices at 780 Third Avenue, New York, New York 10017, United States of America, as its authorized agent solely to receive for and on its behalf service of summons or other legal process in any such action, suit or proceeding in any such court. Final judgment against any Borrower and/or the Shareholder in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction, including the Dominican Republic, by suit on the judgment. Nothing herein shall affect the right of IDB to commence legal proceedings or otherwise sue a Borrower or the Shareholder in the Dominican Republic or any other appropriate jurisdiction or to serve process upon a Borrower or the Shareholder in any manner authorized by the Applicable Laws of any such jurisdiction.

(b) Each of the Borrowers and the Shareholder further covenants and agrees that, for so long as it shall be bound to IDB under this Agreement, it shall maintain a duly appointed agent for the service of summons and other legal process in New York, New York, United States of America, for purposes of any legal action, suit or proceeding brought by IDB in respect of this Agreement and shall keep IDB advised of the identity and location of such agent. Each of the Borrowers and the Shareholder further irrevocably consents, if for any reason there is no authorized agent for service of process in New York, New York, to the service of process out of the said courts by mailing copies thereof by registered United States of America air mail, postage prepaid, to such Borrower or Shareholder at its address specified herein, and in such a case IDB shall also send by telex or facsimile, or shall undertake that there is also sent by telex or facsimile, a copy of such process to such Borrower or Shareholder.

(c) The serving of process in the manner provided in Section 14(a) and (b) in any such action, suit or proceeding shall be deemed personal service and accepted by such Borrower or Shareholder as such and shall be valid and binding upon such Borrower or Shareholder for all the purposes of any such action, suit or proceeding.

(d) In addition, each of the Borrowers and the Shareholder irrevocably waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement, brought in the courts of the State of New York in the Borough of Manhattan or in the courts of the United States of America for the Southern District of New York, and further irrevocably waives any claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(e) To the extent that a Borrower or the Shareholder may, in any suit, action or proceeding brought in a court of the Dominican Republic or elsewhere arising out of or in connection with this Agreement, be entitled to the benefit of any provision of law requiring IDB in such suit, action or proceeding to post security for the costs of such Borrower or Shareholder (*cautio judicatum solvi*), or to post a bond or to take similar action, as the case may be, each of the Borrowers and the Shareholder hereby irrevocably waives such benefit, in each case to the fullest extent now or hereafter permitted under the laws of the Dominican Republic or, as the case may be, such other jurisdiction.

(f) Each of the Borrowers and the Shareholder hereby acknowledges that IDB shall be entitled under Applicable Law, including the provisions of the International Organizations Immunities Act of 1945 and the regulations issued thereunder, to immunity from a trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, brought against IDB in any court of the United States of America. To the maximum extent permitted by Applicable Law, each of the Borrowers and the Shareholder hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim therein.

Section 15. **Indemnity**. The Shareholder agrees to indemnify and to hold harmless IDB from any and all losses, liabilities, claims, damages or expenses incurred by or asserted or awarded against IDB arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto, arising out of or in connection with or relating to this Agreement or transactions contemplated hereby, whether or not such investigation, litigation or proceeding is brought by a Borrower, the Shareholder, any of their Affiliates or creditors, IDB, or any other Person, or IDB is otherwise a party thereto, except to the extent such loss, liability, claim, damage or expense results directly from IDB's gross negligence or willful misconduct. The provisions of this Section 15 shall survive the occurrence of the Termination Date.

Section 16. **Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

Section 17. **English Language**. All documents to be furnished or communications to be given or made under this Agreement shall be in the English language or, if in another language, at the request of IDB, shall be accompanied by a translation into English certified by an Authorized Representative of the Shareholder, which translation shall be the governing version among the parties hereto.

Section 18. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, whether written or oral, with respect to the subject matter contained in this Agreement.

Section 19. **Severability**. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of any provision in any other jurisdiction. Where provisions of any law or regulation resulting in such prohibition or unenforceability may be waived they are hereby waived by the parties hereto to the full extent permitted by law so that this Agreement shall be deemed a valid, binding agreement, enforceable in accordance with its terms.

Section 20. **Savings Clause**. Notwithstanding any provision to the contrary contained herein or in any of the Transaction Documents, to the extent that any of the obligations hereunder of the Shareholder shall be adjudicated to be invalid or unenforceable for any reason (including because of any Applicable Law, including insolvency laws, relating to fraudulent conveyances or transfers) then the validity or enforceability of such obligations of the Shareholder hereunder automatically shall be limited to the maximum amount that is permissible under Applicable Law, without limiting any other obligations hereunder of the Shareholder which shall not be subject to such an adjudication.

(SIGNATURE PAGES FOLLOW)

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives as of the date first written above.

DISTRIBUIDORA DOMINICANA DE ELECTRICIDAD, S.A.

By: ______________________________
Name: Luis Ramiro Díaz López
Title: Authorized Representative

EMPRESA DISTRIBUIDORA DE ELECTRICIDAD DEL NORTE, S.A.

By: ______________________________
Name: Luis Ramiro Díaz López
Title: Vice President/General Manager

EMPRESA DISTRIBUIDORA DE ELECTRICIDAD DEL SUR, S.A.

By: ______________________________
Name: Luis Ramiro Díaz López
Title: Vice President/General Manager

YO, Dr. Rafael Robles Inocencio, Abogado-Notario Público de los del Número del Distrito Nacional, CERTIFICO Y DOY FE, que las firmas que anteceden fueron puestas en mi presencia, libre y voluntariamente por el señor Luis Ramiro Díaz López, cuyas generales y calidades constan en el acto que antecede y quien me ha declarado bajo fe de juramento que esa es la firma que acostumbra utilizar en todos los actos de su vida. En Santo Domingo, Distrito Nacional, Capital de la República Dominicana, a los trece (13) días del mes de diciembre del año dos mil uno (2001).

____
Dr. Rafael Robles Inocencio
Abogado-Notario Público

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Roberto Vellutini
Title: Senior Advisor, Private Sector

I, Luz Sadak, the undersigned Notary Public, do hereby certify that Roberto Vellutini, who is personally known to me to be the same person whose name is subscribed to the foregoing consent, appeared before me in person this thirteenth day of December, 2001 and acknowledged that he executed said consent as his free and voluntary act for the purposes therein set forth.

My commission expires: September 30, 2002.

____
Notary Public

3. Letter of Transmittal dated April 2, 2003

The Instructions accompanying the Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL
FOR COMMON SHARES OF
ROYAL COUNTY MINERALS CORP.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (VANCOUVER TIME) ON MAY 14, 2003 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "RMI Shares") of **Royal County Minerals Corp.** ("RMI") deposited pursuant to the offer (the "Offer") dated April 2, 2003 made by International Curator Resources Ltd. (the "Offeror" or "Curator") to holders of RMI Shares.

Capitalized terms used but not defined in the Letter of Transmittal which are defined in the Offer and Offering Circular dated April 2, 2003 have the respective meanings set forth therein. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.

TO: **INTERNATIONAL CURATOR RESOURCES LTD.**
AND TO: **CIBC MELLON TRUST COMPANY at its offices set out herein (the "Depositary")**

The undersigned delivers to the Depositary the enclosed certificate(s) for RMI Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such RMI Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Shares Deposited
	TOTAL:	

(If space is insufficient, please attached a list in the above form)

The undersigned hereby acknowledges receipt of the Offer and Offering Circular and represents and warrants that: (i) the undersigned has good and sufficient authority to deposit, sell and transfer without restriction the RMI Shares represented by the enclosed certificate(s) (the "Deposited Shares") and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Shares to any other person; (ii) the undersigned or the person on whose behalf the Deposited Shares are being deposited has good title to and is the beneficial owner of such Deposited Shares; (iii) the deposit of the Deposited Shares complies with applicable securities laws; and (iv) when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned, subject only to the provisions of the Offer regarding withdrawal, hereby irrevocably accepts the Offer for and in respect of the Deposited Shares, on and subject to the terms and conditions of the Offer and irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "Distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after April 2, 2003, as well as the right of the undersigned to receive any and all Distributions. The undersigned hereby agrees to promptly pay or deliver the whole of any such Distributions to the Depositary for the account of the Offeror, together with appropriate documentation of transfer.

The undersigned hereby irrevocably constitutes and appoints each of Richard Bailes and Jean Florendo, each of whom is an officer of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any Distributions on such Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares and Distributions consisting of securities on the registers of RMI; (b) for as long as any of such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and Distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and Distributions; (c) execute and negotiate any cheques or other instruments representing any such Distributions payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and Distributions.

The undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares (or any of them) and any and all Distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares and any Distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

The undersigned hereby agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or Distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or Distributions consisting of securities, or otherwise act with respect thereto. The undersigned hereby agrees further to execute and deliver to the Offeror, provided such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or Distributions consisting of securities. The undersigned hereby agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or Distributions consisting of securities.

The undersigned hereby covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and Distributions effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in the Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of RMI Shares pursuant to the Letter of Transmittal is irrevocable.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to issue or cause to be issued share certificate(s) representing Curator Shares (the "Share Certificate(s)") in payment for such Deposited Shares and to mail same by first class insured mail, postage prepaid, or to hold such Share Certificate(s) for pick-up, in accordance with the instructions outlined below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation to accept the transfer of any Deposited Shares if the Offeror does not purchase any of the Deposited Shares.

By reason of the use by the undersigned of an English language form of the Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

BLOCK A	BLOCK B
ISSUE CERTIFICATE(S) IN THE NAME OF: (please print)	SEND CERTIFICATE(S) (unless Block "D" is checked) TO:
____________________ (Name)	____________________ (Name)
____________________	____________________
____________________ (Street Address and Number)	____________________
____________________ (City and Province or State)	____________________ (Street Address and Number)
____________________ (Country and Postal (Zip) Code)	____________________
____________________ (Telephone - Business Hours)	____________________ (City and Province or State)
____________________ (Social Insurance or Social Security Number)	____________________ (Country and Postal (Zip) Code)

BLOCK C	BLOCK D
U.S. residents/citizens must provide their Taxpayer Identification Number:____________________	[ ] **HOLD CERTIFICATES FOR PICK-UP**

Signature guaranteed by (if required under Instruction 4):

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Address (please print or type)

Dated: ____________________

____
Signature of Shareholder or Authorized Representative (see Instruction 5)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative (please print or type) (if applicable)

BLOCK E

[ ] CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder____________________
Date of Guaranteed Delivery____________________
Name of Institution which Guaranteed Delivery____________________

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 5:00 p.m. (Vancouver time) on May 14, 2003 (the "Expiry Date") unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing RMI Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at one of the offices specified below and a receipt obtained therefor; otherwise the use of pre-paid first class insured mail with return receipt requested, is recommended. Shareholders whose RMI Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those RMI Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit RMI Shares pursuant to the Offer and (i) the certificate(s) representing such RMI Shares are not immediately available or (ii) the Shareholder cannot deliver the certificate(s) representing such RMI Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Date, such RMI Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile copy thereof is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail) together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, at or prior to the Expiry Date; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Transmittal, or a manually signed facsimile copy thereof, must be received at the Toronto office of the Depositary on or before 5:00 p.m. (Toronto time) on or before the third trading day on the Toronto Stock Exchange after the Expiry Date.

An "Eligible Institution" means a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States or a member of a recognized Medallion Stamp Program.

3. Signatures

This Letter of Transmittal must be completed, dated and signed by the holder of RMI Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of RMI, or if the Curator Shares are to be issued in the name of a person other than the registered owner of the Deposited Shares such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of RMI Shares evidenced by any certificate submitted is to be deposited, fill in the number of RMI Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of RMI Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of RMI Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its respective offices at the addresses listed below.

8. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

THE DEPOSITARY FOR THE OFFER IS:

CIBC MELLON TRUST COMPANY

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Vancouver

1066 West Hastings Street
16th Floor
Vancouver, British Columbia
V6E 3X1

Any questions and requests for assistance may be directed by holders of RMI Shares to the Depositary at the offices or telephone numbers set out above.

4. Notice of Guaranteed Delivery dated April 2, 2003

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of

ROYAL COUNTY MINERALS CORP.

This Notice of Guaranteed Delivery must be used to accept the offer dated April 2, 2003 (the "Offer") made by International Curator Resources Ltd. ("Curator") for common shares (the "RMI Shares") of Royal County Minerals Corp. ("RMI") if certificates for the RMI Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (5:00 p.m. (Vancouver time) on May 14, 2003 unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set forth below.

The terms and conditions of the Offer are incorporated by reference in the Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Offering Circular dated April 2, 2003 shall have the respective meanings set out in the Offer and Offering Circular.

To: the Depositary, **CIBC MELLON TRUST COMPANY**

Toronto (by Mail)

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

Toronto (by Hand or Courier)

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Facsimile Transmission

(416) 643-3148

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as such term is defined below), such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits with Curator, upon the terms and subject to the conditions set forth in the Offer, Offering Circular and the related Letter of Transmittal, the receipt of which is hereby acknowledged, the RMI Shares listed below, pursuant to the Guaranteed Delivery procedures set forth in Section 2 of the Offer.

Certificate Number(s) (if available)	Number of Shares	Name & Address of Shareholder (please print)

TOTAL RMI SHARES [ ]

Dated:	Telephone (Business Hours) ( )	Signature:

GUARANTEE

The undersigned, a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office branch or agency in the United States, or a member of a recognized Medallion Stamp Program (an "Eligible Institution") **guarantees delivery** to the Depositary of the certificates representing the RMI Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm: ______________________ Authorized Signature: ______________________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

NOTE: DO NOT SEND CERTIFICATES FOR RMI SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR RMI SHARES SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.

5. Notice of Change of Auditor of Royal County Minerals Corp.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Royal County Minerals Corp. to the attention of Bob Hemmerling at (888) 882-8177

Royal County Minerals Corp.

Directors' Circular

recommending

ACCEPTANCE

of the Offer by

International Curator Resources Ltd.

dated April 2, 2003

to purchase all of

the Outstanding Shares

of

Royal County Minerals Corp.

The Board of Directors of Royal County Minerals Corp. unanimously recommends that Shareholders accept the Offer.

TABLE OF CONTENTS

Page

Royal County Minerals Corp.

DIRECTORS' CIRCULAR

April 2, 2003

This Directors' Circular is issued by the board of directors (the "Board of Directors") of Royal County Minerals Corp. ("RMI", the 'Offeree Issuer" or the "Corporation") in connection with the offer (the "Offer") by International Curator Resources Ltd. ("Curator" or the 'Offeror"), to purchase all of the issued and outstanding common shares (the "RMI Shares") in the capital of RMI, upon the terms and subject to the conditions set forth in the Offer and the takeover bid circular (collectively, the "Circular") of the Offeror dated April 2, 2003. The expiry date (the "Expiry Date") of the Offer is May 14, 2003 unless withdrawn or extended. The consideration under the Offer consists of common shares of Curator in exchange for common shares in the capital of RMI.

Curator will exchange 4 Curator shares for 1 RMI Share.

Unless otherwise indicated herein, all dollar amounts set forth in this Directors' Circular are in Canadian dollars.

Reference is made to the Circular for, among other things, details of the terms of the Offer, details of the conditions of the Offer and details relating to the compulsory acquisition acquisition of RMI Shares.

DIRECTORS' RECOMMENDATION
The Board of Directors of the Corporation unanimously recommends that holders of RMI Shares accept the Offer.

Holders of RMI Shares ("Shareholders") should consider the Offer carefully and come to their own decision whether to accept the Offer and should consider the terms of the Offer based on their own investment objectives and tax considerations. Shareholders who are in doubt as to how to respond to the Offer should consult with their investment dealer, stockbroker, lawyer or other professional advisor.

BACKGROUND TO THE OFFER

Curator and RMI entered into a letter agreement dated February 14, 2003, amended March 14, 2003 (the "Letter Agreement") for the acquisition by Curator of all of the issued and outstanding common shares of RMI. After entering into the Letter Agreement, Curator issued a press release announcing that it had entered into the Letter Agreement with RMI and that Curator would make the Offer to Shareholders.

Curator is listed on the Toronto Stock Exchange (the "TSX") and trades under the symbol IC. Curator has 98,283,727 shares issued and outstanding. In addition, Curator has granted 2,700,000 incentive stock options exercisable at $0.07 per share until November 27, 2004 and has issued warrants to purchase 5,937,000 shares at prices ranging from $0.10 to $0.20 resulting in 106,920,727 shares on a fully diluted basis.

Curator has offered to exchange 4 Curator shares for 1 RMI Share.

RMI presently has 5,967,489 shares and 3,322,500 warrants outstanding, of which 800,000 are exercisable at $0.25 per share and 2,522,500 are exercisable at $0.28. In addition, RMI has granted 420,000 incentive stock options exercisable at $0.25 per share until January 10, 2005 and has agreed to issue up to an additional 500,000 under property acquisition agreements resulting in 10,209,989 shares on a fully diluted basis.

The acquisition is structured as a securities exchange take-over bid (the "Take-over Bid").

Subsequent to the bid, Curator intends to change its name and consolidate its share capital on a 1 new for 5 old basis resulting in approximately 24,430,736 issued and outstanding (29,552,135 fully diluted).

All material facts concerning Curator and the Take-over Bid and Offer are set forth in the Circular.

All conditions precedent to Curator making the Offer have been satisfied.

Pursuant to the Letter Agreement: (i) Curator agreed to prepare the Circular in accordance with applicable securities laws, mail the Circular to the Shareholders and file the Circular with appropriate securities regulatory authorities in accordance with applicable securities laws; (ii) RMI agreed to obtain the agreement of all of the holders of warrants, options and rights to acquire RMI Shares to accept 4 Curator in lieu of 1 RMI share (the "Exchange Agreements"), (iii) RMI agreed to cause to be prepared a directors' circular in connection with the Offer in accordance with applicable securities law, mail the directors' circular to Shareholders and file the directors' circular with appropriate securities regulatory authorities in accordance with applicable law. In addition, Dev Randhawa, the President of RMI, agreed to enter into a support and lock up agreement (the "Lock Up Agreement") to tender all his shares in support of the bid and voluntarily escrow certain of the Curator shares to be received by him in connection with Offer (the "Escrow Agreement").

At a meeting of the Board of Directors of RMI held on April 2, 2003, the Directors reviewed the terms of the Offer. After considering factors deemed relevant, the Board of Directors of RMI determined that the Offer is in the best interests of RMI and the Shareholders and unanimously resolved to recommend that Shareholders accept the Offer.

The following information is prepared in accordance with section 109(8) of the Securities Act (British Columbia) and BC Form 62-904F.

Item 1 Name of Offeror

International Curator Resources Ltd., a public company listed on the Toronto Stock Exchange (the "TSX") under the trading symbol IC.

Item 2 Name of Offeree Issuer

Royal County Minerals Corp., a public company listed on the TSX Venture Exchange under the trading symbol RMI.

Item 3 Names of Directors of the Offeree Issuer

The current directors of RMI are: Mr. Dev Randhawa, Mr. Michael Halvorson, and Mr. Craig Christy.

Item 4 Ownership of Securities of Offeree Issuer

The number, designation and the percentage of outstanding securities of RMI beneficially owned or over which control or direction is exercised, as at the date hereof, by each director and senior officer of RMI and, to the knowledge of the directors and senior officers of RMI, after reasonable inquiry, each associate of a director or senior officer of RMI, any person holding more than 10 percent of any class of equity securities of RMI, and any person or company acting jointly or in concert with RMI, are as follows:

Name	Position Held	Number of RMI Securities Held
Dev Randhawa	President and Director	1,330,203 shares (22.3%)[1] 25,000 options[2] 945,000 warrants (15.8%)[1]
Michael Halvorson	Director	205,000 shares (3.4%)[1] 75,000 options[2] 205,000 warrants (3.4%)[1]
Craig Christy	Director	50,000 options[2]
Bob Hemmerling	Secretary	38,709 shares (1%) 75,000 options[2] 30,000 warrants (1%)
Viceroy Resource Corporation[3]	n/a	1,000,000 shares (16.8%) 700,000 warrants (12%)

Notes:
1 Shares and warrants held directly and indirectly.
2 Incentive stock options to purchase shares at $0.25 per share.
3 A public company listed on the TSX Exchange; the President is Ron Netolitsky who is proposed to be appointed to the board of Curator after the successful completion of the bid.

Item 5 Acceptance of Take-Over Bid

To the knowledge of the directors and senior officers of RMI after reasonable inquiry, the following persons listed in Item 4 above have accepted or stated their intentions to accept the Offer in respect of all of the RMI Shares that such persons may beneficially own, directly or indirectly, or over which such persons may exercise control or direction.

Dev Randhawa, Michael Halvorson, Craig Christy, Bob Hemmerling and Viceroy Resource Corporation

Item 6 Ownership of Securities of Offeror

None of RMI, the directors or senior officers of RMI or, to the knowledge of the directors and senior officers of RMI after reasonable inquiry, any associate of a director or senior officer of RMI, any person holding more than 10 percent of any class of equity securities of RMI, or any person or company acting jointly or in concert with RMI owns, directly or indirectly, or exercises control or direction over, any securities of any class of Curator.

Item 7 Relationship Between the Offeror and the Directors and Senior Officers of the Offeree Issuer

No directors or senior officers of RMI are directors or senior officers of Curator. Dev Randhawa, the President of RMI has entered into a Lock Up Agreement to tender all his shares in support of the bid and to voluntarily escrow the Curator shares to be received by him from 1,280,203 RMI Shares tendered under the Offer such that 10% of the shares will be released from escrow every quarter following the completion of the Offer (or such other release amount as may be agreed to from time to time between Randhawa and a member of senior management of Curator). It is expected that upon the successful completion of the Offer, Ron Netolitsky, the President of Viceroy Resource Corporation will join the board of directors of Curator and Dev Randhawa or Michael Halvorson will be nominated to join the board at a forthcoming shareholders meeting. There are no other arrangements, agreements, understandings or commitments made or proposed to be made between Curator and any of the directors or senior officers of RMI, including with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Item 8 Agreement Between Offeree Issuer and Officers and Directors

There are no arrangements, agreements, understandings or commitments made or proposed to be made between RMI and any of the directors or senior officers of RMI, including with respect to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Item 9 Interests of Directors and Senior Officers of the Offeree Issuer in Material Contracts of the Offeror

Other than the Letter Agreement, the Exchange Agreements, the Lock Up Agreement and the Escrow Agreement, none of the directors or senior officers of RMI, their associates, any person holding more than 10 percent of any class of equity securities of RMI for the time being outstanding, or any person or company acting jointly or in concert with RMI, has any interest in any material contract or transaction to which Curator is a party.

Item 10 Trading by Directors and Officers

During the two year period preceding the date of this Directors' Circular, the following RMI Shares and securities convertible into RMI Shares have been issued to directors and senior officers of RMI or persons holding in excess of 10% of RMI Shares.

Name	Date	Type of Security	Number	Price per share
Devinder Randhawa	3-Sep-02	Shares[1]	750,000	0.25
(direct and indirect)	3-Sep-02	Warrants[1]	750,000	0.28
	9-Jan-03	Shares[2]	175,000	0.25
	9-Jan-03	Warrants[2]	175,000	0.25
	10-Jan-03	Options[4]	75,000	0.25
	6 –Feb-03	Shares[3]	20,000	0.25
	6 –Feb-03	Warrants[3]	20,000	0.25

Michael Halvorson	3-Sep-02	Shares[1]	125,000	0.25
(direct and indirect)	3-Sep-02	Warrants[1]	125,000	0.28
	10-Jan-03	Options[4]	75,000	0.25
	6 –Feb-03	Shares[3]	80,000	0.25
	6 –Feb-03	Warrants[3]	80,000	0.25
Craig Christy	10-Jan-03	Options[4]	50,000	0.25
Bob Hemmerling	9-Jan-03	Shares[2]	20,000	0.25
	9-Jan-03	Warrants[2]	20,000	0.25
	10-Jan-03	Options[4]	75,000	0.25
	6 –Feb-03	Shares[3]	10,000	0.25
	6 –Feb-03	Warrants[3]	10,000	0.25
Viceroy Resource	3-Sep-02	Shares[1]	700,000	0.25
Corporation	3-Sep-02	Warrants[1]	700,000	0.28
	22-Jan-03	Shares[5]	100,000	0.25
	6-Mar-03	Shares[5]	200,000	0.25

[1] Private Placement of shares and warrants to purchase one share expiring 3-Sep-04
[2] Private Placement of flow through shares and warrants to purchase one share expiring 9-Jan-05
[3] Private Placement of shares and warrants to purchase one share expiring 6-Feb-05
[4] Incentive stock options expiring 10-Jan-05, D Randhawa exercised 50,000 options 14-Mar-03
[5] Shares issued under mineral property acquisition agreements under which an additional 400,000 shares may be issued

Except as set forth below, neither RMI nor any of the directors or senior officers of RMI and to the knowledge of the directors and senior officers of RMI, after reasonable inquiry, none of such persons' associates, nor any person or company holding more than 10 percent of the securities of RMI for the time being outstanding, nor any person or company acting jointly or in concert with RMI has traded in RMI Shares during the six month period ended March 1, 2003.

Name	Date	Number Bought(Sold)	Trade Price
Devinder Randhawa	18-Sep-02	500	0.20
	18-Sep-02	1,000	0.25
	18-Sep-02	5,000	0.24
	21-Oct-02	500	0.36
	24-Oct-02	3,500	0.30
	30-Oct-02	4,000	0.25
	12-Nov-02	1,500	0.32
	18-Nov-02	500	0.25
	20-Nov-02	1,000	0.25
	20-Nov-02	7,500	0.25
	25-Nov-02	1,000	0.25
	25-Nov-02	4,500	0.25
	18-Dec-02	1,000	0.26
	27-Dec-02	500	0.25
	30-Dec-02	1,000	0.25
	3-Jan-03	500	0.25
	7-Jan-03	500	0.25
	8-Jan-03	2,500	0.25

	9-Jan-03	3,000	0.25
	14-Jan-03	500	0.25
	16-Jan-03	2,000	0.30
	17-Jan-03	500	0.30
	21-Jan-03	2,000	0.30
	22-Jan-03	500	0.30
	24-Jan-03	1,500	0.25
	6-Feb-03	20,000	0.25

Item 11 Additional Information

To the knowledge of the directors and senior officers of RMI, none of the information required to be disclosed by the take-over bid circular prepared by Curator has been presented incorrectly or is misleading, and there is no additional information known to the directors or officers of RMI required to be disclosed.

Item 12 Material Changes in the Affairs of RMI

Except as otherwise described or referred to herein or in the Circular, the directors and senior officers of RMI are not aware of any information that indicates any material change in the affairs, financial position or prospects of RMI since December 31, 2002, the date of the last annual financial statements of RMI.

Item 13 Other Information

There is no other information not disclosed in the foregoing but known to the directors which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

Item 14 Recommending Acceptance or Rejection of the Bid

After considering factors deemed relevant, the Board of Directors of RMI determined that the Offer is in the best interests of RMI and the Shareholders and unanimously resolved to recommend that Shareholders accept the Offer.

In reaching their decision to recommend acceptance of the Offer, the Board of Directors of the RMI considered a number of factors, including the following:

a) the terms of the Offer and the negotiations respecting same

b) the knowledge and views of the Board of Directors as to the business, operations, tax position, properties, financial position, financing opportunities available to, and prospects of, RMI and the risks involved in achieving those prospects;

c) information relating to the business, operations, share structure, and financial status of Curator and its prospects for the future;

d) the trading price of Curator's common stock and the trading price of RMI Shares prior to the announcement of the intended bid; and

e) information relating to the financial conditions and results of operations of Curator and RMI.

Notwithstanding the recommendation of the Board of Directors that Shareholders accept the Offer, Shareholders should make their own decision whether to tender their RMI Shares to the Offer and, if appropriate, should consult their own financial or legal advisors in making that decision.

Shareholders wishing to accept the Offer should complete the required documents carefully and should refer to the Circular and the Letter of Transmittal.

Item 15 Response of Offeree Issuer

Except as otherwise described or referred to herein or in the Circular, RMI has not entered into any transaction, agreement in principle or signed contract or passed any board resolution in response to the Offer nor are there any negotiations underway in response to the Offer which relate to or would result in an extraordinary transaction such as a merger or reorganization involving RMI or a subsidiary, the purchase, sale or transfer of a material amount of assets by RMI or a subsidiary, an issuer bid for or other acquisition of securities by RMI, or any material change in the present capitalization or dividend policy of RMI.

Item 16 Approval of Directors' Circular

The contents of this Directors' Circular have been approved, and the delivery and the distribution thereof authorized, by the Board of Directors of RMI.

Item 17 Financial Statements

The audited financial statements of RMI for the year ended December 31, 2002 are included in the Circular as Schedule E. No additional financial statements of RMI are included with this Directors' Circular.

Item 18 Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

On behalf of the Board of Directors

Signed: Devinder Randhawa	Signed: Craig Christy
President	Director

Item 19 Date of Directors' Circular

This Directors' Circular is dated this 2 day of April, 2003.

Securities legislation in certain of the provinces and territories of Canada provides security holders of RMI with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

6. Directors' Circular of Royal County Minerals Corp. dated April 2, 2003

Royal County Minerals Corp.

Sommaire de la
CIRCULAIRE DU CONSEIL D'ADMINISTRATION

Le 2 avril 2003

Les présentes constituent le sommaire de la circulaire du conseil d'administration diffusée par le conseil d'administration (le « conseil d'administration ») de Royal County Minerals Corp. (« RMI », l'« émetteur pollicité » ou la « Société ») dans le cadre de l'offre (l'« offre ») faite par International Curator Resources Ltd. (« Curator » ou l'« initiateur ») aux fins d'acquisition de la totalité des actions ordinaires émises et en circulation (les «actions de RMI ») du capital de RMI, conformément aux modalités présentées dans l'offre et dans la circulaire d'offre publique d'achat (collectivement, la « circulaire ») de l'initiateur datée du 2 avril 2003 et sous réserve de ces modalités. La date d'expiration (la « date d'expiration ») de l'offre est le 14 mai 2003, à moins que l'offre ne soit retirée ou prolongée. La contrepartie aux termes de l'offre consiste en actions ordinaires de Curator en échange d'actions ordinaires du capital de RMI.

Curator échangera quatre actions de Curator contre une action de RMI.

Le conseil d'administration de la Société recommande unanimement que les détenteurs d'actions de RMI acceptent l'offre.

Les détenteurs d'actions de RMI (les « actionnaires ») devraient étudier l'offre avec soin et décider eux-mêmes s'ils acceptent l'offre. En outre, ils devraient examiner les modalités de l'offre en fonction de leurs propres objectifs de placement et des incidences fiscales y afférentes. Les actionnaires qui hésitent quant à la manière de répondre à l'offre devraient consulter leur courtier en placements, leur courtier en valeurs mobilières, leur avocat ou tout autre conseiller professionnel.

CONTEXTE DE L'OFFRE

Curator et RMI ont conclu une lettre d'accord datée du 14 février 2003, en sa version modifiée le 14 mars 2003 (la « lettre d'accord »), visant l'acquisition, par Curator, de la totalité des actions ordinaires de RMI émises et en circulation. Après avoir conclu cette lettre d'accord, Curator a publié un communiqué de presse annonçant qu'elle avait conclu une lettre d'accord avec RMI et que Curator proposerait l'offre aux actionnaires.

Curator est cotée à la Bourse de Toronto (la «TSX ») et ses titres sont négociés sous le symbole IC. Curator compte 98 283 727 actions émises et en circulation. En outre, Curator a octroyé 2 700 000 options d'achat d'actions incitatives pouvant être levées à 0,07 $ l'action jusqu'au 27 novembre 2004, et a émis des bons de souscription visant l'achat de 5 937 000 actions à des prix variant de 0,10 $ à 0,20 $, soit 106 920 727 actions compte tenu de la dilution.

Curator a offert d'échanger quatre actions de Curator contre une action de RMI.

RMI compte actuellement 5967 489 actions et 3 322 500 bons de souscription en circulation, desquels 800 000 sont susceptibles d'être levés au prix de 0,25 $ l'action et 2 522 500 peuvent être levés au prix de 0,28 $. En outre, RMI a octroyé 420 000 options d'achat d'actions incitatives pouvant être levées à 0,25 $ l'action jusqu'au 10 janvier 2005 et a convenu d'émettre jusqu'à 500 000 options additionnelles aux termes de conventions d'acquisition de biens, soit 10 209 989 actions compte tenu de la dilution.

L'acquisition prendra la forme d'une offre publique d'achat de valeurs mobilières (l'« offre publique d'achat »).

À l'issue de l'offre, Curator prévoit modifier sa dénomination sociale et consolider son capital-actions social dans un rapport d'une nouvelle action contre cinq anciennes actions, soit environ 24 430 736 actions émises et en circulation (29 552 135 actions compte tenu de la dilution).

Tous les faits importants relatifs à Curator, à l'offre publique d'achat et à l'offre sont présentés dans la circulaire.

Curator a rempli toutes les conditions préalables à l'offre.

Aux termes de la lettre d'accord : (i) Curator a convenu de produire la circulaire conformément aux lois sur les valeurs mobilières applicables, de poster la circulaire aux actionnaires et de la déposer auprès des autorités de réglementation en valeurs mobilières appropriées conformément aux lois sur les valeurs mobilières applicables, (ii) RMI a convenu d'obtenir l'accord de tous les porteurs de bons de souscription, d'options et de droits visant l'acquisition d'actions de RMI dans un rapport de quatre actions de Curator en remplacement d'une action de RMI (les « conventions d'échange »), (iii) RMI a convenu de faire en sorte que soit publiée une circulaire du conseil d'administration relativement à l'offre conformément aux lois sur les valeurs mobilières applicables, de poster la circulaire du conseil d'administration aux actionnaires et de la déposer auprès des autorités de réglementation en valeurs mobilières appropriées conformément aux lois applicables. En outre, Dev Randhawa, président de RMI, a convenu de conclure une convention de soutien et de blocage (la « convention de dépôt ») afin de déposer toutes ses actions en réponse à l'offre et, de bon gré, d'entiercer certaines des actions de Curator qu'il doit recevoir dans le cadre de l'offre (la « convention d'entiercement »).

À une réunion du conseil d'administration de RMI tenue le 2 avril 2003, les administrateurs ont examiné les modalités de l'offre. Après avoir pris en compte les facteurs réputés pertinents, le conseil d'administration de RMI a décidé que l'offre était dans l'intérêt de RMI et des actionnaires et a décidé unanimement de recommander aux actionnaires de l'accepter.

Nom de l'initiateur

International Curator Resources Ltd., société ouverte inscrite à la Bourse de Toronto (la « TSX ») sous le symbole IC.

Nom de l'émetteur pollicité

Royal County Minerals Corp., société ouverte inscrite à la Bourse de croissance TSX sous le symbole RMI.

Nom des administrateurs de l'émetteur pollicité

Les administrateurs actuels de RMI sont : MM. Dev Randhawa, Michael Halvorson et Craig Christy.

Propriété des titres de l'émetteur pollicité

À la date des présentes, à la connaissance des administrateurs et des membres de la haute direction de RMI et après enquête raisonnable, le nombre, le type et le pourcentage de titres de RMI en circulation détenus en propriété véritable par l'un et l'autre des administrateurs et des membres de la haute direction ou sur lesquels ceux-ci exercent un contrôle ou une emprise, et les noms des membres du même groupe que les administrateurs ou que les membres de la haute direction de RMI ainsi que les noms de toute personne détenant plus de 10 % d'une catégorie de titre de participation de RMI, sans égard à la catégorie, ainsi que le nom de toute personne ou entreprise agissant conjointement ou de concert avec RMI, sont les suivants :

Nom	Poste occupé	Nombre de titres de RMI détenus
Dev Randhawa	Président et administrateur	1 330 203 actions (22,3 %)1) 25 000 options2) 945 000 bons de souscription (15,8 %)1)
Michael Halvorson	Administrateur	205 000 actions (3,4 %)1) 75 000 options2) 205 000 bons de souscription (3,4 %)1)
Craig Christy	Administrateur	50 000 options2)
Bob Hemmerling	Secrétaire	38 709 actions (1 %) 75 000 options2) 30 000 bons de souscription (1 %)
Viceroy Resource Corporation2)	s.o.	1 000 000 d'actions (16,8 %) 700 000 bons de souscription (12 %)

Notes :
1) Actions et bons de souscription détenus directement et indirectement.
2) Options d'achat d'actions incitatives visant l'acquisition d'actions à 0,25 $ l'action.
3) Société ouverte inscrite à la Bourse TSX; le président, Ron Netolitsky, est proposé à titre de candidat au poste d'administrateur au sein du conseil de Curator après la réalisation fructueuse de l'offre.

Acceptation de l'offre publique d'achat

À la connaissance des administrateurs et des membres de la haute direction de RMI et après enquête raisonnable, les personnes suivantes présentées à la rubrique 4 ci-dessus ont accepté ou ont manifesté leur intention d'accepter l'offre portant sur la totalité des actions de RMI que ces personnes peuvent détenir à titre de propriétaires véritables, directement ou indirectement, ou à l'égard des actions sur lesquelles ces personnes exercent un contrôle ou une emprise.

Dev Randhawa, Michael Halvorson, Craig Christy, Bob Hemmerling et Viceroy Resource Corporation.

Propriété des titres de l'initiateur

À la connaissance des administrateurs et des membres de la haute direction de RMI et après enquête raisonnable, ni RMI ni aucun des administrateurs ou des membres de la haute direction de celle-ci ni les personnes ayant un lien avec un administrateur ou un membre de la haute direction de RMI, ni aucune personne détenant plus de 10 % des titres de participation de RMI, sans égard à la catégorie, ni aucune personne ou société agissant conjointement ou de concert avec RMI ne détient, directement ou indirectement, des titres d'une catégorie de Curator, ni n'exerce un contrôle ou une emprise sur ceux-ci.

Liens entre l'initiateur et les administrateurs et les membres de la haute direction de l'émetteur pollicité

Aucun administrateur ni aucun membre de la haute direction n'est administrateur ou membre de la haute direction de Curator. Dev Randhawa ou Michael Halvorson, a conclu une convention de dépôt afin de déposer toutes ses actions en réponse à l'offre et afin d'entiercer, de bon gré, les actions de Curator qu'il doit recevoir en contrepartie des 1 280 203 actions de RMI déposées aux termes de l'offre de façon à ce que 10 % des actions soient libérées de l'entiercement à chaque trimestre suivant la réalisation de l'offre (ou tout autre pourcentage fixé conformément à ce que concluront, à leur gré, Randhawa et un membre de la haute direction de Curator). Il est prévu qu'au moment de la réalisation fructueuse de l'offre, Ron Netolitsky, président de Viceroy Resource Corporation, se joindra au conseil d'administration de Curator et Dev Randhawa, président de RMI, sera nommé candidat au conseil d'administration à l'assemblée des actionnaires à venir. Il n'existe aucune convention, aucun accord, aucun engagement ni aucune entreprise conclu ou devant être conclu entre Curator et l'un quelconque des administrateurs ou membres de la haute direction de RMI, y compris à l'égard d'une compensation pour perte de charge ou une compensation devant être versée à l'une quelconque personne qui demeure en poste ou se retire de celui-ci advenant la réalisation de l'offre.

Convention entre l'émetteur pollicité et les dirigeants et les administrateurs

Il n'existe aucun contrat, aucune convention, aucun engagement ni aucune entreprise devant être conclu ou censé être conclu entre RMI et l'un quelconque des administrateurs ou des membres de la haute direction de celle-ci à l'égard de tout paiement ou autre bénéfice devant être versé en guise de compensation pour perte de charge ou aux termes duquel une compensation doit être versée à l'une quelconque personne qui demeure en poste ou se retire de celui-ci advenant la réalisation de l'offre.

Participation des administrateurs et des membres de la haute direction de l'émetteur pollicité dans des contrats importants de l'initiateur

Outre ce qui a été divulgué dans la lettre d'accord, dans les conventions d'échange, dans la convention de dépôt et dans la convention d'entiercement, aucun des administrateurs ou des membres de la haute direction de RMI ni aucune des personnes avec lesquelles la Société a un lien ou aucune personne détenant plus de 10 % de l'une quelconque des catégories de titres de participation de RMI alors en circulation, sans égard à la catégorie, ni quelconque personne ou société agissant conjointement ou de concert avec RMI, ne participe à un contrat important ou à une opération dont Curator est partie.

8. French translation of summary of Directors' Circular of Royal County Minerals Corp. dated April 2, 2003

SOMMAIRE

Le texte qui suit n'est qu'un sommaire et est présenté sous réserve du texte intégral des dispositions que contiennent l'offre et la note d'information. Il est vivement conseillé aux actionnaires de lire l'offre et la note d'information en entier. Sauf indication à l'effet contraire, les renseignements relatifs à RMI que contiennent l'offre et la note d'information proviennent de documents accessibles au public et de dossiers déposés auprès des organismes de réglementation en valeurs mobilières au Canada et d'autres sources publiques au moment de l'offre ou sont fondés sur ceux-ci.

L'offre

L'initiateur offre, aux termes et sous réserve des conditions de l'offre, d'acquérir la totalité des actions de RMI émises et en circulation en échange de quatre actions de Curator pour chaque action de RMI. Se reporter à l'article 1 de l'offre, intitulé « L'offre ».

Aucune fraction d'action de Curator ne sera émise. L'actionnaire inscrit de RMI qui aurait par ailleurs le droit de recevoir une fraction d'action de Curator aura le droit de recevoir le nombre d'actions de Curator correspondant au nombre entier d'actions de Curator compte tenu de l'arrondissement au chiffre supérieur ou inférieur d'une fraction d'action de Curator. L'arrondissement sera établi selon l'avoir total de chaque détenteur d'actions de RMI inscrit.

L'obligation de l'initiateur de prendre livraison contre paiement des actions de RMI aux termes de l'offre est assujettie à certaines conditions. Se reporter à l'article 6 de l'offre, intitulé « Conditions de l'offre ».

Recommandation du conseil d'administration de RMI

Le conseil d'administration de RMI a décidé que l'offre est juste pour les actionnaires de RMI et a recommandé à l'unanimité que les actionnaires de RMI acceptent l'offre. Se reporter à la note d'information sous la rubrique intitulée «Recommandation du conseil d'administration de RMI » ainsi qu'à la circulaire du conseil d'administration y afférente.

Convention de dépôt

Le 2 avril 2003, l'initiateur a conclu la convention de dépôt avec Randhawa aux termes de laquelle celui-ci a convenu de déposer irrévocablement en réponse à l'offre et de ne pas retirer, sauf dans certaines circonstances limitées, un total de 1 330 203 actions de RMI dont il est le détenteur véritable, soit environ 22,3 % des actions de RMI en circulation, de même que des actions supplémentaires de RMI qu'il a acquises avant l'heure d'expiration. Se reporter à la note d'information sous la rubrique intitulée « Arrangements entre l'initiateur et certains actionnaires de RMI ».

Délai d'acceptation

L'offre est valide jusqu'à l'heure d'expiration ou jusqu'à une heure et une date auxquelles l'offre peut être prolongée, à moins qu'elle ne soit retirée par l'initiateur. Se reporter à l'article 2 de l'offre, intitulé « Mode et délai d'acceptation ».

Conditions de l'offre

L'initiateur se réserve le droit de retirer ou de résilier l'offre et de ne pas prendre en livraison, contre paiement, des actions de RMI déposées en réponse à l'offre, sauf si l'initiateur remplit les conditions décrites à l'article 6 de l'offre, intitulé « Conditions de l'offre » ou y renonce avant l'heure d'expiration. L'offre est tributaire, notamment, du dépôt valable et non retiré, aux termes de l'offre, d'au moins 90 % des actions de RMI émises et en circulation, autres que les actions de RMI déjà détenues à la date de l'offre par l'initiateur ou par les membres de son groupe ou par un prête-nom de ceux-ci. Pour obtenir une description complète des conditions de l'offre, se reporter à l'article 6 de l'offre, intitulé « Conditions de l'offre ».

L'initiateur

L'initiateur est une société ouverte constituée sous le régime de la loi intitulée *Company Act* (Colombie-Britannique) dont les actions ordinaires sont inscrites à la cote de la Bourse de Toronto sous le symbole « IC ». L'initiateur se consacre principalement à l'exploration, à l'acquisition et à la mise en valeur de propriétés renfermant des métaux précieux et communs, soit seul ou de concert avec d'autres sociétés. Se reporter à la note d'information sous la rubrique intitulée « Renseignements relatifs à l'initiateur – Description narrative des activités ».

RMI

RMI est une société ouverte constituée sous le régime de la loi intitulée *Company Act* (Colombie-Britannique) dont les actions ordinaires sont inscrites à la cote de la Bourse de croissance TSX sous le symbole « RMI ». RMI est une société dont le siège social se trouve au Canada et qui se consacre à l'exploration minérale axée sur les métaux précieux en Colombie-Britannique. Se reporter à l'annexe D de la note d'information – Notice annuelle de RMI datée du 25 octobre 2002.

Objet de l'offre et plans relatifs à RMI

L'offre a pour objet de permettre à Curator d'acquérir la totalité des titres de participation dans RMI comme moyen d'acquisition de l'actif et de l'entreprise de RMI. La propriété Kinaskan, qui se trouve dans le nord de la Colombie-Britannique et qui appartient à RMI, avoisine la propriété GJ dont Curator est le propriétaire. Curator estime que la propriété Kinaskan, doublée de la propriété GJ, présentera un potentiel d'exploration élevé en ce qui concerne les gisements minéraux aurifères et cuprifères. À la réalisation réussie de l'offre, l'initiateur entend exercer ses droits d'acquisition prévus par la loi et, par la suite, superviser l'intégration des activités de RMI dans celles de l'initiateur. Se reporter à la note d'information sous la rubrique intitulée « Objet de l'offre et plans relatifs à RMI ».

Mode d'acceptation

L'actionnaire de RMI désirant accepter l'offre doit déposer, au plus tard à l'heure d'expiration, des certificats attestant la propriété des actions de RMI, accompagnés d'une lettre d'envoi dûment remplie à l'un ou l'autre des bureaux du dépositaire précisés dans la lettre d'envoi. La lettre d'envoi qui accompagne l'offre comporte des directives. Si l'actionnaire désire déposer des actions de RMI aux termes de l'offre et que les certificats attestant des actions ne sont pas immédiatement disponibles, ou que cette personne ne puisse livrer les certificats et tous les autres documents requis au dépositaire avant l'heure d'expiration, ces actions de RMI peuvent néanmoins être déposées conformément aux procédures de livraison garantie, au moyen de l'avis de livraison garantie. Se reporter à l'article 2 de l'offre, intitulé « Mode et délai d'acceptation ».

Paiement

Si toutes les conditions mentionnées à l'article 6 de l'offre, intitulé « Conditions de l'offre », sont remplies ou font l'objet d'une renonciation par l'initiateur au plus tard à l'heure d'expiration, l'initiateur sera tenu de prendre en livraison, contre paiement, les actions de RMI valablement déposées et non retirées aux termes de l'offre, au plus tard 10 jours après l'heure d'expiration, et de régler dès que possible les actions de RMI prises en livraison mais, quoi qu'il en soit, au plus tard trois jours après avoir pris en livraison les actions de RMI. Les actions de RMI déposées en réponse à l'offre après la première date à laquelle les actions de RMI ont été prises en livraison contre paiement par l'initiateur seront prises en livraison contre paiement dans un délai de 10 jours à compter de ce dépôt. Se reporter à l'article 4 de l'offre, intitulé « Paiement des actions de RMI ».

Retrait des actions de RMI déposées

Tous les dépôts des actions de RMI en réponse à l'offre sont irrévocables, sauf pour ce qui est prévu à l'article 5 de l'offre, intitulé « Droit de retrait ».

Acquisition des actions de RMI *non* déposées

Si l'initiateur prend en livraison, contre paiement, les actions de RMI valablement déposées en réponse à l'offre et acquiert au moins 90 % des actions de RMI émises et en circulation, il entend actuellement exercer son droit accordé par la loi d'acquérir la totalité des actions de RMI non déposées en réponse à l'offre. Se reporter à la note d'information sous la rubrique intitulée « Droits d'acquisition et d'évaluation accordés par la loi ».

Incidences fiscales fédérales canadiennes

En règle générale, un gain (ou une perte) en capital qui serait par ailleurs réalisé (ou subie) par un détenteur d'actions de RMI au moment de l'échange des actions de RMI contre des actions de Curator sera reporté aux termes des dispositions de la Loi de l'impôt, sauf lorsque le détenteur d'actions de RMI a, dans sa déclaration de revenus pour l'année de l'échange, inclus dans son revenu une tranche du gain (ou de la perte) établie par ailleurs en raison de l'échange des actions de RMI. Le détenteur d'actions de RMI qui inclut une tranche du gain (ou de la perte) dans son revenu sera réputé avoir disposé de la totalité des actions de RMI moyennant un produit de disposition égal à la juste valeur marchande des actions de Curator reçues en échange contre celles-ci et avoir acquis ces actions de Curator à un coût égal à leur juste valeur marchande. Se reporter à la note d'information sous la rubrique intitulée «Incidences fiscales fédérales canadiennes ».

Dépositaire

Compagnie Trust CIBC Mellon agit à titre de dépositaire aux termes de l'offre. Le dépositaire sera chargé de recevoir les dépôts de certificats attestant la propriété des actions de RMI ainsi que les lettres d'envoi y afférentes aux bureaux précisés dans la lettre d'envoi. Le dépositaire sera chargé de recevoir les avis de livraison garantie aux bureaux indiqués dans l'avis de livraison garantie. Aucun courtage ni commission ne sera payable par l'actionnaire de RMI qui dépose des actions de RMI directement auprès du dépositaire ou qui a recours aux services du dépositaire afin d'accepter l'offre. Les actionnaires de RMI devraient communiquer avec le dépositaire ou avec un courtier en valeurs mobilières pour obtenir de l'aide dans le cadre de l'acceptation de l'offre et du dépôt des actions de RMI auprès du dépositaire. Se reporter à la note d'information sous la rubrique intitulée « Dépositaire ».

1. (a) The press release of International Curator Resources Ltd. announcing its intention to make the takeover bid dated February 17, 2003.

(b) The press release of Royal County Minerals Corp. announcing its receipt of the takeover bid offer dated February 17, 2003.

(c) The press release of International Curator Resources Ltd. relating to the takeover bid dated March 24, 2003.

(d) The press release of Royal County Minerals Corp. relating to the takeover bid dated March 26, 2003.

(e) The joint press release of International Curator Resources Ltd. and Royal County Minerals Corp. dated April 9, 2003 announcing the mailing of the takeover bid.

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

NEWS RELEASE

CURATOR TO MAKE TAKEOVER BID FOR ROYAL COUNTY

LUNDIN AND NETOLITZKY TO BUILD CANADIAN GOLD EXPLORATION COMPANY

February 17, 2003 (IC – TSX) ... **International Curator Resources Ltd.** is pleased to announce that it has signed an agreement with Royal County Minerals Corp. ("Royal County") to make a takeover bid for all of the issued and outstanding shares of Royal County. Royal County has an exciting portfolio of gold/copper/silver exploration properties in northwestern British Columbia - home to the Eskay Creek, Snip and Golden Bear Mines. Royal County is a Kelowna-based, Canadian publicly traded company listed on the TSX Venture Exchange under the symbol RMI

Concurrent with the proposed takeover of Royal County, Mr. Ron Netolitzky will join the Board of Directors of Curator. Mr. Netolitzky brings years of successful exploration experience and technical expertise to the Company. Mr. Netolitzky was responsible for the discovery of Eskay Creek, one of Canada's highest grade and most profitable gold mines, and the development of the Snip gold mine.

Mr. Rick J. Bailes, President of International Curator, commented, "Curator and Royal County make an ideal match. Bringing Lukas Lundin and Ron Netolitzky together provides us with a powerful team to assess and develop Canadian gold projects. We will continue to add to our portfolio with the objective of building one of Canada's leading gold exploration companies".

International Curator is a Lundin managed company. The Lundins, headquartered in Geneva, Switzerland and Vancouver, Canada manage a group of internationally recognized publicly traded natural resource companies. The Lundins have been responsible for a number of world class mineral and oil and gas discoveries and developments including the Bajo de la Alumbrera copper/gold deposit which was the subject of $510 million takeover by Rio Algom and North Limited and the Veladero gold discovery, the subject of a $300 million takeover by Homestake. Veladero is now owned by Barrick and part of the Pascua/Lama/Veladero deposit with total resources of over 26 million ounces and is considered the largest undeveloped gold deposit in the world today. In addition, Lundin Oil with 4 major oil discoveries and oil reserves approaching 300 million barrels, was the subject of a $480 million takeover by Talisman Energy.

Curator is currently drilling its Assean Lake gold project in Manitoba. The Company also holds a very promising gold/copper project in northwestern British Columbia, known as the GJ Project, which is adjacent to Royal County's Kinaskan Property. GJ hosts a gold-rich porphyry copper system with drill intercepts up to 68.0 metres grading 1.9 g/t gold and 0.70% copper. The Kinaskan Property covers an area in excess of 13,000 hectares that hosts at least 16 known mineral occurrences and numerous strong gold, copper and silver reconnaissance stream sediment and soil anomalies. An example is the Gordon vein, where a diamond drill intercept graded 19.9 g/t gold over a true width of 2.5 metres. Please see attached map.

Other notable Royal County projects include Bob Creek, a gold/silver prospect located near Houston, B.C. Previous exploration has identified a series of gold-bearing quartz-feldspar porphyry dykes and altered hydrothermal breccias. Diamond drilling returned several significant intersections including 6.1 metres grading 69.0 g/t gold and 13.03 g/t silver, and 21.75 metres grading 3.25 g/t gold and 30.89 g/t silver. The Bob Creek property has potential to host bulk tonnage epithermal gold/silver mineralization as demonstrated by numerous intersections that have widespread gold and silver values (up to 156.1 metres grading 0.79 g/t gold and 10.29 g/t silver) indicating the presence of a large hydrothermal system.

The QCM Property is a gold prospect located 250 kilometres northwest of Prince George. Previous surface exploration outlined a 300-metre by 130-metre zone averaging 600 ppb gold in soils. Limited drilling within this zone intercepted significant gold mineralization, including a 36.5 metre section averaging 1.31 g/t gold and a 27.4 metre section averaging 1.0 g/t gold.

Pursuant to the terms of the Agreement, Curator will make a share exchange takeover bid, on or before March 15, 2003, to the shareholders of Royal County, for all of the issued and outstanding shares of Royal County at an exchange ratio of 4 Curator common shares for each Royal County share. The making of the takeover bid is subject to a number of conditions, including due diligence and the obtaining of all requisite regulatory approvals.

ON BEHALF OF THE BOARD

Richard J. Bailes
President

For further information, please contact Sophia Shane at 604-689-7842.



International Curator Resources
Kinaskan Property
Gordon - QC Vein
6 vein systems
limited drilling, 1 hole
19.9 g/t Au / 2.5m
New grab samples
to 9.7 g/t Au
New soil & rock
geochem anomalies
to 1.3 g/t Au (soil)
to 1.6 g/t Au (rock)
grabs to 7.5%Cu
5.8 g/t Au
QC Porphyry
36m Chip 0.25% Cu
grabs to 9 g/t Au
in felsic volcanics
Horn Silver
4.2m x 45m body
Avg 378 g/t Ag,
1981 DDH
23 g/t Au / 1m
Spectrum Property
(Arkaroola Resources)
275,000 t of
15.7 g/t Au
Horn East
100m x 1100m Au
Soil Anomaly
Grabs to 7 g/t Au
New Au
Soil Anomalies
New Cu showing
grabs to 9.7% Cu
GJ PROPERTY
68 m DDH
1.9 g/t Au, 0.70% Cu
Trevor Peak
3 showings
18 g/t Au / 1.5m
23 g/t Au / 0.5m
Wolf 150m x 1000m
Au Soil Anomaly
Red Chris Property
(Amercian Bullion)
120 mt of 0.58% Cu
0.47 g/t Au
GROAT STOCK
KINASKAN LAKE
STEWART CASSIAR HWY
Iskut Village
CASSIAR
MAP AREA
STEWART
SMITHERS
BRITISH COLUMBIA
VANCOUVER
GEOLOGICAL LEGEND
Tertiary Basalts
HAZELTON GROUP - JURASSIC-TRIASSIC
Jurassic volcanics & sediments
Lower Jurassic to Upper Triassic mafic to interm. volcaniclastics
STUHINI GROUP - UPPER TRIASSIC
Basalt Flows, volcaniclastics
INTRUSIVES - EARLY JURASSIC
Alkali granite / felsite
Quartz Diorite, Monzodiorite, Monzonite
0 2 4
Kilometres

217

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

NEWS RELEASE

TAKEOVER BID UPDATE
ASSEAN LAKE DRILL PROGRAM UPDATE

March 24, 2003 (IC – TSX) ... **International Curator Resources Ltd.** reports that the takeover bid circular pursuant to the previously announced takeover bid of Royal County Minerals Corp. is being prepared and is expected to be mailed to Royal County shareholders shortly. Curator will be making a share exchange takeover bid to the shareholders of Royal County, for all of the issued and outstanding shares of Royal County at an exchange ratio of 4 Curator common shares for each Royal County share. The making of the takeover bid is subject to a number of conditions, including due diligence and the obtaining of all requisite regulatory approvals.

Royal County has an exciting portfolio of gold/copper/silver exploration properties in northwestern British Columbia - home to the Eskay Creek, Snip and Golden Bear Mines. Royal County is a Canadian publicly traded company listed on the TSX Venture Exchange under the symbol RMI. Concurrent with the successful completion of the takeover of Royal County, Mr. Ron Netolitzky will join the Board of Directors of Curator. Mr. Netolitzky brings years of successful exploration experience and technical expertise to the Company. Mr. Netolitzky was one of the key members of the team responsible for the discovery of Eskay Creek, one of Canada's highest grade and most profitable gold mines, and the development of the Snip gold mine.

The Company also reports that drilling is well underway at its Assean Lake gold project in northern Manitoba. Approximately 2,900 metres of drilling have been completed so far in 24 holes. Assay results are pending. Up to 4,500 metres of diamond drilling is scheduled for this program to test new targets defined by an extensive geophysical and geochemical survey carried out during the summer of 2002. The survey has defined targets on strike with the Hunt, B-52 and BIF gold zones. In addition, a number of new targets have been defined on the north shore of Assean Lake near the Lindal gold vein.

The prime exploration target at Assean Lake is shear-hosted gold associated with gold-enriched sulphide iron formation, which are the typical mineralization styles for gold deposits on the Canadian Shield. Since the inception of the project in February 2001, the Company has discovered three new "blind" gold zones, the Hunt, BIF and B-52 zones, bringing the total number of gold zones on the property to seven. This gold mineralization has been discovered locally over a 12 kilometre strike length along the Assean Lake Shear Zone, a 200 kilometre long deformation zone similar to shear zones associated with important gold mining camps elsewhere on the Canadian Shield.

Secondary exploration targets at Assean Lake are nickel deposits of the Thompson-type that are also associated with sulphidic iron formations.

The Assean Lake project is a joint venture between International Curator Resources Ltd. (60%) and Rare Earth Metals Corp. (40%). Curator is the operator.

Curator is a Vancouver-based gold exploration company focused on assembling a portfolio of solid Canadian gold projects with the objective of building one of Canada's leading gold exploration companies.

ON BEHALF OF THE BOARD

Richard J. Bailes
President

For further information, please contact Sophia Shane at 604-689-7842.

ROYAL COUNTY MINERALS CORP.
Suite 810 – 1708 Dolphin Ave.
Kelowna, BC
V1Y 9S4

Phone: 888-882-8177

TSX SYMBOL: RMI **February 17, 2003**

ROYAL COUNTY RECEIVES OFFER FROM INTERNATIONAL CURATOR

The board of directors of Royal County Minerals Corp. is pleased to announce that they have received an offer from International Curator Resources Ltd. ("Curator") to acquire all of the shares of the Company. Curator is a Canadian gold exploration company based in Vancouver whose shares trade on the TSX under the symbol IC.

Pursuant to the terms of the Agreement, Curator will make a share exchange takeover bid, on or before March 15, 2003, to the shareholders of Royal County, for all of the issued and outstanding shares of Royal County at an exchange ratio of 4 Curator common shares for each Royal County share. The completion of the takeover bid is subject to a number of conditions, including due diligence and the obtaining of all requisite regulatory approvals.

Concurrent with the proposed takeover of Royal County, Mr. Ron Netolitzky will join the Board of Directors of Curator. Mr. Netolitzky brings years of successful exploration experience and technical expertise to the Company. Mr. Netolitzky was responsible for the discovery of Eskay Creek, one of Canada's highest grade and most profitable gold mines.

International Curator is a Lundin managed company. The Lundins, headquartered in Geneva, Switzerland and Vancouver, Canada manage a group of internationally recognized publicly traded natural resource companies. The Lundins have been responsible for a number of world class mineral and oil and gas discoveries and developments including the Bajo de la Alumbrera copper/gold deposit which was the subject of $510 million takeover by Rio Algom and North Limited and the Veladero gold discovery, the subject of a $300 million takeover by Homestake. Veladero is now owned by Barrick and part of the Pascua/Lama/Veladero deposit with total resources of over 26 million ounces and is considered the largest undeveloped gold deposit in the world today. In addition, Lundin Oil with 4 major oil discoveries and oil reserves approaching 300 million barrels, was the subject of a $480 million takeover by Talisman Energy.

Mr. Richard Bailes, President of Curator, has 30 years experience in exploration and 15 years in management. He holds a B.Sc. from McGill University and a M.Sc. from the University of Manitoba. Mr. Bailes has a solid background in the evaluation and development of mineral projects and has published a number of papers on economic geology.

The board of directors of Royal County fully supports the takeover bid and believes that the merged company will be well positioned to finance the continuing exploration of the Kinaskan Lake property and Curator's adjacent GJ property.

(please refer to the news release of International Curator Resources Ltd. for information on the properties)

ON BEHALF OF THE BOARD

"Dev Randhawa"

Dev Randhawa, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

ROYAL COUNTY MINERALS CORP.
Suite 810 – 1708 Dolphin Ave.
Kelowna, BC
V1Y 9S4

Phone: 888-882-8177

TSX SYMBOL: RMI **March 26, 2003**

TAKEOVER BID UPDATE and PROPERTY ACQUISITION UPDATE

The Company reports that the takeover bid circular, pursuant to the previously announced offer from International Curator Resources Ltd. ("Curator") to acquire all of the shares of the Company, is being prepared and is expected to be mailed to Royal County shareholders shortly. Under the terms of the Agreement, Curator will be making a share exchange takeover bid for all of the issued and outstanding shares of the Company at an exchange ratio of 4 Curator common shares for each Royal County Minerals Corp. share.

The Company also announces that the TSX Venture Exchange has accepted for filing documentation pertaining to previously announced property acquisitions.

Pursuant to the Manson Creek mineral claims option agreement with Viceroy Resource Corporation ("Viceroy") announced on October 4, 2002, the Company has issued 50,000 shares with a hold period till July 7, 2003 and has paid $4,000 to Viceroy. The Company will also issue an additional 50,000 shares by March 6, 2004.

Pursuant to the Big Sheep and Relay Creek mineral claims option agreement with Viceroy announced on October 4, 2003, the Company has issued 150,000 shares with a hold period till July 7, 2003 and paid $12,000 to Viceroy. The Company will also issue an additional 150,000 shares by March 6, 2004.

Pursuant to the Bonanza gold property option agreement with United Mineral Services Ltd. ("UMS") announced February 6, 2003, the Company has issued 50,000 shares with a hold period till July 7, 2003 and has paid $10,000 to UMS. The Company will also issue 50,000 shares to UMS by December 31, 2003 and make cash payments of $20,000 by December 31 in 2003 and 2004 as well as cash payments of $25,000 by December 31 in 2005 and 2006.

Pursuant to the Bob Creek property acquisition announced on February 13, 2003, the Company has issued 50,000 shares with a hold period till July 7, 2003 and will issue an additional 50,000 by February 13, 2004.

Royal County Minerals Corp. is a Canadian based company in mineral exploration targeting precious metals in British Columbia whose common shares are listed on the TSX Venture Exchange under the symbol "RMI".

ON BEHALF OF THE BOARD

"Dev Randhawa"

Dev Randhawa, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

ROYAL COUNTY MINERALS CORP.
810 – 1708 Dolphin Ave.,
Kelowna, BC
V1Y 9S4

NOTICE OF CHANGE OF AUDITOR

The board of directors of Royal County Minerals Corp. (the "Company") requested Amisano Hanson to resign as auditors of the Company and, effective March 3, 2003, Amisano Hanson resigned. The board of directors of the Company has appointed Davidson & Company as auditors of the Company.

During the term of Amisano Hanson's appointment as auditors of the Company, there were no reportable events within the meaning ascribed to that term in National Policy 31. The report of the Company's auditors on the financial statements of the Company for the last two most recently completed fiscal years contained no adverse opinion or other disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company has requested that Amisano Hanson furnish a letter addressed to the securities administrators in each province in which the Company is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of the Amisano Hanson letter to the securities administrators will be filed with this notice.

The Company has requested that Davidson & Company furnish a letter addressed to the securities administrators in each province in which the Company is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of the Davidson & Company letter to the securities administrators will be filed with this notice.

Dated at Kelowna, B.C. this 3rd day of March, 2003.

ROYAL COUNTY MINERALS CORP.
Per:

"Bob Hemmerling"
Bob Hemmerling, Secretary

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

March 5, 2003

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB
VT2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

Re: Royal County Minerals Corp. (the "Company")
Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated March 3, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

"DAVIDSON & COMPANY"

DAVIDSON & COMPANY
Chartered Accountants

cc: TSX Venture Exchange

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

March 7, 2003

ROYAL COUNTY MINERALS CORP.
810 – 1708 Dolphin Ave.,
Kelowna, BC V1Y 9S4

Attention: Bob Hemmerling

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver BC V7Y 1L2

- and -

TSX Venture Exchange
650 West Georgia Street, 27th Floor
Vancouver BC V6B 4N9

Gentlemen:

Re: *Termination* of Amisano Hanson as Auditor for Royal County Minerals Corp. (the "Company")

In accordance with National Policy Statement No. 31, we have reviewed the Company's Notice of Change of Auditor dated March 3, 2003, and we do not disagree with the information contained in such Notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Davidson & Company, will be provided to the Company's registered shareholders.

Yours truly,

AMISANO HANSON

"*Amisano Hanson*"

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

INTERNATIONAL CURATOR RESOURCES LTD.
ROYAL COUNTY MINERALS CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

JOINT NEWS RELEASE

CURATOR MAILS TAKEOVER OFFER TO ROYAL COUNTY SHAREHOLDERS

April 9, 2003 (IC – TSX) ... **International Curator Resources Ltd.** ("Curator") and **Royal County Minerals Corp.** ("Royal County") announced today that Curator has mailed an offer to purchase all of the issued and outstanding common shares of Royal County, on the basis of 4 common shares of Curator for each common share of Royal County (the "Offer"), to the shareholders of Royal County.

The Offer was mailed together with the Director's Circular of Royal County which recommends acceptance of the Offer by the shareholders of Royal County.

The Offer will be open for acceptance by Royal County shareholders until 5:00 (Vancouver time) on May 14, 2003. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn not less than 90% of the common shares of Royal County and obtaining all applicable regulatory approvals. If the Offer is successful, Curator intends to take such steps as may be advisable in order to acquire 100% of the outstanding common shares of Royal County.

Concurrent with the successful completion of the takeover of Royal County, Mr. Ron Netolitzky will join the Board of Directors of Curator. Mr. Netolitzky brings years of successful exploration experience and technical expertise to the Company. Mr. Netolitzky was one of the key members of the team responsible for the discovery of Eskay Creek, one of Canada's highest grade and most profitable gold mines, and the development of the Snip gold mine.

The combined company will have a number of gold and copper projects in British Columbia, including the GJ copper/gold porphyry; the adjacent Kinaskan Lake property, which hosts a number of high grade gold showings; the Bob Creek gold/silver prospect; the QCM gold prospect; as well as the Assean Lake gold project in Manitoba.

Curator is a Vancouver-based gold exploration company focused on assembling a portfolio of Canadian gold projects with the objective of building one of Canada's leading gold exploration companies. The common shares are listed on the TSX Exchange under the symbol "IC". For additional information, please contact Sophia Shane at (604) 689-7842.

Royal County is a Canadian-based company involved in mineral exploration with a focus on precious metals in British Columbia. The shares of Royal County are listed on the TSX Venture Exchange under the symbol "RMI". For additional information, please contact Bob Hemmerling at (250) 868-8177.

Curator also reports that the 2003 winter drilling program has been completed at its Assean Lake gold project in northern Manitoba. Approximately 3,745 metres of drilling were completed in 33 holes. Assay results are pending. The Assean Lake project is a joint venture between International Curator Resources Ltd. (60%) and Rare Earth Metals Corp. (40%). Curator is the operator. Results will be released once all of them have been received and compiled.

ON BEHALF OF THE BOARDS OF

International Curator Resources Ltd.	Royal County Minerals Corp.
Richard J. Bailes President	Dev Randhawa President